

MAA LISTED NYSE | 30 YEARS



Growing Opportunities

2023 Annual Report



MAA Optimist Park, Charlotte, NC

MAA is an S&P 500 company and real estate investment trust (REIT) that develops, redevelops, acquires and manages apartment communities primarily throughout the Southeast, Southwest and Mid-Atlantic regions of the United States.

At MAA, we are committed to delivering exceptional service and value for our residents, associates, shareholders and the local communities in which we operate and are guided by our "Brighter View" mission statement that emphasizes respect for each individual, open communication, embracing opportunities and doing the right thing at the right time for the right reason.

A Proven Portfolio Strategy and Platform
for Capturing Growing Opportunities*

S&P 500
Member Company

30
Years Public

~2,400
Associates



● Multifamily Market

◉ Multifamily Market and Regional Office

✣ Multifamily Market and Corporate Headquarters

△ Multifamily Development Underway

16
States + DC

296
Communities

102K
Homes

*Map and community data represent the total portfolio including active developments and one joint venture property at December 31, 2023.

To Our Fellow Shareholders:

As we recap the results of the prior year and set our sights on the opportunities for 2024 and beyond, we believe that MAA is in the strongest position in our 30-year history to drive value for our residents, our communities, our associates and our shareholders. Following two years of record performance supported by a strong, post-COVID economic recovery and the resulting high demand for apartment housing, combined with a more normal level of new housing supply delivering into the markets, calendar year 2023 ushered in a year of changing conditions. A higher volume of new apartments delivering across most markets in the U.S. altered the supply–demand dynamics creating conditions that triggered moderating rent growth. Over our 30 years as an apartment-focused REIT, we have been through many economic and apartment market cycles. Our strategy and approach to creating value for MAA constituents has long been based on an awareness that these supply-demand cycles occur. Our diversified portfolio strategy that aims to lessen performance volatility caused by external market factors, along with our focus on providing exceptional service to our residents, maintaining a strong balance sheet and remaining disciplined in our capital deployment, support our goal to outperform over the long term. As one of only a few REITs that has never suspended or reduced our dividend, paying a steadily growing dividend for the past 30 years and delivering long-term returns for shareholders that rank in the top-tier of all REITs, we believe our strategy and operating platform are delivering on this goal. And with an outlook calling for growing demand for apartment housing, particularly in our high-growth region, we believe MAA is well positioned to continue to outperform for those we serve.

Growing Opportunity to Serve Our Residents Well

During calendar year 2023, our property teams welcomed and supported nearly 47,000 new households moving into MAA properties. Our property teams also actively supported our existing residents and we maintained existing resident-relationships through nearly 49,000 lease renewals in 2023. Our ability to successfully connect and respond to both potential and in-place residents speaks to our company culture and mission that are grounded in a belief that we are much more than an apartment real estate company; we are a service company providing a home and related services that are essential. We receive thousands of online Google ratings by MAA residents and are proud to have an aggregate score in 2023 of 4.44 out of 5 stars by Google Star Ratings – the highest rating among our publicly owned, apartment-REIT peer companies. Our focus on providing personal service to elevate our residents' living experience, we believe, is key to differentiating ourselves in this industry.



MAA Executive Leadership Team and Investor Relations associates ring NYSE Closing Bell® on January 29, 2024, commemorating the 30-Year anniversary of listing.

Growing Opportunity to Positively Impact Our Community

We aim to bring value to the communities and neighborhoods where we invest. This is accomplished in part through property taxes we pay that support local and state public service needs, and through our commitment to consistently maintain and upgrade our properties. In 2023, we invested over $183 million through our various capital maintenance programs. These investments serve to bring a positive impact to the communities and neighborhoods where we do business. Additionally, during 2023, we invested over $98 million in our redevelopment programs. During the year, we updated nearly 7,000 apartment units, installing new kitchen and bath fixtures that support resident utility savings, and completed the repositioning of five communities with improvements to enhance the resident experience and convenience, including upgraded fitness facilities, community areas and business centers. In 2023, we completed the portfolio-wide roll-out of our smart home technology initiative which among its many features includes leak detection and mobile thermostat control benefitting both the company and resident through utility savings. We also completed 70 LED lighting conversion projects as part of our effort to transition the common areas of our nearly 300 communities to more energy-efficient lighting. The highlight of our community efforts is our company philanthropy, the Open Arms Foundation, established nearly 30 years ago. Our company remains focused and deeply committed to Open Arms, which provides individuals and families experiencing a medical crisis with fully furnished housing within our communities at no cost as they seek treatment away from their own homes. In 2023, our associates raised nearly $1 million to help fund this program, which supported nearly 15,000 nights of stay for these families.

Growing Opportunity to Support Our Associates

As a service company, our MAA associates are truly the heartbeat of our company and their enthusiasm to provide exceptional service and to bring value to those that depend on our work is truly inspiring. During 2023, we continued to support the recruitment, development and retention of our diverse associate base embracing a key cornerstone

to our long-established Brighter View mission statement of "appreciating the uniqueness of each individual." As we continually strive to enhance our services and the value proposition for our residents, we believe that our inclusive approach is important to our successful execution.

Growing Opportunity to Enhance Shareholder Value

MAA crossed the 30-year milestone as a publicly traded company in January of 2024. While we are proud to have delivered a 12.6% annual compounded total shareholder return since our IPO (through December 31, 2023), it is the opportunities we have in front of us that truly excite our MAA team. New technology continues to strengthen and enhance the execution capabilities of our platform that we believe will deliver meaningful new value through our existing communities and expanding portfolio over the next few years. Our external growth pipeline is increasing with a record high level of new growth expected to deliver over the next three years into what we expect will be a strong leasing environment. We also remain active with the acquisition of newly constructed communities that will drive higher value growth. Our ability to grow value for our shareholders in this way is supported by an A- rated balance sheet – one of the strongest balance sheets in the REIT sector.

We would like to extend our appreciation and thanks to Toni Jennings who will be retiring from our Board of Directors in keeping with our mandatory retirement policies. Toni's service over her combined tenure with the legacy Post Properties company and MAA of twelve and a half years has been immensely beneficial and impactful to our growth and success. We also welcome Deb Caplan, John Case and Tammy Fischer to our Board. They each bring a wealth of experience, expertise and knowledge that will serve our company well over the coming years.

Thank you for your support of MAA.

H. Eric Bolton, Jr.
Chairman and Chief Executive Officer

A. Bradley Hill
President and Chief Investment Officer



MAA Westglenn, Denver, CO

"With an outlook calling for growing demand for apartment housing, particularly in our high-growth region, we believe MAA is well positioned to continue to outperform for those we serve."

Annual Compounded Total Shareholder Returns

Long-term Returns Exceed Peer Average[1], REIT Average and S&P 500 Index
At 12/31/2023



	10 YR	20 YR	30 YR[2]
MAA	12.1%	11.8%	12.6%
PEER AVG[1]	8.5%	9.5%	10.1%
DOW JONES EQUITY ALL REIT	8.0%	8.3%	9.6%
S&P 500 TOTAL RETURN INDEX	12.0%	9.7%	10.1%

■ MAA ■ PEER AVG[1] ■ DOW JONES EQUITY ALL REIT ■ S&P 500 TOTAL RETURN INDEX

SOURCE: S&P Global

[1]MAA excluded from Peer Average. Peers: AVB, CPT, EQR, ESS and UDR included in 10-Year and 20-Year Peer Average. Peers: CPT, EQR and UDR included in 30-Year Peer Average.

[2]30-Year returns have been calculated from MAA's IPO date of 1/28/1994 to 12/31/2023. 10-Year and 20-Year returns are calculated from 12/31/2003 and 12/31/2013, respectively, to 12/31/2023.

MAA has paid a steadily growing dividend for the past 30 years and delivered long-term returns for shareholders that rank in the top-tier of all REITs.

Consistent and Growing Annual Dividend per Share

Annual Cash Dividends Paid to Common Shareholders at 12/31/2023 | Never Cut or Suspended



1994 — 2023

Dividends per share: $1.21, $2.00, $2.04, $2.14, $2.20, $2.30, $2.32, $2.34, $2.34, $2.34, $2.34, $2.35, $2.38, $2.42, $2.46, $2.46, $2.46, $2.51, $2.64, $2.78, $2.92, $3.08, $3.28, $3.48, $3.69, $3.84, $4.00, $4.10, $4.68, $5.60

30-Year Compounded Annual Growth Rate of 5.2%

Strong Core AFFO per Share,
Core FFO per Share Growth in 2023



$5.64 $6.26	$5.75 $6.43	$6.32 $7.01	$7.67 $8.50	$8.24 $9.17
2019	2020	2021	2022	2023

2023 YOY Growth | 7.4%, 7.9%

▪ CORE AFFO/SHARE   ▪ CORE FFO/SHARE

Credit Ratings

A−	A3	A−
Stable	**Stable**	**Stable**
Standard & Poor's Ratings Services[1]	Moody's Investors Service[2]	Fitch Ratings[1]

[1]Corporate credit rating assigned to MAA and MAALP (the operating partnership of MAA)
[2]Corporate credit rating assigned to MAALP

Sector-Leading Balance Sheet Strength to Support Growing Opportunities

Net Debt/ Adjusted EBITDAre[1]

3.6x
MAA

4.7x
Peer Average

Total Capitalization[2]

At 12/31/2023



.2%   1.7%

20.2%

$16.11B Common Equity

$4.58B Total Debt + Preferred

77.9%

▪ COMMON EQUITY   ▪ UNSECURED DEBT
▪ SECURED DEBT   ▪ PREFERRED EQUITY

[1]Adjusted EBITDAre represents trailing twelve-month period ended December 31, 2023. Peer Average includes multifamily peers AVB, CPT, EQR, ESS and UDR. From company fourth quarter 2023 filings.

[2]Common shares and units outstanding multiplied by the closing stock price on 12/31/2023, plus total debt outstanding at 12/31/2023, plus Preferred stock ($50 redeemable stock price multiplied by total shares outstanding).



Growing
Opportunities

2023 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition period from _____ to _____

Commission File Number 001-12762 (Mid-America Apartment Communities, Inc.)
Commission File Number 333-190028-01 (Mid-America Apartments, L.P.)

MID-AMERICA APARTMENT COMMUNITIES, INC.
MID-AMERICA APARTMENTS, L.P.
(Exact name of registrant as specified in its charter)

Tennessee (Mid-America Apartment Communities, Inc.)	**62-1543819**
Tennessee (Mid-America Apartments, L.P.)	**62-1543816**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

6815 Poplar Avenue, Suite 500, Germantown, Tennessee, 38138
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **(901) 682-6600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share (Mid-America Apartment Communities, Inc.)	MAA	New York Stock Exchange
8.50% Series I Cumulative Redeemable Preferred Stock, $.01 par value per share (Mid-America Apartment Communities, Inc.)	MAA*I	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Mid-America Apartment Communities, Inc.	Yes ☒	No ☐
Mid-America Apartments, L.P.	Yes ☐	No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Mid-America Apartment Communities, Inc.	Yes ☐	No ☒
Mid-America Apartments, L.P.	Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Mid-America Apartment Communities, Inc.	Yes ☒	No ☐
Mid-America Apartments, L.P.	Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Mid-America Apartment Communities, Inc.	Yes ☒	No ☐
Mid-America Apartments, L.P.	Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Mid-America Apartment Communities, Inc.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

Mid-America Apartments, L.P.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
   Mid-America Apartment Communities, Inc. ☒
   Mid-America Apartments, L.P. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
   Mid-America Apartment Communities, Inc. ☐
   Mid-America Apartments, L.P. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
   Mid-America Apartment Communities, Inc. ☐
   Mid-America Apartments, L.P. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Mid-America Apartment Communities, Inc.	Yes ☐	No ☒
Mid-America Apartments, L.P.	Yes ☐	No ☒

The aggregate market value of the 70,492,194 shares of common stock of Mid-America Apartment Communities, Inc. held by non-affiliates was approximately $10.7 billion based on the closing price of $151.86 as reported on the New York Stock Exchange on June 30, 2023. This calculation excludes shares of common stock held by the registrant's officers and directors and each person known by the registrant to beneficially own more than 5% of the registrant's outstanding shares, as such persons may be deemed to be affiliates. This determination of affiliate status should not be deemed conclusive for any other purpose. As of February 6, 2024, there were 116,715,633 shares of Mid-America Apartment Communities, Inc. common stock outstanding.

There is no public trading market for the partnership units of Mid-America Apartments, L.P. As a result, an aggregate market value of the partnership units of Mid-America Apartments, L.P. cannot be determined.

Documents Incorporated by Reference

Portions of the proxy statement for the annual shareholders meeting of Mid-America Apartment Communities, Inc. to be held on May 21, 2024 are incorporated by reference into Part III of this report. We expect to file our proxy statement within 120 days after December 31, 2023.

MID-AMERICA APARTMENT COMMUNITIES, INC.
MID-AMERICA APARTMENTS, L.P.

TABLE OF CONTENTS

Explanatory Note

This report combines the Annual Reports on Form 10-K for the year ended December 31, 2023 of Mid-America Apartment Communities, Inc., a Tennessee corporation, and Mid-America Apartments, L.P., a Tennessee limited partnership, of which Mid-America Apartment Communities, Inc. is the sole general partner. Mid-America Apartment Communities, Inc. and its 97.4% owned subsidiary, Mid-America Apartments, L.P., are both required to file annual reports under the Securities Exchange Act of 1934, as amended. Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "MAA" refer only to Mid-America Apartment Communities, Inc., and not any of its consolidated subsidiaries. Unless the context otherwise requires, all references in this report to "we," "us," "our," or the "Company" refer collectively to Mid-America Apartment Communities, Inc., together with its consolidated subsidiaries, including Mid-America Apartments, L.P. Unless the context otherwise requires, all references in this report to the "Operating Partnership" or "MAALP" refer to Mid-America Apartments, L.P. together with its consolidated subsidiaries. "Common stock" refers to the common stock of MAA, "preferred stock" refers to the preferred stock of MAA, and "shareholders" refers to the holders of shares of MAA's common stock or preferred stock, as applicable. The common units of limited partnership interest in the Operating Partnership are referred to as "OP Units" and the holders of the OP Units are referred to as "common unitholders."

As of December 31, 2023, MAA owned 116,694,124 OP Units (97.4% of the total number of OP Units). MAA conducts substantially all of its business and holds substantially all of its assets, directly or indirectly, through the Operating Partnership, and by virtue of its ownership of the OP Units and being the Operating Partnership's sole general partner, MAA has the ability to control all of the day-to-day operations of the Operating Partnership.

We believe combining the Annual Reports on Form 10-K of MAA and the Operating Partnership, including the notes to the consolidated financial statements, into this report results in the following benefits:

- enhances investors' understanding of MAA and the Operating Partnership by enabling investors to view the business as a whole in the same manner that management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the disclosure in this report applies to both MAA and the Operating Partnership; and
- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

MAA, an S&P 500 company, is a multifamily-focused, self-administered and self-managed real estate investment trust, or REIT. Management operates MAA and the Operating Partnership as one business. The management of the Company is comprised of individuals who are officers of MAA and employees of the Operating Partnership. We believe it is important to understand the few differences between MAA and the Operating Partnership in the context of how MAA and the Operating Partnership operate as a consolidated company. MAA and the Operating Partnership are structured as an umbrella partnership REIT, or UPREIT. MAA's interest in the Operating Partnership entitles MAA to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to MAA's percentage interest therein and entitles MAA to vote on substantially all matters requiring a vote of the partners. MAA's only material asset is its ownership of limited partnership interests in the Operating Partnership (other than cash held by MAA from time to time); therefore, MAA's primary function is acting as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing certain debt of the Operating Partnership from time to time. The Operating Partnership holds, directly or indirectly, all of the real estate assets. Except for net proceeds from public equity issuances by MAA, which are contributed to the Operating Partnership in exchange for limited partnership interests, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, direct or indirect incurrence of indebtedness and issuance of OP Units.

The presentation of MAA's shareholders' equity and the Operating Partnership's capital are the principal areas of difference between the consolidated financial statements of MAA and those of the Operating Partnership. MAA's shareholders' equity may include shares of preferred stock, shares of common stock, additional paid-in capital, cumulative earnings, cumulative distributions, noncontrolling interests, treasury shares, accumulated other comprehensive income or loss and redeemable common stock. The Operating Partnership's capital may include common capital and preferred capital of the general partner (MAA), limited partners' common capital and preferred capital, noncontrolling interests, accumulated other comprehensive income or loss and redeemable common units. Holders of OP Units (other than MAA) may require the Operating Partnership to redeem their OP Units from time to time, in which case the Operating Partnership may, at its option, pay the redemption price either in cash (in an amount per OP Unit equal, in general, to the average closing price of MAA's common stock on the New York Stock Exchange, or NYSE, over a specified period prior to the redemption date) or by delivering one share of MAA's common stock (subject to adjustment under specified circumstances) for each OP Unit so redeemed.

In order to highlight the material differences between MAA and the Operating Partnership, this Annual Report on Form 10-K includes sections that separately present and discuss areas that are materially different between MAA and the Operating Partnership, including:

- the consolidated financial statements in Item 8 of this report;
- certain accompanying notes to the consolidated financial statements, including Note 2 - Earnings per Common Share of MAA and Note 3 - Earnings per OP Unit of MAALP; and Note 8 - Shareholders' Equity of MAA and Note 9 - Partners' Capital of MAALP;
- the controls and procedures in Item 9A of this report; and
- the certifications included as Exhibits 31 and 32 to this report.

In the sections that combine disclosures for MAA and the Operating Partnership, this report refers to actions or holdings as being actions or holdings of the Company. Although the Operating Partnership (directly or indirectly through one of its subsidiaries) is generally the entity that enters into contracts, holds assets and issues debt, management believes this presentation is appropriate for the reasons set forth above and because we operate the business through the Operating Partnership. MAA, the Operating Partnership and its subsidiaries operate as one consolidated business, but MAA, the Operating Partnership and each of its subsidiaries are separate, distinct legal entities.

Forward-Looking Statements

We consider this and other sections of this Annual Report on Form 10-K to contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our expectations for future periods. Forward-looking statements do not discuss historical fact, but instead include statements related to expectations, projections, intentions or other items related to the future. Such forward-looking statements include, without limitation, statements regarding expected operating performance and results, property stabilizations, property acquisition and disposition activity, joint venture activity, development and renovation activity and other capital expenditures, and capital raising and financing activity, as well as lease pricing, revenue and expense growth, occupancy, interest rate and other economic expectations. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "forecasts," "projects," "assumes," "will," "may," "could," "should," "budget," "target," "outlook," "opportunity," "guidance" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, as described below, which may cause our actual results, performance or achievements to be materially different from the results of operations, financial conditions or plans expressed or implied by such forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such forward-looking statements included in this Annual Report on Form 10-K may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

The following factors, among others, could cause our actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking statements:
- inability to generate sufficient cash flows due to unfavorable economic and market conditions, changes in supply and/or demand, competition, uninsured losses, changes in tax and housing laws or other factors;
- exposure to risks inherent in investments in a single industry and sector;
- adverse changes in real estate markets, including, but not limited to, the extent of future demand for multifamily units in our significant markets, barriers of entry into new markets which we may seek to enter in the future, limitations on our ability to increase or collect rental rates, competition, our ability to identify and consummate attractive acquisitions or development projects on favorable terms, our ability to consummate any planned dispositions in a timely manner on acceptable terms, and our ability to reinvest sale proceeds in a manner that generates favorable returns;
- failure of development communities to be completed within budget and on a timely basis, if at all, to lease-up as anticipated or to achieve anticipated results;
- unexpected capital needs;
- material changes in operating costs, including real estate taxes, utilities and insurance costs, due to inflation and other factors;
- inability to obtain appropriate insurance coverage at reasonable rates, or at all, losses due to uninsured risks, deductibles and self-insured retentions, or losses from catastrophes in excess of coverage limits;
- ability to obtain financing at favorable rates, if at all, or refinance existing debt as it matures;
- level and volatility of interest or capitalization rates or capital market conditions;
- the effect of any rating agency actions on the cost and availability of new debt financing;

- the impact of adverse developments affecting the U.S. or global banking industry, including bank failures and liquidity concerns, which could cause continued or worsening economic and market volatility, and regulatory responses thereto;
- significant change in the mortgage financing market or other factors that would cause single-family housing or other alternative housing options, either as an owned or rental product, to become a more significant competitive product;
- ability to continue to satisfy complex rules in order to maintain our status as a REIT for federal income tax purposes, the ability of the Operating Partnership to satisfy the rules to maintain its status as a partnership for federal income tax purposes, the ability of our taxable REIT subsidiaries to maintain their status as such for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;
- inability to attract and retain qualified personnel;
- cyber liability or potential liability for breaches of our or our service providers' information technology systems or business operations disruptions;
- potential liability for environmental contamination;
- changes in the legal requirements we are subject to, or the imposition of new legal requirements, that adversely affect our operations;
- extreme weather and natural disasters;
- disease outbreaks and other public health events, and measures that are taken by federal, state and local governmental authorities in response to such outbreaks and events;
- impact of climate change on our properties or operations;
- legal proceedings or class action lawsuits;
- impact of reputational harm caused by negative press or social media postings of our actions or policies, whether or not warranted;
- compliance costs associated with numerous federal, state and local laws and regulations; and
- other risks identified in this Annual Report on Form 10-K, including under the caption "Risk Factors," and in other reports we file with the Securities and Exchange Commission, or the SEC, or in other documents that we publicly disseminate.

New factors may also emerge from time to time that could have a material adverse effect on our business. Except as required by law, we undertake no obligation to publicly update or revise forward-looking statements contained in this Annual Report on Form 10-K to reflect events, circumstances or changes in expectations after the date on which this Annual Report on Form 10-K is filed.

PART I

Item 1. Business.

Overview

MAA, an S&P 500 company, is a multifamily-focused, self-administered and self-managed real estate investment trust, or REIT. We own, operate, acquire and selectively develop apartment communities primarily located in the Southeast, Southwest and Mid-Atlantic regions of the U.S. As of December 31, 2023, we maintained full or partial ownership of apartment communities, including communities currently in development, across 16 states and the District of Columbia, summarized as follows:

Multifamily	Communities [1]	Units
Consolidated	295 [2]	100,625 [3]
Unconsolidated	1	269
Total	**296**	**100,894**

[1] As of December 31, 2023, 34 of the Company's apartment communities included retail components.
[2] Number of communities includes five communities under development as of December 31, 2023.
[3] Number of units excludes development units not yet delivered as of December 31, 2023.

Our business is conducted principally through the Operating Partnership. MAA is the sole general partner of the Operating Partnership, holding 116,694,124 OP Units, comprising a 97.4% partnership interest in the Operating Partnership as of December 31, 2023. MAA and MAALP were formed in Tennessee in 1993.

Business Objectives

Our primary business objectives are to generate a sustainable, stable and increasing cash flow that will fund our dividends and distributions through all parts of the real estate investment cycle. To achieve these objectives, we intend to continue to pursue the following goals and strategies:

- create value for our shareholders, residents, associates and the communities in which our properties are located;
- effectively operate our existing properties with an intense property and asset management focus;
- utilize technology to provide services desired by our residents and create efficiencies and performance advantages in our operations;
- take an opportunistic approach to buying, selling, developing and renovating apartment communities;
- diversify our portfolio across markets, submarkets and price points in the geographical areas in which we operate to minimize operating performance volatility;
- offer attractive work environments, compensation and incentive packages and career development opportunities to attract and retain required talent; and
- actively manage our balance sheet and capital structure.

Operations

Our goal is to generate return on investment collectively and in each apartment community by increasing revenues, controlling operating expenses, maintaining high occupancy levels and reinvesting in the income producing capacity of each apartment community as appropriate. The steps taken to meet these objectives include:

- providing management information and improved customer services through technology innovations;
- implementing programs to control expenses through investment in cost-saving initiatives;
- analyzing individual asset productivity performances to identify best practices and improvement areas;
- maintaining the physical condition of each property through ongoing capital investments;
- improving the "curb appeal," amenities and common areas of the apartment communities through environmentally-thoughtful landscaping and exterior improvements, and repositioning apartment communities from time to time to enhance or maintain market positions;
- effectively utilizing search engine optimization, internet leasing solutions and other internet tools to generate leasing traffic;
- managing lease expirations to align with peak leasing traffic patterns and to maximize productivity of property staffing; and
- allocating additional capital, including capital for selective interior and exterior improvements.

We believe that leveraging the strength of enterprise solutions in conjunction with our decentralized operating structure capitalizes on specific market knowledge and provides greater accountability than an entirely centralized structure. To support our operational structure, senior management, along with various asset management functions, are proactively involved in supporting and optimizing property operations and reviewing property management performance through extensive reporting processes and on-site visits. To maximize the amount of information shared between senior management and the properties on a real-time basis, we utilize a web-based property management system. The system contains property and accounting modules that allow for operating efficiencies and continued expense control, provide for various expanded revenue management practices and improve the support provided to on-site property operations. We use a "yield management" pricing program that helps our property managers optimize rental revenues, and we also utilize purchase order and accounts payable software to provide improved controls and management information.

Investment in technology continues to drive operating efficiencies in our business and helps us to better meet the changing needs of our residents. Our residents have the ability to conduct business with us 24 hours a day, 7 days a week and complete online leasing applications, leases and renewals through our web-based resident portal. Interacting with our residents through such technology has allowed us to improve resident satisfaction ratings and increase the efficiency of our operating teams. We continue to invest in technology to enable potential residents to examine their future homes both online (virtual touring) or by self-guided tour (self-touring) in addition to the more traditional guided tour.

Acquisitions and Development

Our external growth strategy is to acquire existing apartment communities, utilize our internal development team to develop our own apartment communities and partner with select developers to develop apartment communities that we will own completely after stabilization, which we refer to as a pre-purchase transaction. Acquisitions and development, along with dispositions, help us achieve and maintain our desired product mix, geographic diversification and asset allocation. Portfolio growth allows for maximizing the efficiency of the existing management and overhead structure. We have extensive experience in the acquisition and development of apartment communities. We will continue to evaluate opportunities that arise, and we will utilize this strategy to increase our number of apartment communities in strong and growing markets.

We acquired the following properties during the year ended December 31, 2023:

Multifamily Acquisitions	Market	Units	Date Acquired
MAA Central Ave	Phoenix, AZ	323	October 2023
MAA Optimist Park	Charlotte, NC	352	November 2023

Land Acquisitions	Market	Acres	Date Acquired
MAA Packing District II	Orlando, FL	6	February 2023
MAA Nixie	Raleigh, NC	0.4	November 2023

Development activities may be conducted through wholly-owned entities or through joint ventures with our pre-purchase transaction partners. Typically, fixed price construction contracts are signed with unrelated parties to minimize construction risk. We may also engage in limited expansion development opportunities on existing communities in which we typically serve as the developer. During the year ended December 31, 2023, we incurred $198.2 million in development costs and completed one development project.

The following multifamily projects were under development as of December 31, 2023 (dollars in thousands):

Project	Market	Total Units	Units Completed	Cost to Date	Budgeted Cost	Estimated Cost Per Unit	Expected Completion
Novel Daybreak [1]	Salt Lake City, UT	400	196	$ 91,620	$ 99,450	$ 249	3rd Quarter 2024
Novel Val Vista [1]	Phoenix, AZ	317	3	71,227	79,800	252	4th Quarter 2024
MAA Milepost 35	Denver, CO	352	3	92,980	125,000	355	4th Quarter 2024
MAA Nixie	Raleigh, NC	406	—	45,932	145,500	358	3rd Quarter 2025
MAA Breakwater	Tampa, FL	495	—	89,851	197,500	399	4th Quarter 2025
Total		**1,970**	**202**	**$ 391,610**	**$ 647,250**		

[1] This pre-purchase multifamily community development is being developed through a joint venture with a local developer. We own 80% of the joint venture that owns this property.

Dispositions

We sell apartment communities and other assets that no longer meet our long-term strategy or when market conditions are favorable, and we redeploy the proceeds from those sales to acquire, develop and redevelop additional apartment communities and rebalance our portfolio across or within geographic regions. Dispositions also allow us to realize a portion of the value created through our investments and provide additional liquidity. We are then able to redeploy the net proceeds from our dispositions in lieu of raising additional equity or debt capital. In deciding to sell an apartment community, we consider current market conditions and generally solicit competing bids from unrelated parties for these individual properties, considering the sales price and other key terms of each proposal. We also consider portfolio dispositions when such a structure is useful to maximize proceeds and efficiency of execution. During the year ended December 31, 2023, we disposed of one land parcel totaling approximately 21 acres.

Property Redevelopment and Repositioning Activity

We focus on both interior unit upgrades and property amenity and common area upgrades above and beyond routine capital upkeep on our apartment communities that we believe have the ability to support additional rent growth. During the year ended December 31, 2023, we renovated the kitchen and bathroom of 6,858 apartment units at an average cost of $6,453 per apartment unit, achieving average rental rate increases of 7.1% above the normal market rate for similar but non-renovated apartment units.

We have installed smart home technology (unit entry locks, mobile control of lights and thermostat and leak monitoring) at many of our apartment communities in order to provide additional resident value and increase rent growth. During the year ended December 31, 2023, we installed smart devices in 21,159 apartment units at an average cost of $1,533 per apartment unit and a projected average monthly rent increase of approximately $20 per unit upon lease renewal or unit turnover. As of December 31, 2023, we have completed installation of smart home technology at more than 90% of our existing apartment units and are employing smart home technology in all of our new developments.

Separately, we continued our property repositioning program to upgrade and reposition the amenity and common areas at certain of our apartment communities. The program includes targeted plans to move all apartment units at such apartment communities to higher rents. For the year ended December 31, 2023, we spent $17.0 million on this program.

Portfolio Strategy

Our goal is to maintain a diversified, balanced portfolio that we believe provides the optimal path to maximizing operating performance over the full economic cycle. Maintaining a diverse portfolio includes:

- Operating apartment communities in a variety of markets across the Southeast, Southwest, and Mid-Atlantic regions of the U.S.
- Operating apartment communities in a variety of submarkets within our markets (urban, suburban, inner loop, etc.)
- Operating apartment communities of different product types such as high-rise, mid-rise and garden style
- Offering a variety of different rent price points within a market or submarket

We believe a diverse portfolio performs well during economic up cycles and weathers economic down cycles better than a more homogenous portfolio.

Human Capital

As of December 31, 2023, we employed 2,427 associates. Our associates' time, energy, creativity and passion are essential to our continued success as a company. With respect to our workforce, we focus on driving diversity and inclusion, providing market-competitive pay and benefits to support our associates' well-being, encouraging our associates' growth and development, fostering associate engagement and protecting our associates' health and safety.

We respect the privilege of providing value to those whose lives we touch. We call this outlook our "Brighter View." To achieve these objectives, we use our Core Values to guide the way we interact with each other and conduct business by:

- appreciating the uniqueness of each individual;
- communicating openly and with integrity;
- embracing opportunities; and
- doing the right thing at the right time for the right reasons.

Diversity, Equity and Inclusion

We strive to recruit, develop and retain a talented and diverse workforce that mirrors the diversity of our residents and the communities where we do business. We are committed to an inclusive working environment that not only values diversity in ideas and opinions, but also fosters a sense of belonging and connection where associates feel recognized and appreciated regardless of individual differences. Our goal through these efforts is to support and promote inclusive diversity, equal opportunity and fair treatment for all those working at the company and as a result create more value for all the constituents we serve. Our Inclusive Diversity Council is comprised of individuals across all areas of our company whose aim is to cultivate conversations, expand education and examine our practices surrounding diversity and inclusion. This group works collaboratively with our Chief Executive Officer and other members of our executive team to ensure our policies and actions are guided by our culture of inclusivity and are free from discriminatory practices and bias.

We recruit from a diverse range of sources including historically Black colleges and universities as well as technical/trade schools. As of December 31, 2023, ethnic/cultural minorities represented approximately 53% of our workforce, 42% of our collective corporate, regional and property leadership positions and 50% of our associates promoted during the year ended December 31, 2023. Also, as of December 31, 2023, females represented approximately 46% of our workforce, 56% of our collective corporate, regional and property leadership positions and 53% of our associates promoted during the year ended December 31, 2023. We intend to continue using a combination of targeted recruiting, talent development and internal promotion strategies to expand the diversity of our employee base across all roles and functions.

Well-being and Development

We take a comprehensive approach to supporting our associates' physical and emotional health as well as their financial and professional well-being. Our associates are eligible for many benefit plans and programs for which we pay part or all of the cost, such as medical, dental and vision insurance, life and disability insurance, various wellness programs and an employee assistance program. In addition, we offer several supplemental and voluntary benefit plans, paid sick leave, paid vacation and other paid time off benefits to support our associates' overall well-being. We strive to maintain an equitable compensation program for performance, designed to reward competitive levels of compensation based on employee contributions, performance and qualifications. We offer a 401(k) savings plan with an employer match as well as educational support for savings strategies. We also offer discounted rent to associates, parental leave and financial assistance with adoption expenses as well as grant up to three scholarships for associates' dependents each year. Our training and development programs are designed to provide continuous learning for associates in the flow of their workday. Additionally, we encourage and provide financial assistance to our eligible associates to seek education and certification outside of the company through both apartment associations and accredited educational institutions. We encourage our associates to "embrace opportunities" including developing skills and knowledge needed for increased responsibilities as they promote within the company.

Communication and Engagement

We place an emphasis on communication to ensure associates feel informed and connected as an organization. We utilize a variety of communication channels to provide associates with timely information that is relevant to their role in the company, to company-wide initiatives and their professional interests. We also believe the best way to gain in-depth insight into how associates feel about working at MAA is to provide regular, frequent, and trusted opportunities to safely share feedback. From there, we are able to develop and continuously improve our work environment to enhance job satisfaction. We regularly conduct surveys with all associates to measure associate engagement and capture topical feedback to guide current programs, projects and progress. We are also driven to prove that we are listening, and that real action and improvements are executed as a result. Lastly, we conduct an annual review process to provide an opportunity for each associate to build mutual understanding with leadership, gain self-discovery and learn about possible avenues for growth. We encourage a work environment where ideas, problems and solutions can be discussed with immediate managers and other management personnel.

Capital Structure

We use a combination of debt and equity sources to fund our business objectives. We focus on maintaining access, flexibility and low costs, which we believe allows us to proactively support normal business operations and source potential investment opportunities in the marketplace. We structure our debt maturities to avoid disproportionate exposure in any given year. Our primary debt financing strategy is to access the unsecured debt markets to provide our debt capital needs, but we also maintain a limited amount of secured debt and maintain our access to both the secured and unsecured debt markets for maximum flexibility. We also believe that we have significant access to the equity capital markets.

We intend to target our total debt, net of cash held, to a range of approximately 30% to 36% of our adjusted total assets (as defined in the covenants for the bonds issued by MAALP). Our charter and bylaws do not limit our debt levels and our Board of Directors can modify this policy at any time. We may issue new equity to maintain our debt within the target range. Covenants for our unsecured senior notes limit our total debt to 60% or less of our adjusted total assets. As of December 31, 2023, our total debt was 27.8% of our adjusted total assets.

We intend to target the ratio of our net debt to Adjusted EBITDA*re* to a range of 4.5x to 5.5x. We monitor our debt levels to a ratio of net debt to Adjusted EBITDA*re* in order to maintain our investment grade credit ratings. We believe this is an important factor in the management of our debt levels to maintain an optimal capital structure, and it is also considered in the assignment of our credit ratings. Adjusted EBITDA*re* is measured on a trailing twelve-month basis. As of December 31, 2023, our net debt to Adjusted EBITDA*re* ratio was 3.6x. For additional information on net debt and Adjusted EBITDA*re*, including reconciliations of the most directly comparable U.S. generally accepted accounting principles, or GAAP, measures to both net debt and Adjusted EBITDA*re*, see "Management's Discussion and Analysis of Financial Condition and Results of Operation - Non-GAAP Financial Measures - Net Debt, EBITDA, EBITDA*re*, and Adjusted EBITDA*re*" in this Annual Report on Form 10-K.

We continuously review opportunities for lowering our cost of capital. We plan to continue using unsecured debt to take advantage of the lower cost of capital and flexibility provided by these markets. We will evaluate opportunities to repurchase shares when we believe that our share price is significantly below our net present value. We also look for opportunities where we can acquire or develop apartment communities, selectively funded or partially funded by sales of equity securities, when appropriate opportunities arise. We focus on improving the net present value of our investments by generating cash flow from our portfolio of assets above the estimated total cost of debt and equity capital. We routinely make new investments when we believe it will be accretive to shareholder value over the life of the investments.

Competition and Market Demand

Our apartment communities are located in areas that include other apartment communities. Occupancy and rental rates are affected by the number of competitive apartment communities in a particular area. The owners of competing apartment communities may have greater resources than us, and the managers of these apartment communities may have more experience than our management. Moreover, single-family rental housing, manufactured housing, condominiums and the new and existing home markets provide housing alternatives to potential residents of apartment communities. Competition for new residents is generally intense across all of our markets. Some competing apartment communities offer features that our apartment communities do not have or may be deemed to be in a more desirable location within the market. Competing apartment communities can use concessions or lower rents to obtain temporary competitive advantages. Also, some competing apartment communities are newer than our apartment communities, may have different amenities or otherwise be more attractive to a prospective resident. The competitive position of each apartment community is different depending upon many factors including submarket supply and demand. In addition, other real estate investors compete with us to acquire existing properties and to develop new properties. These competitors include insurance companies, pension and investment funds, public and private real estate companies, investment companies and other public and private apartment REITs, some of which may have greater resources, greater ability to utilize leverage or lower capital costs than we do.

We believe, however, that we are generally well-positioned to compete effectively for residents and acquisition and development opportunities. We believe our competitive advantages include:

- a fully integrated organization with property management, development, redevelopment, acquisition, marketing, sales and financing expertise;
- scalable operating and support systems, which include automated systems to meet the changing technological needs of our residents and associates;
- access to a wide variety of debt and equity capital sources;
- geographic diversification with a presence in 39 defined markets across the Southeast, Southwest and Mid-Atlantic regions of the U.S.; and
- significant presence in many of our major markets that allows us to be a local operating expert and offer varying location options within a market to meet a variety of prospective resident preferences.

Moving forward, we plan to continue our focus on optimizing lease expiration management, current and prospective resident engagement, expense control and resident retention efforts and also to align employee incentive plans with our performance. We also plan to continue to make capital improvements to both our apartment communities and individual units on a regular basis to maintain a competitive position. We believe this plan of operation, coupled with the portfolio's strengths in targeting residents across a geographically diverse platform, should position us for continued operational growth.

For information regarding trends in market demand, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Trends" in this Annual Report on Form 10-K.

Environmental Matters

As a part of our standard apartment community acquisition and development processes, we generally obtain environmental studies of the sites from outside environmental engineering firms. The purpose of these studies is to identify potential sources of contamination at the site and to assess the status of environmental regulatory compliance. These studies generally include historical reviews of the site, reviews of certain public records, preliminary investigations of the site and surrounding properties, inspection for the presence of asbestos, poly-chlorinated biphenyls and underground storage tanks and the preparation and issuance of written reports. Depending on the results of these studies, more invasive procedures, such as soil sampling or ground water analysis, may be performed to investigate potential sources of contamination. These studies must be satisfactorily completed before we take ownership of an acquisition or development property; however, no assurance can be given that the studies or additional documents reviewed identify all significant environmental risks. See "Risk Factors – Environmental problems are possible and can be costly" and "Risk Factors – Compliance or failure to comply with laws and regulations could have an adverse effect on our operations and the values of our properties" in this Annual Report on Form 10-K.

The environmental studies we received on properties that we have acquired have not revealed any material environmental liabilities. Should any potential environmental risks or conditions be discovered during our due diligence process, the potential costs of remediation will be assessed carefully and factored into the cost of acquisition, assuming the identified risks and factors are deemed to be manageable and within reason. We are not aware of any existing conditions that we believe would be considered a material environmental liability. Nevertheless, it is possible that the studies do not reveal all environmental risks or that there are material environmental liabilities of which we are not aware. Moreover, no assurance can be given concerning future laws, ordinances or regulations, or the potential introduction of hazardous or toxic substances by neighboring properties or residents.

Government Regulations

We must own, operate, manage, acquire, develop and redevelop our properties in compliance with numerous federal, state and local laws and regulations, some of which may conflict with one another or are subject to limited judicial or regulatory interpretations. These laws and regulation include landlord-tenant laws, employment laws, antitrust and other competition laws, laws benefitting disabled persons, privacy laws, tax laws, environmental laws, zoning laws, building codes and other laws regulating housing or that are generally applicable to our business and operations. Noncompliance with laws and regulations could expose us to liability, such as the imposition of fines by the government or the award of damages to private litigants, and could require us to make significant unanticipated expenditures, such as making modifications to our existing apartment communities or increasing construction costs for development communities. Compliance with the various laws and regulations we are subject to did not have a material effect on our capital expenditures, results of operations and competitive position for the year ended December 31, 2023 as compared to prior periods.

For additional information, see "Risk Factors – Environmental problems are possible and can be costly" and "Risk Factors – Compliance or failure to comply with laws and regulations could have an adverse effect on our operations and the values of our properties" in this Annual Report on Form 10-K.

Qualification as a Real Estate Investment Trust

MAA has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Code. To continue to qualify as a REIT, MAA must continue to meet certain tests which, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets and that we distribute at least 90% of our REIT taxable income (other than our net capital gains) to our shareholders annually. If MAA maintains its qualification as a REIT, MAA generally will not be subject to U.S. federal income taxes at the corporate level on its net income to the extent it distributes such net income to its shareholders annually. Even if MAA continues to qualify as a REIT, it will continue to be subject to certain federal, state and local taxes on its income and its property. For the year ended December 31, 2023, MAA paid total distributions of $5.600 per share of common stock to its shareholders, which was above the 90% REIT distribution requirement.

Website Access to Our Reports

MAA and the Operating Partnership file combined periodic reports with the SEC. Our Annual Reports on Form 10-K, along with our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, are available on our website at https://www.maac.com as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Reference to our website does not constitute incorporation by reference of the information contained on the site and should not be considered part of this Annual Report on Form 10-K. All of the aforementioned materials may also be obtained free of charge by contacting our Investor Relations Department, 6815 Poplar Avenue, Suite 500, Germantown, Tennessee 38138.

Item 1A. Risk Factors.

In addition to the other information contained in this Annual Report on Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business prospects, financial condition or results of operations. Investors should carefully consider the risks described below before making an investment decision. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks that are not presently known to us, that we currently believe are immaterial or that could apply generically to any company may also significantly impact our business operations. If any of these risks occur, our business prospects, financial condition or results of operations could suffer, the market price of our stock and the trading price of our debt securities could decline and you could lose all or part of your investment in our stock or debt securities.

Risks Related to Our Real Estate Investments and Our Operations

Unfavorable market and economic conditions could adversely affect occupancy levels, rental revenues and the value of our properties.

General economic conditions in the U.S. have fluctuated significantly in recent quarters with the U.S. experiencing negative macroeconomic conditions such as inflationary and labor market concerns. Unfavorable market and economic conditions may significantly affect our occupancy levels, our rental rates and collections, the value of our properties and our ability to acquire or dispose of properties on economically favorable terms. Our ability to lease our properties at favorable rates is adversely affected by the increase in supply in the multifamily and other rental markets and is dependent upon the overall level in the economy, which is adversely affected by, among other things, job losses and unemployment levels, personal debt levels, a downturn in the housing market, stock market volatility, inflationary conditions and uncertainty about the future. Some of our major expenses generally do not decline when related rents decline. We would expect that declines in our occupancy levels, rental revenues and/or the values of our properties would cause us to have less cash available to make payments on our debt and to make distributions, which could adversely affect our financial condition or the market value of our securities. Factors that may affect our occupancy levels, our rental revenues and/or the value of our properties include the following, among others:

- downturns in global, national, regional and local economic conditions, particularly increases in unemployment;
- declines in mortgage interest rates and home pricing, making alternative housing options more affordable;
- government or builder incentives with respect to home ownership, making alternative housing options more attractive;
- local real estate market conditions, including oversupply of apartments or other housing available for rent, or a reduction in demand for apartments in the area;
- declines in the financial condition of our residents or commercial tenants, which may make it more difficult for us to collect rents from some residents or commercial tenants;
- declines in market rental rates;
- declines in household formation; and
- increases in operating costs, if these costs cannot be passed through to our residents or commercial tenants.

Failure to generate sufficient cash flow could limit our ability to make payments on our debt and to make distributions.

Our ability to make payments on our debt and to make distributions depends on our ability to generate cash flow in excess of operating costs and capital expenditure requirements and/or to have access to the markets for debt and equity financing. Our funds from operations may be insufficient because of factors that are beyond our control. Such factors could include:

- weakness in the general economy, which lowers job growth and the associated demand for apartment housing;
- competition from other apartment communities or alternative housing options (including condominiums and single-family houses for rent or sale);
- overbuilding of new apartments or oversupply of available apartments or alternative housing options in our markets, which might adversely affect occupancy or rental rates and/or require rent concessions in order to lease apartments;
- increases in operating costs (including real estate taxes, utilities and insurance premiums) due to inflation and other factors, which may not be offset by increased rental rates;
- inability to rent apartments on favorable economic terms;
- changes in governmental regulations and the related costs of compliance;
- the enactment of rent control or rent stabilization laws in the areas in which we operate or other laws regulating multifamily housing;
- other changes in laws, including tax laws and housing laws;
- an uninsured loss, including those resulting from a catastrophic storm, earthquake or act of terrorism;
- changes in interest rate levels and the availability of financing, borrower credit standards and down-payment requirements which could lead renters to purchase homes (if interest rates decrease and home loans are more readily

available) or increase our acquisition and operating costs (if interest rates increase and financing is less readily available); and

- the relative illiquidity of real estate investments.

At times, we have relied on external funding sources to fully fund the payment of distributions to shareholders and our capital investment program, including our property developments. While we have sufficient liquidity to permit distributions at current rates through additional borrowings, if necessary, any significant and sustained deterioration in operations could result in our financial resources being insufficient to make payments on our debt and to make distributions at the current rate, in which event we would be required to reduce the distribution rate. Any decline in our funds from operations could adversely affect our ability to make distributions or to meet our loan covenants and could have a material adverse effect on our stock price or the trading price of our debt securities.

We are dependent on a concentration of our investments in a single asset class, making our results of operations more vulnerable to a downturn or slowdown in the multifamily sector or other economic factors.

As of December 31, 2023, substantially all of our investments are concentrated in the multifamily sector. As a result, we will be subject to risks inherent in investments in a single type of property. A downturn or slowdown in the demand for multifamily housing will have more pronounced effects on our results of operations and on the value of our assets than if we had diversified our investments into more than one asset class.

Our operations are concentrated in the Southeast, Southwest and Mid-Atlantic regions of the U.S.; we are subject to general economic conditions in the regions in which we operate.

As of December 31, 2023, approximately 41.4% of our portfolio (based on the number of completed apartment units) was located in our top five markets: Atlanta, Georgia; Dallas, Texas; Austin, Texas; Charlotte, North Carolina; and Orlando, Florida. In addition, our overall operations are concentrated in the Southeast, Southwest and Mid-Atlantic regions of the U.S. Our performance could be adversely affected by economic conditions in, and other factors relating to, these geographic areas, including supply and demand for apartments in these areas, zoning and other regulatory conditions and competition from other communities and alternative housing options. In particular, our performance is disproportionately influenced by job growth and unemployment. To the extent the economic conditions, job growth and unemployment in any of these markets deteriorate or any of these areas experiences natural disasters, the value of our portfolio, our results of operations and our ability to make payments on our debt and to make distributions could be adversely affected.

Substantial competition may adversely affect our revenues and limit our acquisition and development opportunities.

There are numerous alternative housing options within the market area of each of our communities that compete with us for residents, including other apartment communities, condominiums and single-family homes. Competitive housing in a particular area, particularly new supply (and especially during early lease up efforts), could adversely affect our ability to retain residents, rent our apartments and increase or maintain rents, which could materially adversely affect our results of operations and financial condition. Similarly, some of our competitors may have loan covenants or fund requirements that encourage decisions on occupancy targets or rental rates that vary from decisions based on market conditions, which could require us to react in ways that may affect our strategy or negatively affect our performance.

We also face competition from other businesses for acquisition and development opportunities. The activities of these competitors could cause us to pay higher prices for new properties than we otherwise would have paid or may prevent us from purchasing desired properties at all, which could have a material adverse effect on us and our ability to make payments on our debt and to make distributions.

Failure to succeed in new markets may have adverse consequences on our performance.

We may make acquisitions or pursue developments outside of our existing market areas if appropriate opportunities arise. Our historical experience in our existing markets does not ensure that we will be able to operate successfully in new markets, should we choose to enter them. We may be exposed to a variety of risks if we choose to enter new markets, including an inability to accurately evaluate local market conditions and local economies, an inability to identify appropriate acquisition or development opportunities, an inability to hire and retain key personnel and a lack of familiarity with local governmental and permitting procedures. In addition, we may abandon opportunities to enter new markets that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

Environmental problems are possible and can be costly.

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances in, on, around or under such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of, or failure to properly remediate, hazardous or toxic substances or petroleum product releases may adversely affect the owner's or operator's ability to sell or rent the affected property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at a disposal or treatment facility, whether or not the facility is owned or operated by the person. Certain environmental laws impose liability for the release of asbestos-containing materials into the air, and third parties may also seek recovery from owners or operators of real property for personal injury associated with asbestos-containing materials and other hazardous or toxic substances. Federal and state laws also regulate the operation and subsequent removal of certain underground storage tanks. In connection with the current or former ownership (direct or indirect), operation, management, development or control of real property, we may be considered an owner or operator of such apartment communities or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines, and claims for injuries to persons and property.

Our current policy is to obtain a Phase I environmental study on each apartment community that we seek to acquire or develop, which generally does not involve invasive techniques such as soil or ground water sampling, and to proceed accordingly. However, there can be no assurance that the Phase I environmental studies or other environmental studies undertaken with respect to any of our current or future apartment communities will reveal:

- all or the full extent of potential environmental liabilities;
- that any prior owner or operator of a property did not create any material environmental condition unknown to us;
- that a material environmental condition does not otherwise exist as to any one or more of such apartment communities; or
- that environmental matters will not have a material adverse effect on us and our ability to make payments on our debt and to make distributions.

Certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not relieve an owner of such liability. Thus, we may have liability with respect to apartment communities previously sold by our predecessors or by us. There have been a number of lawsuits against owners and operators of multifamily apartment communities alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Insurance carriers have reacted to these liability awards by excluding mold-related claims from standard policies and pricing mold endorsements separately. We have obtained a separate pollution insurance policy that covers mold-related claims and have adopted programs designed to minimize the existence of mold in any of our apartment communities as well as guidelines for promptly addressing and resolving reports of mold. To the extent not covered by our pollution policy, the presence of mold could expose us to liability from residents and others if property damage or health concerns, or allegations thereof, arise.

Our business and operations are subject to physical and transition risks related to climate change.

Many of our apartment communities are located along or near coastal areas that have historically been subject to the risk of extreme weather events. To the extent climate change causes changes in weather patterns, areas where many of our communities are located could experience more frequent and intense extreme weather events and rising sea levels, which may cause significant damage to our properties, disrupt our operations and adversely impact our residents. Over time, such conditions could result in reduced demand for housing in areas where our communities are located and increased costs related to further developing our communities to mitigate the effects of climate change or repairing damage related to the effects of climate change that may or may not be fully covered by insurance. Likewise, such conditions also may negatively impact the types, pricing and terms of insurance we are able to procure.

Changes in federal, state and local laws and regulations on sustainable buildings could result in increased operating costs and/or capital expenditures to improve the energy efficiency of our existing communities and could also require us to spend more on our new development communities without a corresponding increase in rental revenues. For example, various laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency and waste management. The imposition of such requirements could increase the costs of maintaining or improving our existing communities (for example by requiring retrofits of existing communities to improve their energy efficiency and/or resistance to inclement weather) and developing new communities without creating corresponding increases in rental revenues, which would have an adverse impact on our operating results.

Operations from new acquisitions, development projects and redevelopment activities may fail to perform as expected.

We intend to acquire, develop and redevelop apartment communities as part of our business strategy. Newly acquired, developed or renovated properties may not perform as we expect. We may also overestimate the revenue (or underestimate the expenses) that a new or repositioned property may generate. The occupancy rates and rents at these properties may fail to meet our expectations underlying our investment.

In addition, with respect to acquisitions, we may be unable to quickly and efficiently integrate acquired apartment communities and new personnel into our existing operations, and the failure to successfully integrate those apartment communities or personnel would result in inefficiencies that could adversely affect our expected return on our investments. Likewise, we may acquire properties that are subject to liabilities or that have problems relating to environmental condition, state of title, physical condition or compliance with zoning laws, building codes or other legal requirements. In each case, our acquisition may be without any, or with only limited, recourse with respect to unknown liabilities or conditions, and we may be obligated to pay substantial sums to settle or cure it, which could adversely affect our cash flow and operating results.

Our implementation of long-standing succession planning could have adverse effects.

To reduce the risk of disruption from the planned retirement and unexpected departure of long-term employees and board members, we engage in succession planning to identify and develop in-house candidates for leadership and key executive positions within the company, recruit talented associates to fill areas of expertise needed within the company, and continually assess the needs of MAA's Board of Directors to ensure stable governance of the company. In the last two years, we have transformed our executive team by elevating internal candidates to the offices of President, Chief Financial Officer, Chief Administrative Officer, Chief Strategy and Analysis Officer and Chief Technology and Innovation Officer. In addition, at the 2023 annual meeting of MAA's shareholders, we added three new members to MAA's Board of Directors. Such significant changes over a relatively short period of time could result in unintended negative effects, such as creating employee dissatisfaction that could affect retention of key employees or impacting short-term strategic initiatives, which could adversely affect our business.

We are subject to certain risks associated with selling apartment communities, which could limit our operational and financial flexibility.

We plan to sell apartment communities that no longer meet our long-term strategy. However, adverse market conditions could limit our ability to sell properties when we want and to change our portfolio promptly to meet our strategic objectives. Likewise, federal tax laws applicable to REITs limit our ability to profit on the sale of properties, and this limitation could prevent us from selling properties when market conditions are favorable. From time to time, we may dispose of properties in transactions intended to qualify as "like-kind exchanges" under Section 1031 of the Code. If a transaction intended to qualify as a Section 1031 exchange is later determined to be taxable, we may face adverse consequences, and if the laws applicable to such transactions are amended or repealed, we may not be able to dispose of properties on a tax deferred basis.

Development and construction risks could impact our profitability.

As of December 31, 2023, we had five development communities under construction representing 1,970 units once complete. We may make further investments in these and other development communities as opportunities arise and may do so through joint ventures with unaffiliated parties. Our development and construction activities are subject to the following risks:

- we may be unable to obtain, or face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, which could result in increased development costs, could delay initial occupancy dates for all or a portion of a development community and could require us to abandon our activities entirely with respect to a project for which we are unable to obtain permits or authorizations;
- we may be unable to obtain financing for development activities under favorable terms, which could cause a delay in construction resulting in increased costs, decreases in revenue and potentially cause us to abandon the opportunity;
- yields may be less than anticipated as a result of delays in completing projects, costs that exceed budget, higher than expected concessions for lease-up and lower rents than initially estimated;
- bankruptcy of developers in our development projects could impose delays and costs on us with respect to the development of our communities and may adversely affect our financial condition and results of operations;
- we may abandon development opportunities that we have already begun to explore, and we may fail to recover expenses already incurred in connection with exploring such opportunities;
- we may be unable to complete construction and lease-up of an apartment community on schedule, or incur development or construction costs that exceed our original estimates and we may be unable to charge rents that would compensate for any increase in such costs;
- occupancy rates and rents at a newly developed apartment community may fluctuate depending on a number of factors, including market and economic conditions, preventing us from meeting our profitability goals for that community;

- when we sell apartment communities that we developed or renovated, we may be subject to warranty or construction defects that are uninsured or exceed the limit of our insurance;
- our failure to successfully enter into a joint venture agreement may prohibit an otherwise advantageous investment if we cannot raise the money through other means; and
- adoption of laws and regulations designed to address climate change and its effects, including, for example, "green" building codes, could increase our costs of development and cause delays in the construction of our development communities.

Increasing real estate taxes, utilities and insurance premiums, as well as changes in the terms and conditions of our insurance policies, may negatively impact operating results.

As a result of our substantial real estate holdings, the cost of real estate taxes, utilities and insuring our apartment communities is a significant component of expense. Real estate taxes, utilities and insurance premiums are subject to significant increases and fluctuations, which can be widely outside of our control. For example, the current and potential impacts of climate change and the increased risk of extreme weather events and natural disasters have caused significant increases in our property insurance premiums and may adversely affect the availability and terms of coverage in the future. Additionally, "social inflation" has resulted in the cost of general liability claims increasing at a rate well above general economic inflation due to a trend in increasing litigation costs related to unpredictable jury verdicts for plaintiffs seeking large monetary relief for their injuries. Premises liability is of particular concern for multifamily apartment owners. In general, these factors have put pressure on insurance premiums and contributed to an inability to obtain appropriate insurance coverage at reasonable rates without the assumption of increasingly higher levels of self-retained risk. If the costs associated with real estate taxes, utilities and insurance premiums should rise, without being offset by a corresponding increase in rental revenues or (in the case of insurance) strategic self-retention of risk, our results of operations could be negatively impacted, and our ability to make payments on our debt and to make distributions could be adversely affected.

Short-term leases expose us to the effects of declining market rents, and we may be unable to renew leases or relet units as leases expire.

Our apartment leases are generally for a term of approximately one year. The short-term nature of these leases generally serves to reduce our risk to adverse effects of inflation as our leases allow for adjustments in the rental rate at the time of renewal, which may enable us to seek rent increases. However, since our leases typically permit the residents to leave at the end of the lease term without penalty, our revenues are impacted by declines in market rents more quickly than if our leases were for longer terms. If we are unable to promptly renew the leases or relet the units, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our financial condition and results of operations may be adversely affected.

We rely on information technology systems in our operations, and any breach or security failure of those systems could materially adversely affect our business, financial condition, results of operations and reputation.

We rely on proprietary and third-party information technology systems to process, transmit and store information and to manage or support our business processes. We store and maintain confidential financial and business information regarding us and persons with whom we do business on our information technology systems. We also collect and hold personally identifiable information of our residents and prospective residents in connection with our leasing and property management activities, and we collect and hold personally identifiable information of our employees in connection with their employment. In addition, we engage third-party service providers that may collect and hold personally identifiable information of our residents, prospective residents and employees in connection with providing business services to us, including web hosting, property management, leasing, accounting, payroll and benefit services. The protection of the information technology systems on which we rely is critically important to us. As described in more detail under the heading "Cybersecurity" in this Annual Report on Form 10-K, we take steps, and generally require third-party service providers to take steps, to protect the security of the information maintained in our and our service providers' information technology systems, including the use of systems, software, tools and monitoring to provide security for processing, transmitting and storing of the information. However, we face risks associated with breaches or security failures of the information technology systems on which we rely, which could result from, among other incidents, cyber-attacks or cyber-intrusions over the internet, malware, computer viruses or employee error or misconduct. This risk of a data breach or security failure, particularly through cyber-attacks or cyber-intrusion, has generally increased due to the rise in new technologies and the increased sophistication and activities of the perpetrators of attempted attacks and intrusions, including as a result of the intensification of state-sponsored cybersecurity attacks during periods of geopolitical conflict, such as the ongoing conflicts involving Russia, Belarus, Ukraine, Israel and other countries in the Middle East.

The security measures put in place by us and our service providers cannot provide absolute security and there can be no assurance that we or our service providers will not suffer a data security incident in the future, that unauthorized parties will not gain access to sensitive information stored on our or our service providers' systems, that such access will not, whether temporarily or permanently, impact, interfere with or interrupt our operations, or that any such incident will be discovered in a timely manner. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable as the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected. In addition, third-party information technology providers may not provide us with fixes or updates to hardware or software in a manner as to avoid an unauthorized loss or disclosure or to address a known vulnerability, which may subject us to known threats or downtime as a result of those delays. Accordingly, we and our service providers may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures. Further, we may be required to expend significant additional resources to continue to enhance information security measures and internal processes and procedures or to investigate and remediate any information security vulnerabilities.

A data security incident could compromise our or our service providers' information technology systems, and the information stored by us or our service providers, including personally identifiable information of residents, prospective residents and employees, could be accessed, misused, publicly disclosed, corrupted, lost or stolen. Any failure to prevent a data breach or a security failure of our or our service providers' information technology systems could interrupt our operations, result in downtime, divert our planned efforts and resources from other projects, damage our reputation and brand, damage our competitive position, make it difficult for us to attract and retain residents, subject us to liability claims or regulatory penalties and could materially and adversely affect our business, financial condition or results of operations. Similarly, if our service providers fail to use adequate security or data protection processes, or use personal data in an unpermitted or improper manner, we may be liable for certain losses and it may damage our reputation.

Compliance or failure to comply with laws and regulations could have an adverse effect on our operations and the values of our properties.

We must own, operate, manage, acquire, develop and redevelop our properties in compliance with numerous federal, state and local laws and regulations, some of which may conflict with one another or are subject to limited judicial or regulatory interpretations. These laws and regulations include landlord-tenant laws, employment laws, laws benefitting disabled persons, antitrust and other competition laws, privacy laws, tax laws, environmental laws, zoning laws, building codes and other laws regulating housing or that are generally applicable to our business and operations. Noncompliance with laws and regulations could expose us to liability, such as the imposition of fines by the government or the award of damages to private litigants, and could require us to make significant unanticipated expenditures, such as making modifications to our existing apartment communities or increasing construction costs for development communities.

As our industry becomes increasingly regulated, we do not know whether the legal requirements we are subject to will change or whether new requirements will be imposed. For example, there are legislative efforts underway at the local, state and federal levels related to tenant screening limitations, affordable housing mandates, increased eviction notice periods, mandatory alternative dispute resolution and access to legal counsel for unrepresented tenants. Likewise, we have seen an increase in governments implementing, considering or being urged by tenant advocacy groups to consider rent control or rent stabilization laws and regulations and other tenants' rights laws and regulations. New or changed legal requirements implemented in the markets in which we operate could require us to make significant unanticipated expenditures and limit our ability to recover increases in operating expenses, impose limitations on our ability to charge market rents, increase rents or charge certain fees, impose limitations on our ability to enforce remedies for the failure to pay rent or otherwise adversely impact our operations. Therefore, any such new or changed legal requirements could have a significant adverse impact on our results of operations and the value of our properties.

Legal proceedings that we become involved in from time to time could adversely affect our business.

As an owner, operator and developer of multifamily apartment communities, we may become involved in various legal proceedings, including, proceedings related to commercial, development, employment, competition, environmental, securities, shareholder, tenant or tort legal issues, some of which could result in a class action lawsuit. As described in more detail in Note 11 to the consolidated financial statements included in this Annual Report on Form 10-K, we are currently a defendant, among other companies, in lawsuits filed by plaintiffs individually and on behalf of a purported class of plaintiffs alleging that RealPage, Inc. and lessors of multifamily residential real estate, including us, conspired to artificially inflate the prices of multifamily residential real estate above competitive levels.

Legal proceedings, if decided adversely to or settled by us, and not covered by insurance, could result in liability material to our financial condition, results of operations or cash flows. Likewise, regardless of outcome, legal proceedings could result in substantial costs and expenses, result in operational changes in our business, affect the availability or cost of some of our insurance coverage and significantly divert the attention of our management. There can be no assurance that we will be able to prevail in, or achieve a favorable settlement of, any pending or future legal proceedings to which we become subject. In addition, other multifamily apartment owners could become involved in legal proceedings, the outcome of which could affect the way we conduct our business.

Extreme weather or natural disasters may cause significant damage to our properties.

Many of our apartment communities are located in areas that may be subject to extreme weather and natural disasters, such as floods, tornados, hurricanes and earthquakes, the likelihood or frequency of which events could increase in part based on the impact of climate change. Such events may cause significant damage to our properties, disrupt our operations, and adversely impact our residents and rental revenue. There can be no assurances that such conditions will not have a material adverse effect on our properties, operations or business.

We may incur losses that are not covered by our insurance.

We have a comprehensive insurance program covering our properties and operations with limits of liability, deductibles and self-insured retentions that we negotiated with our insurance carriers. While we believe the terms and insured limits of these policies are appropriate for our business, there are certain types of losses, generally of a catastrophic nature, such as losses due to environmental matters, extreme weather or natural disasters, that are uninsurable or not economically insurable, or that may be insured subject to limitations, and therefore may be uninsured. We exercise our discretion in determining amounts, coverage limits, deductibles and self-insured retention provisions of our insurance, with a view to maintaining what we believe is appropriate insurance at a reasonable cost and on suitable terms.

Despite our insurance coverage, we may incur material losses due to uninsured risks, deductibles, self-insured retentions and/or losses in excess of coverage limits. In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or current replacement cost of our lost investment or any settlement, fine or judgment against us resulting from legal proceedings. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed. In addition, certain casualties or losses incurred may expose us in the future to higher insurance premiums.

We insure our properties and operations with insurance carriers that we believe have a good rating at the time our policies are put into effect. However, the financial condition of one or more of our insurance carriers may be negatively impacted, which would result in their inability to cover the full amount of any insured losses for which we submit a claim. Any such inability to pay future claims could have an adverse impact on our operating results. In addition, the failure, or exit or partial exit from an insurance market, of one or more insurance carriers may adversely affect our ability to obtain insurance in the amounts that we seek, increase our costs to renew or replace our insurance policies, or cause us to self-insure a greater portion of the risk.

Our financial condition, results of operations and cash flows could be materially adversely affected by factors relating to disease outbreaks and other public health events.

The U.S. has experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. Our rental revenues and operating results depend significantly on the occupancy levels at our properties and the ability of our residents and commercial tenants to meet their rent obligations to us, which could be adversely affected by such disease outbreak or other public health events. For example, in response to the COVID-19 pandemic, extraordinary actions were taken by federal, state and local governmental authorities to combat the spread of COVID-19, including issuance of "stay-at-home" directives and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. These measures, while intended to protect human life, led to significantly reduced economic activity and a surge in unemployment throughout the U.S., including the markets where our properties are located, and they materially affected our ability to lease our properties and collect rental revenues.

The impact of a disease outbreak or other public health event on our business, financial condition, results of operations and cash flows is difficult to predict and, as was demonstrated by the COVID-19 pandemic, will depend on a number of factors, including:
- the duration and scope of the event in the U.S.;
- our residents' and commercial tenants' ability or willingness to pay rent in full on a timely basis;
- federal, state, local and industry-initiated efforts that may adversely affect the ability of landlords, including us, to collect rent and customary fees, adjust rental rates and enforce remedies for the failure to pay rent, such as the various orders that were issued by governmental authorities and public officials during the COVID-19 pandemic to temporarily halt residential evictions;
- the regulatory focus on landlords as distinguished from other providers of essential services;

- our ability to renew leases or relet units on favorable terms, or at all, including as a result of unfavorable economic and market conditions in those markets where our properties are located;
- our ability to lease or relet units due to social distancing or other restrictions that may frustrate our leasing activities;
- our ability to successfully complete the lease-up of properties in our lease-up portfolio and attain expected rental and occupancy rates due to social distancing or other restrictions that may frustrate our leasing activities, which, for example, led us to temporarily close property amenities and temporarily prohibit public access in our property leasing offices during the COVID-19 pandemic;
- our ability to continue our apartment unit redevelopment programs and attain increased rental rates for renovated or upgraded units due to social distancing or other restrictions, which, for example, caused us to temporarily suspend our apartment unit redevelopment activities during the COVID-19 pandemic;
- our ability to complete the construction of properties in our development portfolio on schedule and on budget due to social distancing or other restrictions, labor shortages, supply chain disruptions and escalating labor and material costs;
- the impact of supply chain disruptions and inflationary pressures on our normal business operations, including repair and maintenance work and unit renovations and upgrades;
- disruption and instability in the financial markets, which experienced significant volatility during the COVID-19 pandemic, or deteriorations in credit and financing conditions (or a refusal or failure of one or more lenders under our unsecured revolving credit facility to fund their respective financing commitment to us), which could affect our ability to access capital necessary to fund our business operations or refinance maturing debt on a timely basis, on attractive terms, or at all, which would adversely affect our ability to meet liquidity and capital expenditure requirements;
- stock market volatility that negatively affects the market price of our securities, including market conditions unrelated to our operating performance or prospects;
- the impact on our workforce of any vaccine mandate implemented by governmental authorities, which could result in employee attrition; and
- our ability to manage our business to the extent our management or other personnel are impacted in significant numbers and are not willing, available or allowed to conduct work.

To the extent a disease outbreak or other public health event adversely affects our business, financial condition, results of operations and cash flows, it may also have the effect of heightening many of the other risk described in this Annual Report on Form 10-K.

Acts of violence could decrease the value of our assets and could have an adverse effect on our business and results of operations.

Our apartment communities could directly or indirectly be the location or target of actual or threatened terrorist attacks, crimes, shootings or other acts of violence, the occurrence of which could impact the value of our communities through damage, destruction, loss or increased security costs, as well as result in operational losses due to reduced rental demand, and the availability of insurance may be limited or may be subject to substantial costs. If such an incident were to occur at one of our apartment communities, we may also become subject to significant liability claims. In addition, the adverse effects that actual or threatened terrorist attacks could have on national economic conditions, as well as economic conditions in the markets in which we operate, could similarly have a material adverse effect on our business and results of operations.

Risks Related to Our Indebtedness and Financing Activities

Our substantial indebtedness could adversely affect our financial condition and results of operations.

As of December 31, 2023, the amount of our total debt was $4.5 billion. We may incur additional indebtedness in the future in connection with, among other things, our acquisition, development and operating activities.

The degree of our leverage creates significant risks, including that:

- we may be required to dedicate a substantial portion of our funds from operations to servicing our debt and our cash flow may be insufficient to make required payments of principal and interest;
- debt service obligations will reduce funds available for distribution and funds available for acquisitions, development and redevelopment;
- we may be more vulnerable to economic and industry downturns than our competitors that have less debt;
- we may be limited in our ability to respond to changing business and economic conditions;
- we may default on our indebtedness, which could result in acceleration of those obligations, assignment of rents and leases and loss of properties to foreclosure; and
- if one of our subsidiaries defaults, it could trigger a cross default or cross acceleration provision under other indebtedness, which could cause an immediate default or could allow the lenders to declare all funds borrowed thereunder to be due and payable.

If any one of these events was to occur, our financial condition and results of operations could be materially and adversely affected.

We may be unable to renew, repay or refinance our outstanding debt, which could negatively impact our financial condition and results of operations.

We are subject to the normal risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, the risk that either secured or unsecured indebtedness will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the existing terms of such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, if at all, we might be forced to dispose of one or more of our apartment communities on disadvantageous terms, which might result in losses to us. Such losses could have a material adverse effect on us and our ability to make payments on our debt and to make distributions. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Code.

Rising interest rates could adversely affect our results of operations and cash flows.

We have incurred and expect in the future to incur indebtedness that bears interest at variable rates. Interest rates increased significantly in 2022 and 2023. To the extent the current high interest rate environment continues or interest rates increase further, we could experience higher interest expense on our variable-rate debt or increase interest rates when refinancing maturing fixed-rate debt, which could have a material adverse effect on us and our ability to make payments on our debt and to make distributions or cause us to be in default under certain debt instruments. In addition, the current high interest rate environment, or any further increase in interest rates, may lead holders of shares of our common stock to demand a higher yield on their shares from distributions by us, which could adversely affect the market price for our common stock. Any increase in the federal funds rate due to key economic indicators, such as the unemployment rate or inflation, may cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Any continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

We may incur additional debt in the future, which may adversely impact our financial condition.

We currently fund the acquisition and development of apartment communities partially through borrowings (including our commercial paper program and revolving credit facility) as well as from other sources such as sales of apartment communities which no longer meet our investment criteria. In addition, we may fund other of our capital requirements through debt. Our organizational documents do not contain any limitation on the amount of indebtedness that we may incur, and we may incur more debt in the future. Accordingly, subject to limitations on indebtedness set forth in various loan agreements and the indentures governing our unsecured senior notes, we could become more highly leveraged, resulting in an increase in debt service and an increased risk of default on our obligations, which could have a material adverse effect on our financial condition, our ability to access debt and equity capital markets in the future and our ability to make payments on our debt and to make distributions.

The restrictive terms of certain of our indebtedness may cause acceleration of debt payments.

As of December 31, 2023, we had outstanding borrowings of $4.5 billion. Our indebtedness contains financial covenants as to interest coverage ratios, maximum secured debt, maintenance of unencumbered asset value, and total debt to gross assets, among others, and cross default provisions with other material debt. Our ability to comply with these financial covenants may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events adversely impacting us. In the event that an event of default occurs, our lenders may declare borrowings under the respective loan agreements to be due and payable immediately, which could have a material adverse effect on our financial condition and our ability to make payments on our debt and to make distributions.

A downgrade in our credit ratings could have a material adverse effect on our business, financial condition and results of operations.

We have a significant amount of unsecured debt outstanding. We are currently assigned corporate credit ratings from each of the three ratings agencies based on their evaluation of our creditworthiness. These ratings are based on a number of factors, which include their assessment of our financial strength, liquidity, capital structure, asset quality and sustainability of cash flows and earnings. If our credit ratings are downgraded or other negative action is taken, we could be required to pay additional interest and fees on our outstanding borrowings. In addition, a downgrade may adversely impact our ability to borrow secured and unsecured debt, increase our borrowing costs and otherwise limit our access to capital, which could adversely affect our business, financial condition and results of operations.

Financing may not be available and could be dilutive.

Our capital requirements depend on numerous factors, including the occupancy and turnover rates of our apartment communities, development and capital expenditures, costs of operations and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated.

We and other companies in the real estate industry have experienced limited availability of financing from time to time. Dislocations and liquidity disruptions in capital and credit markets could impact liquidity in the debt markets, which could result in financing terms that are less attractive to us and/or the unavailability of certain types of debt financing. Likewise, disruptions could impede the ability of our counterparties to perform on their contractual obligations. Should the capital and credit markets experience volatility and the availability of funds again becomes limited, or be available only on unattractive terms, we will incur increased costs associated with issuing debt instruments. In addition, it is possible that our ability to access the capital and credit markets may be limited or precluded by these or other factors at a time when we would like, or need, to do so, which would adversely impact our ability to refinance maturing debt and/or react to changing economic and business conditions. Uncertainty in the credit markets could negatively impact our ability to make acquisitions and make it more difficult or not possible for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. Potential continued disruptions in the financial markets could also have other unknown adverse effects on us or the economy generally and may cause the price of our securities to fluctuate significantly and/or to decline. If we issue additional equity securities to obtain additional capital, the interest of our existing shareholders could be diluted.

Risks Related to MAA's Organization and Ownership of Its Stock

MAA's ownership limit restricts the transferability of its capital stock.

MAA's charter limits ownership of its capital stock by any single shareholder to 9.9% of the value of all outstanding shares of its capital stock, both common and preferred, unless approved by its Board of Directors. The charter also prohibits anyone from buying shares if the purchase would result in it losing REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of its shares or in five or fewer persons, applying certain broad attribution rules of the Code, owning 50% or more of its shares. If an investor acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Code for REITs, MAA:

- will consider the transfer to be null and void;
- will not reflect the transaction on its books;
- may institute legal action to enjoin the transaction;
- will not pay dividends or other distributions with respect to those shares;
- will not recognize any voting rights for those shares;
- will consider the shares held in trust for its benefit; and

- will either direct the holder to sell the shares and turn over any profit to MAA, or MAA will redeem the shares. If MAA redeems the shares, the holder will be paid a price equal to the lesser of:
  - o the principal price paid for the shares by the holder,
  - o a price per share equal to the market price (as determined in the manner set forth in MAA's charter) of the applicable capital stock,
  - o the market price (as so determined) on the date such holder would, but for the restrictions on transfers set forth in MAA's charter, be deemed to have acquired ownership of the shares, and
  - o the maximum price allowed under the Tennessee Greenmail Act (such price being the average of the highest and lowest closing market price for the shares during the 30 trading days preceding the purchase of such shares or, if the holder of such shares has commenced a tender offer or has announced an intention to seek control of MAA, during the 30 trading days preceding the commencement of such tender offer or the making of such announcement).

The redemption price may be paid, at MAA's option, by delivering one OP Unit (subject to adjustment from time to time in the event of, among other things, stock splits, stock dividends or recapitalizations affecting its common stock or certain mergers, consolidations or asset transfers by MAA) issued by the Operating Partnership for each excess share being redeemed.

If an investor acquires shares in violation of the limits on ownership described above, the holder may:

- lose its power to dispose of the shares;
- not recognize profit from the sale of such shares if the market price of the shares increases; and
- be required to recognize a loss from the sale of such shares if the market price decreases.

Future offerings of debt or equity securities, which may rank senior to MAA's stock, may adversely affect the market price of MAA's stock.

If we decide to issue additional debt securities in the future, which would rank senior to MAA's common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of MAA's common stock and may result in dilution to owners of MAA's common stock. We and, indirectly, MAA's shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, holders of MAA's common stock will bear the risk of our future offerings reducing the market price of MAA's common stock and diluting the value of their stock holdings.

The form, timing and amount of dividend distributions in future periods may vary and be impacted by economic and other considerations.

Though MAA's Board of Directors has a history of declaring dividends in advance of the quarter they are paid, the form, timing and amount of dividend distributions will be declared, and standing practice changed, at the discretion of the Board of Directors. The form, timing and amount of dividend distributions will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors as MAA's Board of Directors may consider relevant. MAA's Board of Directors may modify our dividend policy from time to time.

Provisions of MAA's charter and Tennessee law may limit the ability of a third party to acquire control of MAA.

Ownership Limit

The 9.9% ownership limit discussed above may have the effect of precluding acquisition of control of MAA by a third party without the consent of MAA's Board of Directors.

Preferred Stock

MAA's charter authorizes its Board of Directors to issue up to 20,000,000 shares of preferred stock, 868,000 of which have been designated as 8.50% Series I Cumulative Redeemable Preferred Stock, which we refer to as MAA Series I preferred stock. In addition to the MAA Series I preferred stock, the Board of Directors may establish the preferences and rights of any other series of preferred shares issued. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of MAA, even if a change in control were in MAA shareholders' best interests. As of December 31, 2023, 867,846 shares of preferred stock were issued and outstanding, all of which shares were MAA Series I preferred stock.

Tennessee Anti-Takeover Statutes

As a Tennessee corporation, MAA is subject to various legislative acts, which impose restrictions on and require compliance with procedures designed to protect shareholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire MAA and increase the difficulty of consummating any such offers, even if MAA's acquisition would be in MAA shareholders' best interests.

Third-party expectations relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

We have a significant institutional investor base, and there is a heightened focus from institutional investors and other stakeholders on corporate responsibility, specifically related to environmental, social and governance, or ESG, factors. Some institutional investors may use these factors to guide their investment strategies, and many institutional investors focus on positive ESG business practices and may consider a company's ESG score when making an investment decision. In addition, many institutional investors may use ESG scores to benchmark companies against their peers. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which companies' ESG practices are assessed are evolving and inconsistent, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy any new or contradictory criteria. Alternatively, if we elect not to or are unable to satisfy new criteria or do not meet the criteria of a specific third-party provider, some investors may conclude that our ESG business practices are inadequate. We may face reputational damage in the event that our corporate responsibility standards do not meet the standards set by various stakeholders. In addition, in the event that we communicate certain ESG initiatives and goals, we could fail, or be perceived to have failed, in our achievement of our initiatives or goals, or we could be criticized for the scope of our initiatives or goals or the achievement of our initiatives or goals may be costly. If we fail to satisfy the ESG expectations of investors and other stakeholders or our initiatives are not executed as planned, our reputation and financial results and the market price of MAA's common stock could be adversely affected.

Market interest rates may have an adverse effect on the market value of MAA's common stock.

The market price of shares of common stock of a REIT may be affected by the distribution rate on those shares, as a percentage of the price of the shares, relative to market interest rates. If market interest rates increase, prospective purchasers of MAA's common stock may expect a higher annual distribution rate. Higher interest rates would not, however, result in more funds for MAA to distribute and, in fact, would likely increase MAA's future borrowing costs and potentially decrease funds available for distribution. This could cause the market price of MAA's common stock to go down.

Changes in market conditions or a failure to meet the market's expectations with regard to our results of operations and cash distributions could adversely affect the market price of MAA's common stock.

We believe that the market value of a REIT's equity securities is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, and is secondarily based upon the real estate market value of the underlying assets. For that reason, MAA's common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of MAA's common stock. In addition, we are subject to the risk that our cash flow will be insufficient to pay distributions to MAA's shareholders. Our failure to meet the market's expectations with regard to future earnings and cash distributions would likely adversely affect the market price of MAA's common stock.

The stock markets, including the NYSE, on which MAA lists its common stock, have, at times, experienced significant price and volume fluctuations. As a result, the market price of MAA's common stock could be similarly volatile, and investors in MAA's common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The market price of MAA's publicly traded securities may be affected by many factors, including:

- our financial condition and operating performance and the performance of other similar companies;
- actual or anticipated differences in our quarterly and annual operating results;
- changes in our revenues or earnings estimates or recommendations by securities analysts;
- publication of research reports about us or our industry by securities analysts;
- additions and departures of key personnel;
- inability to access the capital markets;
- strategic decisions by us or our competitors, such as acquisitions, dispositions, spin-offs, joint ventures, strategic investments or changes in business strategy;

- the issuance of additional shares of MAA's common stock, or the perception that such sales may occur, including under a forward sale agreement and MAA's at-the-market share offering program, or ATM program;
- the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;
- the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);
- an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for MAA's common stock;
- the passage of legislation or other regulatory developments that adversely affect us or our industry;
- speculation in the press or investment community;
- actions by institutional shareholders or hedge funds;
- the issuance of ratings, reports and scores related to our corporate responsibility and ESG reports and disclosures;
- changes in accounting principles;
- terrorist acts; and
- general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Risks Related to the Operating Partnership's Organization and Ownership of OP Units

The Operating Partnership's existing unitholders have limited approval rights, which may prevent the Operating Partnership's sole general partner, MAA, from completing a change of control transaction that may be in the best interests of all unitholders of the Operating Partnership and all shareholders of MAA.

MAA may not engage in a sale or other disposition of all or substantially all of the assets of the Operating Partnership, dissolve the Operating Partnership or, upon the occurrence of certain triggering events, take any action that would result in any unitholder realizing taxable gain, without the approval of the holders of a majority of the outstanding OP Units held by holders other than MAA or its affiliates, or Class A OP Units. The right of the holders of our Class A OP Units to vote on these transactions could limit MAA's ability to complete a change of control transaction that might otherwise be in the best interest of all unitholders of the Operating Partnership and all shareholders of MAA.

In certain circumstances, certain of the Operating Partnership's unitholders must approve the Operating Partnership's sale of certain properties contributed by the unitholders.

In certain circumstances, as detailed in the limited partnership agreement of the Operating Partnership, the Operating Partnership may not sell or otherwise transfer certain properties unless a specified percentage of the limited partners who were partners in the limited partnership holding such properties at the time of its acquisition by us approves such sale or transfer. The exercise of these approval rights by the Operating Partnership's unitholders could delay or prevent the Operating Partnership from completing a transaction that may be in the best interest of all unitholders of the Operating Partnership and all shareholders of MAA.

MAA, its officers and directors have substantial influence over the Operating Partnership's affairs.

MAA, as the Operating Partnership's sole general partner and acting through its officers and directors, has a substantial influence on the Operating Partnership's affairs. MAA, its officers and directors could exercise their influence in a manner that is not in the best interest of the unitholders of the Operating Partnership. Also, as of December 31, 2023, MAA owned approximately 97.4% of the OP Units. As such, MAA has substantial influence on the outcome of substantially all matters submitted to the Operating Partnership's unitholders for approval.

Insufficient cash flow from operations or a decline in the market price of MAA's common stock may reduce the amount of cash available to the Operating Partnership to meet its obligations.

The Operating Partnership is subject to the risk that its cash flow will be insufficient to make payments on its debt and to make distributions to its unitholders, which may cause MAA to not have the funds to make distributions to its shareholders. MAA's failure to meet the market's expectations with regard to future results of operations and cash distributions would likely adversely affect the market price of its shares and thus potentially reduce MAA's ability to contribute funds from issuances down to the Operating Partnership, resulting in a lower level of cash available for investment, to make payments on its debt or to make distributions to its unitholders.

Risks Related to Tax Laws

Failure to qualify as a REIT would cause us to be taxed as a corporation, which would significantly reduce funds available for distribution to shareholders.

If MAA fails to qualify as a REIT for federal income tax purposes, MAA will be subject to federal income tax on its taxable income at regular corporate rates without the benefit of the dividends paid deduction applicable to REITs. In addition, unless MAA is entitled to relief under applicable statutory provisions, MAA would be ineligible to make an election for treatment as a REIT for the four taxable years following the year in which it loses its qualification. The additional tax liability resulting from the failure to qualify as a REIT would significantly reduce or eliminate the amount of funds available for distribution to MAA's shareholders. MAA's failure to qualify as a REIT also could impair its ability to expand its business and raise capital, and would adversely affect the value of MAA's common stock.

MAA believes that it is organized and qualified as a REIT, and MAA intends to operate in a manner that will allow it to continue to qualify as a REIT. MAA cannot assure, however, that it is qualified or will remain qualified as a REIT. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code for which there are only limited judicial and administrative interpretations and involves the determination of a variety of factual matters and circumstances not entirely within MAA's control. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of qualification as a REIT. Even if MAA qualifies as a REIT, MAA will be subject to various federal, state and local taxes, including property taxes and income taxes on taxable income that MAA does not timely distribute to its shareholders. In addition, MAA may hold certain assets and engage in certain activities that a REIT could not engage in directly through its taxable REIT subsidiaries, or TRS, and those TRS will be subject to federal income tax at regular corporate rates on their taxable income without the benefit of the dividends paid deduction applicable to REITs.

Furthermore, we have a subsidiary that has elected to be treated as a REIT, and if our subsidiary REIT were to fail to qualify as a REIT, it is possible that we also would fail to qualify as a REIT unless we (or the subsidiary REIT) could qualify for certain relief provisions. The qualification of our subsidiary REIT as a REIT will depend on satisfaction, on an annual or quarterly basis, of numerous requirements set forth in highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations. A determination as to whether such requirements are satisfied involves various factual matters and circumstances not entirely within our control. The fact that we hold substantially all of our assets through the Operating Partnership and its subsidiaries further complicates the application of the REIT requirements for us. No assurance can be given that our subsidiary REIT will qualify as a REIT for any particular year.

If any REIT previously acquired by us failed to qualify as a REIT for U.S. federal income tax purposes, we would incur adverse tax consequences and our financial condition and results of operations would be materially adversely affected.

In the past, we have acquired companies that operated in a manner intended to allow them to qualify as REITs for U.S. federal income tax purposes. If any such REIT previously acquired by MAA, referred to as a Merged REIT, is determined to have lost its REIT status at any time prior to its merger with MAA, MAA would be subject to serious adverse tax consequences, including:

- MAA would be required to pay U.S. federal income tax at regular corporate rates on the taxable income of such Merged REIT without the benefit of the dividends paid deduction for the taxable years that the Merged REIT did not qualify as a REIT and for which the statute of limitations period remains open; and
- MAA would be required to pay any federal alternative minimum tax liability of the Merged REIT and any applicable state and local tax liability, in each case, for all taxable years that remain open under the applicable statute of limitations periods.

MAA is liable for any tax liability of a Merged REIT with respect to any periods prior to the merger of such Merged REIT with MAA. If a Merged REIT failed to qualify as a REIT, then in the event of a taxable disposition by MAA of an asset previously held by the Merged REIT during a specified period of up to five years following the merger of the Merged REIT with MAA, MAA will be subject to corporate income tax with respect to any built-in gain inherent in such asset as of the date of such merger. In addition, unless an applicable statutory relief provision applies, if a Merged REIT failed to qualify as a REIT for a taxable year, then the Merged REIT would not have been entitled to re-elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified. Furthermore, if both MAA and a Merged REIT were "investment companies" under the "investment company" rules set forth in Section 368 of the Code at the time of the merger of MAA and such Merged REIT, the failure of MAA or such Merged REIT to have qualified as a REIT at the time of their merger could result in such merger being treated as taxable for federal income tax purposes. As a result of all these factors, the failure by a Merged REIT to have qualified as a REIT could jeopardize MAA's qualification as a REIT and require the Operating Partnership to provide material amounts of cash to MAA to satisfy MAA's additional tax liabilities and, therefore, could have a material adverse effect on MAA's business prospects, financial condition or results of operations and on MAA's ability to make payments on our debt and to make distributions.

The Operating Partnership may fail to be treated as a partnership for federal income tax purposes.

We believe that the Operating Partnership qualifies, and has so qualified since its formation, as a partnership for federal income tax purposes and not as a publicly traded partnership taxable as a corporation. No assurance can be provided, however, that the Internal Revenue Service, or IRS, will not challenge the treatment of the Operating Partnership as a partnership for federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as a corporation for federal income tax purposes, then the taxable income of the Operating Partnership would be taxable at regular corporate income tax rates. In addition, the treatment of the Operating Partnership as a corporation would cause MAA to fail to qualify as a REIT. See "Failure to qualify as a REIT would cause us to be taxed as a corporation, which would significantly reduce funds available for distribution to shareholders" above.

Certain dispositions of property by us may generate prohibited transaction income, resulting in a 100% penalty tax on any gain attributable to the disposition.

Any gain resulting from a transfer of property that we hold as inventory or primarily for sale to customers in the ordinary course of business would be treated for federal income tax purposes as income from a prohibited transaction that is subject to a 100% penalty tax. Since we acquire properties for investment purposes, we do not believe that our occasional transfers or disposals of property would be considered prohibited transactions. Whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As such, the IRS may contend that certain transfers or disposals of properties by us are prohibited transactions. If the IRS were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, then we would be required to pay a 100% penalty tax on any gain allocable to us from the prohibited transaction. In addition, income from a prohibited transaction might adversely affect our ability to satisfy the income tests for qualification as a REIT for federal income tax purposes. A safe harbor to the characterization of the disposition of property as a prohibited transaction and the resulting imposition of the 100% tax is available; however, we cannot assure that we will be able to comply with such safe harbor in connection with any property dispositions.

Legislative or regulatory income tax changes related to REITs could materially and adversely affect us.

The U.S. federal income tax laws and regulations governing REITs and their shareholders, as well as the administrative interpretations of those laws and regulations, are constantly under review and may be changed at any time, possibly with retroactive effect. No assurance can be given as to whether, when, or in what form changes to the U.S. federal income tax laws applicable to us and MAA's shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in MAA's stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management Program

We recognize the importance of maintaining the integrity of our information systems and safeguarding the confidential business and personal information we receive and store about our residents, prospective residents, employees and suppliers. As such, we have implemented a cybersecurity risk management program designed to assess, identify and manage material risks from cybersecurity threats. Our cybersecurity risk management program is designed to employ what we believe are industry best practices, including monitoring and analysis of the threat environment, vulnerability assessments and third-party cybersecurity risks; detecting and responding to cyber attacks, cybersecurity incidents and data breaches; cybersecurity crisis preparedness, incident response plans, and business continuity and disaster recovery capabilities; and investments in cybersecurity infrastructure and program needs. Key processes in our program include:

- regular cybersecurity training and testing for employees with company email and access to connected devices;
- continuous security event monitoring, management and incident response;
- regular testing of incident response procedures;
- regular internal reporting;
- regular consulting with external advisors and specialists regarding opportunities and enhancements to strengthen our cyber practices and policies and enhance our cybersecurity maturity;
- independent third-party testing of our information technology controls and defenses, including penetration tests;
- independent third-party audits of our cybersecurity controls; and
- annual independent third-party reviews of program maturity based on the National Institute of Standards and Technology (NIST) cybersecurity framework.

In addition, as part of our cybersecurity risk management program, we have processes designed to oversee and identify material risks from cybersecurity threats associated with our use of third-party service providers, and our cybersecurity risk management program takes into account third-party systems through which we could be impacted by the compromise of the security of a third-party service provider. In this regard, we conduct due diligence on third-party service providers with respect to cybersecurity risks prior to entering into relationships with them, and we regularly assess security risks associated with our use of third-party service providers, including onboarding contract employees through the same process we onboard our own employees. In addition, we contractually require third-party service providers to promptly notify us of any actual or suspected breach impacting our data or operations, and we continuously track mission critical vendors using a third-party monitoring service.

We maintain a cyber insurance policy, we periodically meet with our insurer to discuss emerging trends in cybersecurity and we utilize self-assessment tools and other services provided by our insurance broker and insurer, including annual tabletop exercises conducted by cybersecurity experts.

Our cybersecurity risk management program is integrated into our overall risk management system. To help identify, assess and manage material risks from cybersecurity threats, we include cyber risk in our enterprise risk management, or ERM, evaluation and strategy process. Our ERM process takes a top-down, enterprise view of risks; it is an ongoing process consisting of risk identification, risk rating, analysis and action plans, and reporting and monitoring. Our Vice President Cyber Security has a dotted line reporting relationship to our Chief Administrative Officer and General Counsel to help ensure that risks from cybersecurity threats are considered as part of the broader ERM process. At a management level, our Chief Administrative Officer and General Counsel leads our ERM process.

We do not believe that any risks from cybersecurity threats of which we are aware, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For information regarding the risks we face associated with cybersecurity incidents, see "Risk Factors – We rely on information technology systems in our operations, and any breach or security failure of those systems could materially adversely affect our business, financial condition, results of operations and reputation" included in this Annual Report on Form 10-K.

Governance

The Audit Committee of our Board of Directors is responsible for oversight of risks from cybersecurity threats. At a management level, our cybersecurity risk management program is led by our Chief Technology and Innovation Officer who has over 20 years experience providing business and information technology, or IT, process consulting and regulatory compliance services, including founding a cyber-security consulting and regulatory compliance firm, and whose certifications include Big 4 SOX Global Subject Matter Specialist, Certified Public Accountant and Certified Information Systems Auditor. Partnering with our Chief Technology and Innovations Officer is our Vice President Cyber Security, who has over 30 years of IT technical and IT business process experience, has been an IT and cyber security leader for multiple financial services companies and has certifications including training in Ethical Hacking, serving as the local IT Sector Chief for the Federal Bureau of Investigation's, or FBI, InfraGard Program, FBI Secret Clearance for all IT related incidents/cybersecurity initiatives, and FBI Citizens Academy Alumni. Collectively, our cybersecurity team consists of 11 professionals with an average cybersecurity tenure of 17 years and certifications including CISSP, AWS Trainer, AWS Architect, Okta administrator, Splunk administrator, CCNP and CCDA, Microsoft Security, Compliance and Identity, Azure CompTIA Security+ and Splunk, information systems auditor, Red Hat Enterprise Linux certification, among other degrees, certifications and work-related experience. Members of our cybersecurity team deliver regular updates to our Chief Technology and Innovation Officer and Chief Administrative Officer and General Counsel.

The Audit Committee of our Board of Directors receives regular reports, including an annual cybersecurity maturity assessment and quarterly scorecards, from our Chief Technology and Innovation Officer. Those reports cover topics related to information security, privacy, and cyber risks and our risk management processes, including the status of any recent cybersecurity events, the emerging threat landscape, and the status of capital investments in our information security infrastructure. The Audit Committee provides regular reports to the full Board of Directors. In addition, the Audit Committee and the full Board of Directors have authority to engage external consultants, including legal, accounting or other advisors, such as cybersecurity firms, in carrying out its oversight of our cybersecurity risk management program. Likewise, the Audit Committee or the Board of Directors may request members of management or others to attend meetings at which cybersecurity risk management is addressed.

As part of our cybersecurity risk management program, we have adopted an incident response plan which provides for controls and procedures upon the occurrence of a cybersecurity event. In connection with that plan, we have established a cross-functional critical response team, comprised of members of management under the direction of our Chief Technology and Innovation Officer and Chief Administrative Officer and General Counsel, which is responsible for monitoring our cybersecurity incident response. In addition, this critical response team performs an impact assessment in the event of the occurrence of a cybersecurity event meeting certain criteria, which is elevated for the team's review and, if any such cybersecurity event is determined by the critical response team to have the potential to have a material impact on the Company, the cybersecurity event is elevated for further review and assessment by a senior management team, which includes all of the members of our standing crises control committee, and, under certain circumstances, the Audit Committee and/or the full Board of Directors.

Cybersecurity risks are part of the broader ERM process overseen by our Board of Directors. ERM risk assessment results are presented annually to the Board of Directors, and status updates are delivered quarterly to the Audit Committee.

Item 2. Properties.

We own, operate, acquire and selectively develop apartment communities primarily located in the Southeast, Southwest and Mid-Atlantic regions of the U.S. with the potential for above average growth and return on investment. Approximately 70% of our apartment units are located in the Florida, Georgia, North Carolina, and Texas markets. Our strategic focus is to provide our residents high quality apartment units in attractive community settings, characterized by upscale amenities, extensive landscaping and attention to aesthetic detail.

The following schedule summarizes our apartment community portfolio and occupancy levels by location, as of December 31, 2023:

	Number of Communities [1]	Number of Units [2]	Average Physical Occupancy [3]
Atlanta, GA	29	11,434	94.5%
Dallas, TX	27	10,116	95.6%
Austin, TX	20	6,829	95.1%
Charlotte, NC	19	5,651	95.6%
Raleigh/Durham, NC	15	5,350	95.9%
Orlando, FL	12	5,274	96.0%
Tampa, FL	14	5,220	95.8%
Houston, TX	15	4,867	95.6%
Nashville, TN	12	4,375	95.8%
Fort Worth, TX	9	3,687	95.6%
Jacksonville, FL	10	3,496	95.7%
Charleston, SC	11	3,168	95.9%
Phoenix, AZ	8	2,623	95.5%
Greenville, SC	10	2,355	96.1%
Northern Virginia	4	1,888	96.2%
Savannah, GA	6	1,837	96.2%
Memphis, TN	4	1,811	94.7%
Richmond, VA	6	1,732	95.9%
San Antonio, TX	4	1,504	95.8%
Birmingham, AL	5	1,462	96.2%
Fredericksburg, VA	4	1,435	96.4%
Huntsville, AL	3	1,228	95.3%
Kansas City, MO-KS	3	1,110	95.9%
Chattanooga, TN	4	943	95.7%
Lexington, KY	4	924	96.7%
Denver, CO	2	812	95.4%
Norfolk / Hampton / Virginia Beach, VA	3	788	95.9%
Las Vegas, NV	2	721	95.8%
Tallahassee, FL	2	604	95.2%
Gainesville, FL	2	468	95.7%
Louisville, KY	1	384	95.9%
Maryland	1	361	96.4%
Gulf Shores, AL	1	324	95.7%
Panama City, FL	1	254	95.5%
Charlottesville, VA	1	251	96.6%
Same Store	**274**	**95,286**	**95.6%**
Charlotte, NC	3	912	87.9%
Phoenix, AZ	3	671	91.1%
Orlando, FL	2	633	90.9%
Columbia, SC	2	576	95.2%
South Florida, FL	1	480	95.3%
Austin, TX	1	350	83.0%
Atlanta, GA	1	340	39.7%
Houston, TX	1	308	94.7%
Denver, CO	2	309	95.5%
Richmond, VA	1	272	96.5%
Tampa, FL	1 [4]	196	94.9%
Salt Lake City, UT	1	196	30.3%
Gulf Shores, AL	1	96	97.0%
Raleigh/Durham, NC	1	—	—
Total [5]	**295**	**100,625**	**95.1%**

[1]   Number of communities includes five communities under development as of December 31, 2023.

[2]   Number of units excludes development units not yet delivered.

[3]   Average physical occupancy is calculated by dividing the average daily number of units occupied in 2023 by the total number of units at each apartment community.

[4]   Includes a completed MAA multifamily apartment community expansion development and a new multifamily apartment community development that has not yet delivered any units.

[5]   Schedule excludes a 269-unit joint venture property in Washington, D.C.

Thirty-four of our apartment communities reflected in the above schedule also include retail components. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K for a discussion of our Same Store and Non-Same Store and Other segments.

Mortgage Financing

As of December 31, 2023, we had $363.3 million of indebtedness collateralized, secured and outstanding as set forth in Schedule III – Real Estate and Accumulated Depreciation included in this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

As disclosed in Note 11 to the consolidated financial statements included in this Annual Report on Form 10-K, we are engaged in certain legal proceedings, and the disclosure set forth in Note 11 relating to legal proceedings is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Mid-America Apartment Communities, Inc.

Market Information

MAA's common stock has been listed and traded on the NYSE under the symbol "MAA" since its initial public offering in February 1994. As of February 6, 2024, there were approximately 2,100 holders of record of the common stock. MAA believes it has a significantly larger number of beneficial owners of its common stock.

MAA has a history of declaring dividends to holders of MAA common stock. The timing and amount of future dividends will depend on actual cash flows from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors as MAA's Board of Directors deems relevant. MAA's Board of Directors may modify our dividend policy from time to time.

Direct Stock Purchase and Distribution Reinvestment Plan

We have established the dividend and distribution reinvestment stock purchase plan, or DRSPP, under which holders of common stock, preferred stock and OP Units can elect to automatically reinvest their distributions in shares of MAA common stock. The DRSPP also allows for the optional purchase of MAA common stock of at least $250, but not more than $5,000 in any given month. In our absolute discretion, we may grant waivers to allow for optional cash payments in excess of $5,000. To fulfill our obligations under the DRSPP, we may either issue additional shares of common stock or repurchase common stock in the open market. We may elect to sell shares under the DRSPP at up to a 5% discount. During the year ended December 31, 2023, we issued 9,787 shares through our DRSPP and no shares were issued at a discount.

Mid-America Apartments, L.P.

Operating Partnership Units

There is no established public trading market for the Operating Partnership's OP Units. From time to time, we issue shares of MAA's common stock in exchange for OP Units tendered to the Operating Partnership for redemption in accordance with the provisions of the Operating Partnership's limited partnership agreement. As of December 31, 2023, there were 119,838,096 OP Units outstanding in the Operating Partnership, of which 116,694,124 OP Units, or 97.4%, were owned by MAA and 3,143,972 OP Units, or 2.6%, were owned by limited partners. Under the terms of the Operating Partnership's limited partnership agreement, the limited partner holders of OP Units have the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for one share of MAA common stock per one OP Unit or a cash payment based on the market value of MAA's common stock at the time of redemption, at the option of MAA. During the year ended December 31, 2023, MAA issued a total of 41,184 shares of common stock upon redemption of OP Units.

At-the-Market Share Offering Program

In November 2021, the Company entered into an equity distribution agreement to establish a new ATM program, replacing MAA's previous ATM program and allowing MAA to sell shares of its common stock from time to time to or through its sales agents into the existing market at current market prices, and to enter into separate forward sales agreements to or through its forward purchasers. Under the current ATM program, MAA has the authority to issue up to an aggregate of 4.0 million shares of its common stock, at such times to be determined by MAA. MAA has no obligation to issue shares through the ATM program.

During the year ended December 31, 2023, MAA did not sell any shares of common stock under its ATM program. As of December 31, 2023, there were 4.0 million shares remaining under the current ATM program.

Stock Repurchase Plan

In December 2015, MAA's Board of Directors authorized the repurchase of up to 4.0 million shares of MAA common stock, which represented approximately 5.3% of MAA's common stock outstanding at the time of such authorization. From time to time, we may repurchase shares under this authorization when we believe that shareholder value would be enhanced. Factors affecting this determination include, among others, the share price and expected rates of return. As of December 31, 2023, no shares have been repurchased under the authorization.

Purchases of Equity Securities

The following table reflects repurchases of shares of MAA's common stock during the three months ended December 31, 2023:

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share [2]		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs [3]
October 1, 2023 - October 31, 2023	62	$	129.23	—	4,000,000
November 1, 2023 - November 30, 2023	—	$	—	—	4,000,000
December 1, 2023 - December 31, 2023	—	$	—	—	4,000,000
Total	**—**			**—**	**4,000,000**

[1] The shares reflected in this column are shares of MAA's common stock surrendered by employees to satisfy their statutory minimum federal and state tax obligations associated with the vesting of restricted shares.

[2] The price per share is based on the closing price of MAA's common stock as of the date of determination of the statutory minimum for federal and state tax obligations.

[3] This column reflects the number of shares of MAA's common stock that are available for purchase under the 4.0 million share repurchase program authorized by MAA's Board of Directors in December 2015.

Comparison of Five-year Cumulative Total Returns

The following graph compares the cumulative total returns of the shareholders of MAA since December 31, 2018 with the S&P 500 Index and the Dow Jones U.S. Real Estate Apartments Index. The graph assumes that the base share price for our common stock and each index is $100 and that all dividends are reinvested. The performance graph is not necessarily indicative of future investment performance.



	Year Ended December 31,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Mid-America Apartment Communities, Inc.	$ 100.00	$ 142.52	$ 141.60	$ 263.20	$ 184.90	$ 164.44
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	207.21
DJ US REIT Apartment Index	100.00	128.11	112.83	182.52	123.96	132.77

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion analyzes the financial condition and results of operations of both MAA and the Operating Partnership, of which MAA is the sole general partner and in which MAA owned a 97.4% interest as of December 31, 2023. MAA conducts all of its business through the Operating Partnership and its various subsidiaries. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements as a result of many factors, including, but not limited to, those under the heading "Risk Factors" in this Annual Report on Form 10-K.

MAA, an S&P 500 company, is a multifamily-focused, self-administered and self-managed real estate investment trust, or REIT. We own, operate, acquire and selectively develop apartment communities primarily located in the Southeast, Southwest and Mid-Atlantic regions of the U.S. As of December 31, 2023, we owned and operated 290 apartment communities (which does not include development communities under construction) through the Operating Partnership and its subsidiaries, and had an ownership interest in one apartment community through an unconsolidated real estate joint venture. In addition, as of December 31, 2023, we had five development communities under construction, and 34 of our apartment communities included retail components. Our apartment communities, including development communities under construction, were located across 16 states and the District of Columbia as of December 31, 2023.

We report in two segments, Same Store and Non-Same Store and Other. Our Same Store segment represents those apartment communities that have been owned and stabilized for at least 12 months as of the first day of the calendar year. Our Non-Same Store and Other segment includes recently acquired communities, communities being developed or in lease-up, communities that have been disposed of or identified for disposition, communities that have incurred a significant casualty loss and stabilized communities that do not meet the requirements to be Same Store communities. Also included in our Non-Same Store and Other segment are non-multifamily activities and storm related expenses related to hurricanes. Additional information regarding the composition of our segments is included in Note 13 to the consolidated financial statements included in this Annual Report on Form 10-K.

Overview

For the year ended December 31, 2023, net income available for MAA common shareholders was $549.1 million as compared to $633.7 million for the year ended December 31, 2022. Results for the year ended December 31, 2023 included $18.5 million of non-cash gain related to the fair value adjustment of the embedded derivative in the MAA Series I preferred shares and $3.5 million of non-cash gain, net of tax, from investments. Results for the year ended December 31, 2022 included $215.6 million of gain related to the sale of real estate assets and $29.9 million in net casualty gain primarily due to winter storm Uri, partially offset by $35.8 million of non-cash loss, net of tax, from investments and $21.1 million of non-cash loss related to the fair value adjustment of the embedded derivative in the MAA Series I preferred shares. Revenues for the year ended December 31, 2023 increased 6.4% as compared to the year ended December 31, 2022, driven by a 6.2% increase in our Same Store segment. Property operating expenses, excluding depreciation and amortization, for the year ended December 31, 2023 increased by 6.1% as compared to the year ended December 31, 2022, driven by a 6.5% increase in our Same Store segment. The primary drivers of these changes are discussed in the "Results of Operations" section.

Trends

During the year ended December 31, 2023, revenue growth for our Same Store segment continued to be primarily driven by growth in average effective rent per unit. The average effective rent per unit for our Same Store segment continued to increase from the prior year, up 7.0% for the year ended December 31, 2023 as compared to the year ended December 31, 2022. Average effective rent per unit represents the average of gross rent amounts, after the effect of leasing concessions, for occupied apartment units plus prevalent market rates asked for unoccupied apartment units, divided by the total number of units. Leasing concessions represent discounts to the current market rate. We believe average effective rent per unit is a helpful measurement in evaluating average pricing; however, it does not represent actual rental revenue collected per unit.

For the year ended December 31, 2023, average physical occupancy for our Same Store segment was 95.6%, as compared to 95.8% for the year ended December 31, 2022. Average physical occupancy is a measurement of the total number of our apartment units that are occupied by residents, and it represents the average of the daily physical occupancy for the period.

An important part of our portfolio strategy is to maintain diversity of markets, submarkets, product types and price points in the Southeast, Southwest and Mid-Atlantic regions of the U.S. We have multifamily assets in 39 defined markets, with a presence in approximately 150 submarkets and a mixture of garden-style, mid-rise and high-rise communities. This diversity tends to mitigate exposure to economic issues, including supply and demand factors, in any one geographic market or area. We believe that a well-balanced portfolio, including both urban and suburban locations, with a broad range of monthly rent price points, will perform well in economic up cycles as well as better weather economic down cycles.

Demand for apartments in our markets was solid during the fourth quarter of 2023, as evidenced by prospect traffic levels and the revenue growth achieved during the quarter. We believe demand for apartments is primarily driven by general economic conditions in our markets and is particularly correlated to job growth, population growth, household formation and in-migration over the long term. While our rent growth, occupancy and turnover trends in the fourth quarter of 2023 were solid, we continue to monitor pressures surrounding housing supply, inflation trends and general economic conditions. A worsening of the current environment could contribute to uncertain rent collections going forward, suppress demand for apartments and could drive lower rent growth on new leases and renewals than what we achieved in the year ended December 31, 2023. Current elevated supply levels are impacting rent growth performance in certain markets of our portfolio. While we expect this pressure to persist for another few quarters, we expect the demand side to continue to be more impactful over the long term. Supply chain and inflationary pressures have driven higher operating expenses during the year ended December 31, 2023, particularly in personnel, repairs and maintenance and real estate taxes, and this trend may continue going forward.

Access to the financial markets remains available for high-credit rated borrowers, such as ourselves. However, overall borrowing costs remain at elevated levels and we expect this trend to continue. As of December 31, 2023, 89.1% of our outstanding debt borrowings was subject to fixed rates. We may be further exposed to elevated interest rates as a result of additional variable rate borrowings or refinancing activities.

Results of Operations

For the year ended December 31, 2023, we achieved net income available for MAA common shareholders of $549.1 million, a 13.4% decrease as compared to the year ended December 31, 2022, and total revenue growth of $128.6 million, representing a 6.4% increase in property revenues as compared to the year ended December 31, 2022. The following discussion describes the primary drivers of the decrease in net income available for MAA common shareholders for the year ended December 31, 2023 as compared to the year ended December 31, 2022. A discussion of the results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is found in Item 7 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 14, 2023, which is available free of charge on the SEC's website at https://www.sec.gov and on our website at https://www.maac.com, on the "For Investors" page under "Filings and Financials—Annual Reports."

Property Revenues

The following table reflects our property revenues by segment for the years ended December 31, 2023 and 2022 (dollars in thousands):

	December 31, 2023	December 31, 2022	Increase	% Increase
Same Store	$ 2,024,751	$ 1,907,003	$ 117,748	6.2%
Non-Same Store and Other	123,717	112,863	10,854	9.6%
Total	**$ 2,148,468**	**$ 2,019,866**	**$ 128,602**	**6.4%**

The increase in rental revenues for our Same Store segment for the year ended December 31, 2023 as compared to the year ended December 31, 2022 was the primary driver of total property revenue growth. The Same Store segment generated a 6.2% increase in revenues for the year ended December 31, 2023, primarily the result of average effective rent per unit growth of 7.0% as compared to the year ended December 31, 2022, partially offset by lower average physical occupancy. The increase in property revenues from the Non-Same Store and Other segment for the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily the result of increased revenues from completed development communities and acquired communities, partially offset by decreased revenues from disposed communities during the year ended December 31, 2022.

Property Operating Expenses

Property operating expenses include costs for property personnel, building repairs and maintenance, real estate taxes and insurance, utilities, landscaping and other operating expenses. The following table reflects our property operating expenses by segment for the years ended December 31, 2023 and 2022 (dollars in thousands):

	December 31, 2023	December 31, 2022	Increase	% Increase
Same Store	$ 717,812	$ 674,110	$ 43,702	6.5%
Non-Same Store and Other	50,329	49,584	745	1.5%
Total	**$ 768,141**	**$ 723,694**	**$ 44,447**	**6.1%**

The increase in property operating expenses for our Same Store segment for the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily driven by increases in real estate tax expense of $13.6 million, building repairs and maintenance of $8.4 million, personnel expense of $7.9 million, utilities expense of $6.1 million, insurance expense of $3.8 million and office operations expense of $2.5 million.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2023 was $565.1 million, an increase of $22.1 million as compared to the year ended December 31, 2022. The increase was primarily driven by the recognition of depreciation expense associated with our completed development communities and capital spend activities made in the normal course of business during the year ended December 31, 2023, partially offset from decreased depreciation expense from disposed communities during the year ended December 31, 2022.

Other Income and Expenses

Property management expenses for the year ended December 31, 2023 were $67.8 million, an increase of $2.3 million as compared to the year ended December 31, 2022. General and administrative expenses for the year ended December 31, 2023 were $58.6 million, a decrease of $0.3 million as compared to the year ended December 31, 2022.

Interest expense for the year ended December 31, 2023 was $149.2 million, a decrease of $5.5 million as compared to the year ended December 31, 2022. The decrease was primarily due to a decrease in our average outstanding debt balance during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

For the year ended December 31, 2023, we did not dispose of any apartment communities. For the year ended December 31, 2022, we disposed of four apartment communities, resulting in a gain on sale of depreciable real estate assets of $214.8 million. During the year ended December 31, 2023, we disposed of one land parcel, resulting in the recognition of a negligible gain on sale of non-depreciable real estate assets. During the year ended December 31, 2022, we disposed of two land parcels resulting in a gain on sale of non-depreciable real estate assets of $0.8 million.

Other non-operating (income) expense for the year ended December 31, 2023 was $31.2 million of income, as compared to $42.7 million of expense for the year ended December 31, 2022. The income for the year ended December 31, 2023 was driven by $18.5 million of non-cash gain related to the fair value adjustment of the embedded derivative in the MAA Series I preferred shares, $4.4 million of non-cash gain from investments, $5.5 million of miscellaneous income and $3.4 million of interest income, partially offset by $1.0 million in net casualty loss. The expense for the year ended December 31, 2022 was driven by $45.4 million of non-cash loss from investments and $21.1 million of non-cash loss related to the fair value adjustment of the embedded derivative in the MAA Series I preferred shares, partially offset by $29.9 million in net casualty gain primarily due to winter storm Uri.

Non-GAAP Financial Measures

Funds from Operations and Core Funds from Operations

Funds from operations, or FFO, a non-GAAP financial measure, represents net income available for MAA common shareholders (computed in accordance with GAAP) excluding gains or losses on disposition of operating properties and asset impairment, plus depreciation and amortization of real estate assets, net income attributable to noncontrolling interests and adjustments for joint ventures. Because net income attributable to noncontrolling interests is added back, FFO, when used in this Annual Report on Form 10-K, represents FFO attributable to common shareholders and unitholders.

FFO should not be considered as an alternative to net income available for MAA common shareholders or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity. Management believes that FFO is helpful to investors in understanding our operating performance, primarily because its calculation excludes depreciation and amortization expense on real estate assets and gain on sale of depreciable real estate assets. We believe that GAAP historical cost depreciation of real estate assets is generally not correlated with changes in the value of those assets, whose value does not diminish predictably over time, as historical cost depreciation implies. While our calculation of FFO is in accordance with the National Association of Real Estate Investment Trusts', or NAREIT's, definition, it may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to such other REITs.

Core FFO represents FFO as adjusted for items that are not considered part of our core business operations, such as adjustments related to the fair value of the embedded derivative in the MAA Series I preferred shares; gain or loss on sale of non-depreciable assets; gain or loss on investments, net of tax; casualty related charges (recoveries), net; gain or loss on debt extinguishment; legal (recoveries), costs and settlements, net; COVID-19 related costs and mark-to-market debt adjustments. Because net income attributable to noncontrolling interests is added back to FFO, Core FFO, when used in this Annual Report on Form 10-K, represents Core FFO attributable to common shareholders and unitholders. Core FFO should not be considered as an alternative to net income available for MAA common shareholders, or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity. Management believes that Core FFO is helpful in understanding our core operating performance between periods in that it removes certain items that by their nature are not comparable over periods and therefore tend to obscure actual operating performance from rental activities. While our definition of Core FFO may be similar to others in the industry, our methodology for calculating Core FFO may differ from that utilized by other REITs and, accordingly, may not be comparable to such other REITs.

The following table presents a reconciliation of net income available for MAA common shareholders to FFO and Core FFO for the years ended December 31, 2023 and 2022, as we believe net income available for MAA common shareholders is the most directly comparable GAAP measure (dollars in thousands):

| | Year ended December 31, | |
	2023	2022
Net income available for MAA common shareholders	$ 549,118	$ 633,748
Depreciation and amortization of real estate assets	558,969	535,835
Loss (gain) on sale of depreciable real estate assets	62	(214,762)
MAA's share of depreciation and amortization of real estate assets of real estate joint venture	615	621
Net income attributable to noncontrolling interests	15,025	17,340
FFO attributable to common shareholders and unitholders	1,123,789	972,782
(Gain) loss on embedded derivative in preferred shares [1]	(18,528)	21,107
Gain on sale of non-depreciable real estate assets	(54)	(809)
(Gain) loss on investments, net of tax [1][2]	(3,531)	35,822
Casualty related charges (recoveries), net [1][3]	980	(29,930)
(Gain) loss on debt extinguishment [1]	(57)	47
Legal (recoveries), costs and settlements, net [1]	(4,454)	8,535
COVID-19 related costs [1]	—	575
Mark-to-market debt adjustment [4]	(25)	77
Core FFO attributable to common shareholders and unitholders	$ 1,098,120	$ 1,008,206

[1] Included in "Other non-operating (income) expense" in the Consolidated Statements of Operations.
[2] For the year ended December 31, 2023, gain on investments is presented net of tax expense of $0.9 million. For the the year ended December 31, 2022, loss on investments is presented net of tax benefit of $9.5 million.
[3] For the year ended December 31, 2022, we recognized a gain of $29.0 million from the receipt of insurance proceeds that exceeded its casualty losses related to winter storm Uri.
[4] Included in "Interest expense" in the Consolidated Statements of Operations.

Core FFO attributable to common shareholders and unitholders for the year ended December 31, 2023 was $1.1 billion, an increase of $89.9 million as compared to the year ended December 31, 2022, primarily as a result of an increase in property revenues of $128.6 million, partially offset by increases in property operating expenses, excluding depreciation and amortization, of $44.4 million and property management expenses of $2.3 million.

Net Debt, EBITDA, EBITDAre, and Adjusted EBITDAre

Net debt, a non-GAAP financial measure, represents unsecured notes payable and secured notes payable less cash and cash equivalents and 1031(b) exchange proceeds included in restricted cash. Management considers net debt a helpful tool in evaluating our debt position. Net debt should not be considered as an alternative to any GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, a non-GAAP financial measure, represents net income (computed in accordance with GAAP) plus depreciation and amortization, interest expense, and income taxes. As an owner and operator of real estate, management considers EBITDA to be an important measure of performance from core operations because EBITDA does not include various expense items that are not indicative of operating performance. EBITDA should not be considered as an alternative to net income, or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity.

EBITDA*re* is composed of EBITDA adjusted for the gain or loss on sale of depreciable assets and adjustments to reflect our share of EBITDA*re* of an unconsolidated affiliate. As an owner and operator of real estate, management considers EBITDA*re* to be an important measure of performance from core operations because EBITDA*re* does not include various expense items that are not indicative of operating performance. While our definition of EBITDA*re* is in accordance with NAREIT's definition, it may differ from the methodology utilized by other REITs to calculate EBITDA*re* and, accordingly, may not be comparable to such other REITs. EBITDA*re* should not be considered as an alternative to net income, or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity.

Adjusted EBITDA*re* is comprised of EBITDA*re* further adjusted for items that are not considered part of our core operations such as adjustments related to the fair value of the embedded derivative in the MAA Series I preferred shares; gain or loss on sale of non-depreciable assets; gain or loss on investments; casualty related charges (recoveries), net; gain or loss on debt extinguishment; legal (recoveries), costs and settlements, net; and COVID-19 related costs. As an owner and operator of real estate, management considers Adjusted EBITDA*re* to be an important measure of performance from core operations because Adjusted EBITDA*re* does not include various income and expense items that are not indicative of operating performance. Our computation of Adjusted EBITDA*re* may differ from the methodology utilized by other REITs to calculate Adjusted EBITDA*re*. Adjusted EBITDA*re* should not be considered as an alternative to net income, or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity.

Management monitors its debt levels to a ratio of net debt to Adjusted EBITDA*re* in order to maintain our investment grade credit ratings. We believe this is an important factor in the management of our debt levels to maintain an optimal capital structure, and it is also considered in the assignment of our credit ratings. Adjusted EBITDA*re* is measured on a trailing twelve-month basis.

The following table presents a reconciliation of unsecured notes payable and secured notes payable to net debt as of December 31, 2023 and 2022, as we believe unsecured notes payable and secured notes payable, combined, is the most directly comparable GAAP measure (dollars in thousands):

	December 31, 2023	December 31, 2022
Unsecured notes payable	$ 4,180,084	$ 4,050,910
Secured notes payable	360,141	363,993
Total debt	**4,540,225**	**4,414,903**
Cash and cash equivalents	(41,314)	(38,659)
1031(b) exchange proceeds included in Restricted cash [1]	—	(9,186)
Net debt	**$ 4,498,911**	**$ 4,367,058**

[1] Included in Restricted cash in the Consolidated Balance Sheets.

The following table presents a reconciliation of net income to EBITDA, EBITDA*re* and Adjusted EBITDA*re* for the years ended December 31, 2023 and 2022, as we believe net income is the most directly comparable GAAP measure (dollars in thousands):

	Year Ended	
	December 31, 2023	December 31, 2022
Net income	$ 567,831	$ 654,776
Depreciation and amortization	565,063	542,998
Interest expense	149,234	154,747
Income tax expense (benefit)	4,744	(6,208)
EBITDA	**1,286,872**	**1,346,313**
Loss (gain) on sale of depreciable real estate assets	62	(214,762)
Adjustments to reflect MAA's share of EBITDA*re* of unconsolidated affiliates	1,350	1,357
EBITDA*re*	**1,288,284**	**1,132,908**
(Gain) loss on embedded derivative in preferred shares [1]	(18,528)	21,107
Gain on sale of non-depreciable real estate assets	(54)	(809)
(Gain) loss on investments [1]	(4,449)	45,357
Casualty related charges (recoveries), net [1] [2]	980	(29,930)
(Gain) loss on debt extinguishment [1]	(57)	47
Legal (recoveries), costs and settlements, net [1]	(4,454)	8,535
COVID-19 related costs [1]	—	575
Adjusted EBITDA*re*	**$ 1,261,722**	**$ 1,177,790**

[1] Included in "Other non-operating (income) expense" in the Consolidated Statements of Operations.
[2] For the year ended December 31, 2022, we recognized a gain of $29.0 million from the receipt of insurance proceeds that exceeded our casualty losses related to winter storm Uri.

Our net debt to Adjusted EBITDA*re* ratio as of December 31, 2023 was 3.6x, as compared to a ratio of 3.7x as of December 31, 2022. The change in the ratio was primarily due to an increase of $83.9 million in Adjusted EBITDA*re* for the year ended December 31, 2023 as compared to the year ended December 31, 2022 and an increase of $131.9 million in comparing net debt as of December 31, 2023 to net debt as of December 31, 2022. The increase in Adjusted EBITDA*re* was primarily due to an increase in property revenues, partially offset by an increase in property operating expenses, while the increase in net debt was primarily due to an increase in unsecured notes payable and a decrease in cash and cash equivalents.

Liquidity and Capital Resources

Overview

Our cash flows from operating, investing and financing activities, as well as general economic and market conditions, are the principal factors affecting our liquidity and capital resources.

We expect that our primary uses of cash will be to fund our ongoing operating needs, to fund our ongoing capital spending requirements, which relate primarily to our development, redevelopment and property repositioning activities, to repay maturing borrowings, to fund the future acquisition of assets and to pay shareholder dividends. We expect to meet our cash requirements through net cash flows from operating activities, existing unrestricted cash and cash equivalents, borrowings under our commercial paper program and our revolving credit facility, the future issuance of debt and equity and the future disposition of assets.

We historically have had positive net cash flows from operating activities. We believe that future net cash flows generated from operating activities, existing unrestricted cash and cash equivalents, borrowing capacity under our current commercial paper program and revolving credit facility, and our ability to issue debt and equity will provide sufficient liquidity to fund the cash requirements for our business over the next 12 months and the foreseeable future.

As of December 31, 2023, we had $791.8 million of combined unrestricted cash and cash equivalents and available capacity under our revolving credit facility.

Cash Flows from Operating Activities

Net cash provided by operating activities was $1.1 billion for the year ended December 31, 2023, an increase of $78.7 million as compared to the year ended December 31, 2022. The increase in operating cash flows was primarily driven by our operating performance.

Cash Flows from Investing Activities

Net cash used in investing activities was $775.3 million for the year ended December 31, 2023 as compared to $405.2 million for the year ended December 31, 2022. The primary drivers of the change were as follows (dollars in thousands):

	Primary drivers of cash (outflow) inflow during the year ended December 31,				Increase (Decrease) in Net Cash
		2023		2022	
Purchases of real estate and other assets	$	(223,453)	$	(271,428)	$ 47,975
Capital improvements and other		(341,224)		(296,176)	(45,048)
Development costs		(198,152)		(172,124)	(26,028)
Contributions to affiliates		(16,636)		(13,849)	(2,787)
Proceeds from real estate asset dispositions		2,946		320,491	(317,545)
Net proceeds from insurance recoveries		945		27,312	(26,367)

The decrease in cash outflows for purchases of real estate and other assets was driven by the nature of the real estate assets acquired during the year ended December 31, 2023 as compared to the year ended December 31, 2022. During the year ended December 31, 2023, we acquired two apartment communities. During the year ended December 31, 2022, we acquired two apartment communities, and closed on the pre-purchase of a multifamily development community. The increase in cash outflows for capital improvements and other was primarily driven by increased capital spend relating to our revenue enhancing capital expenditures and recurring capital replacements, partially offset by decreased property redevelopment and repositioning activities and decreased reconstruction-related capital expenditures relating to winter storms during the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase in cash outflows for development costs was driven by increased development spend during the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase in cash outflows for contributions to affiliates was driven by a larger amount of investments made in the technology-focused limited partnerships during the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease in cash inflows from proceeds from real estate asset dispositions resulted from the disposition of one land parcel during the year ended December 31, 2023 as compared to the disposition of four multifamily communities and two land parcels during the year ended December 31, 2022. The decrease in cash inflows from net proceeds from insurance recoveries was driven by decreased insurance reimbursements received for storm-related casualty claims during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Cash Flows from Financing Activities

Net cash used in financing activities was $367.9 million for the year ended December 31, 2023 as compared to $722.8 million for the year ended December 31, 2022. The primary drivers of the change were as follows (dollars in thousands):

	Primary drivers of cash inflow (outflow) during the year ended December 31,		Increase (Decrease) in Net Cash
	2023	2022	
Net change in commercial paper	$ 475,000	$ 20,000	$ 455,000
Principal payments on notes payable	(353,861)	(126,401)	(227,460)
Payment of deferred financing costs	(2)	(5,516)	5,514
Distributions to noncontrolling interests	(17,671)	(14,927)	(2,744)
Dividends paid on common shares	(651,717)	(539,605)	(112,112)
Proceeds from issuances of common shares	205,070	1,083	203,987
Acquisition of noncontrolling interests	(15,757)	(43,070)	27,313
Net change in other financing activities	(5,279)	(10,646)	5,367

The increase in cash inflows related to the net change in commercial paper resulted from the increase in net borrowings of $475.0 million on our commercial paper program during the year ended December 31, 2023 as compared to the increase in net borrowings of $20.0 million on our commercial paper program during the year ended December 31, 2022. The increase in cash outflows from principal payments on notes payable primarily resulted from the retirement of $350.0 million of unsecured senior notes during the year ended December 31, 2023 as compared to the retirement of $125.0 million of unsecured senior notes during the year ended December 31, 2022. The decrease in cash outflows related to payment of deferred financing costs resulted from negligible deferred financing costs during the year ended December 31, 2023 as compared to the closing costs of $5.5 million during the year ended December 31, 2022 related to the amendment of our unsecured revolving credit facility. The increase in cash outflows from distributions to noncontrolling interests and dividends paid on common shares primarily resulted from the increase in the dividend rate to $5.600 per share during the year ended December 31, 2023 as compared to the dividend rate of $4.675 per share during the year ended December 31, 2022. The increase in cash inflows related to the proceeds from issuances of common shares resulted from the proceeds from the settlement of two forward sale agreements with respect to a total of 1.1 million shares at a forward price per share of $185.23 during the year ended December 31, 2023. The decrease in cash outflows from the acquisition of noncontrolling interests resulted from the acquisition of a 5% noncontrolling interest of a consolidated real estate entity for $15.8 million during the year ended December 31, 2023 compared to the acquisition of a 20% noncontrolling interest of a consolidated real estate entity for $43.1 million during the year ended December 31, 2022. The decrease in cash outflows from the net change in other financing activities was primarily driven by fewer shares of MAA's common stock surrendered by employees to satisfy their statutory minimum federal and state tax obligations associated with the vesting of restricted shares during the year ended December 31, 2023 as compared to year ended December 31, 2022.

Debt

The following schedule reflects our outstanding debt as of December 31, 2023 (dollars in thousands):

	Principal Balance	Average Years to Rate Maturity	Weighted Average Effective Rate
Unsecured debt			
Fixed rate senior notes	$ 3,700,000	5.9	3.3%
Variable rate commercial paper	495,000	0.1	5.7%
Debt issuance costs, discounts, premiums and fair market value adjustments	(14,916)		
Total unsecured debt	$ 4,180,084	5.2	3.6%
Secured debt			
Fixed rate property mortgages	$ 363,293	25.1	4.4%
Debt issuance costs	(3,152)		
Total secured debt	$ 360,141	25.1	4.4%
Total debt	**$ 4,540,225**	**6.8**	**3.6%**

The following schedule presents the contractual maturity dates of our outstanding debt, net of debt issuance costs, discounts, premiums and fair market value adjustments as of December 31, 2023 (dollars in thousands):

	Commercial Paper [1] & Revolving Credit Facility [2]	Senior Notes	Property Mortgages	Total
2024	$ 495,000	$ 399,659	$ —	$ 894,659
2025	—	398,547	—	398,547
2026	—	297,973	—	297,973
2027	—	597,334	—	597,334
2028	—	397,303	—	397,303
2029	—	557,747	—	557,747
2030	—	297,887	—	297,887
2031	—	445,645	—	445,645
2032	—	—	—	—
2033	—	—	—	—
Thereafter	—	292,989	360,141	653,130
Total	**$ 495,000**	**$ 3,685,084**	**$ 360,141**	**$ 4,540,225**

[1] There was $495.0 million outstanding under MAALP's commercial paper program as of December 31, 2023. Under the terms of the program, MAALP may issue up to a maximum aggregate amount outstanding at any time of $625.0 million. For the three months ended December 31, 2023, there were $495.0 million of borrowings under the commercial paper program. For the year ended December 31, 2023, average daily borrowings outstanding under the commercial paper program were $95.1 million.

[2] There were no borrowings outstanding under MAALP's $1.25 billion unsecured revolving credit facility as of December 31, 2023.

The following schedule reflects the maturities and average effective interest rates of our outstanding fixed rate debt, net of debt issuance costs, discounts, premiums and fair market value adjustments, as of December 31, 2023 (dollars in thousands):

	Fixed Rate Debt	Average Effective Rate
2024	$ 399,659	4.0%
2025	398,547	4.2%
2026	297,973	1.2%
2027	597,334	3.7%
2028	397,303	4.2%
2029	557,747	3.7%
2030	297,887	3.1%
2031	445,645	1.8%
2032	—	—
2033	—	—
Thereafter	653,130	3.8%
Total	**$ 4,045,225**	**3.4%**

Unsecured Revolving Credit Facility & Commercial Paper

MAALP has entered into an unsecured revolving credit facility with a borrowing capacity of $1.25 billion and an option to expand to $2.0 billion. The revolving credit facility bears interest at an adjusted Secured Overnight Financing Rate plus a spread of 0.70% to 1.40% based on an investment grade pricing grid. The revolving credit facility has a maturity date in October 2026 with an option to extend for two additional six-month periods. As of December 31, 2023, there was no outstanding balance under the revolving credit facility, while $4.5 million of capacity was used to support outstanding letters of credit.

MAALP has established an unsecured commercial paper program, whereby it can issue unsecured commercial paper notes with varying maturities not to exceed 397 days up to a maximum aggregate principal amount outstanding of $625.0 million. As of December 31, 2023, there were $495.0 million of borrowings outstanding under the commercial paper program.

Unsecured Senior Notes

As of December 31, 2023, MAALP had $3.7 billion of publicly issued unsecured senior notes outstanding.

In October 2023, MAALP retired $350.0 million of publicly issued unsecured senior notes at maturity using available cash on hand and borrowings under the commercial paper program.

In January 2024, MAALP publicly issued $350.0 million in aggregate principal amount of unsecured senior notes due March 2034 with a coupon rate of 5.000% per annum and at an issue price of 99.019%. Interest is payable semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2024. The proceeds from the sale of the notes were used to repay borrowings on the commercial paper program. The notes have an effective interest rate of 5.123%.

Secured Property Mortgages

MAALP maintains secured property mortgages with various life insurance companies. As of December 31, 2023, MAALP had $363.3 million of secured property mortgages outstanding.

In July 2023, MAALP retired $3.0 million remaining on a mortgage associated with an apartment community prior to its June 2025 maturity.

For more information regarding our debt capital resources, see Note 5 to the consolidated financial statements included in this Annual Report on Form 10-K.

Equity

As of December 31, 2023, MAA owned 116,694,124 OP Units, comprising a 97.4% limited partnership interest in MAALP, while the remaining 3,143,972 outstanding OP Units were held by limited partners of MAALP other than MAA. Holders of OP Units (other than MAA) may require us to redeem their OP Units from time to time, in which case we may, at our option, pay the redemption price either in cash (in an amount per OP Unit equal, in general, to the average closing price of MAA's common stock on the NYSE over a specified period prior to the redemption date) or by delivering one share of MAA's common stock (subject to adjustment under specified circumstances) for each OP Unit so redeemed. MAA has registered under the Securities Act the 3,143,972 shares of its common stock that, as of December 31, 2023, were issuable upon redemption of OP Units, in order for those shares to be sold freely in the public markets.

In August 2021, MAA entered into two 18-month forward sale agreements with respect to a total of 1.1 million shares of its common stock at an initial forward sale price of $190.56 per share, which is net of issuance costs. In January 2023, MAA settled its two forward sale agreements with respect to all 1.1 million shares at a forward price per share of $185.23, which is inclusive of adjustments made to reflect the then-current federal funds rate, the amount of dividends paid to holders of MAA common stock and commissions paid to sales agents, for net proceeds of $203.7 million. We have used these proceeds primarily to fund our development and redevelopment activities.

The Company has entered into an equity distribution agreement to establish an at-the-market, or ATM, share offering program, which allows MAA to sell shares of its common stock from time to time to or through its sales agents into the existing market at current market prices, and to enter into separate forward sales agreements to or through its forward purchasers. Under its ATM program, MAA has the authority to issue up to an aggregate of 4.0 million shares of its common stock, at such times to be determined by MAA. MAA has no obligation to issue shares through the ATM program. During the years ended December 31, 2023 and 2022, MAA did not sell any shares of common stock under its ATM program. As of December 31, 2023, there were 4.0 million shares remaining under the ATM program.

For more information regarding our equity capital resources, see Note 8 and Note 9 to the consolidated financial statements included in this Annual Report on Form 10-K.

Material Cash Requirements

The following table summarizes material cash requirements as of December 31, 2023 related to contractual obligations, which consist of principal and interest on our debt obligations and right-of-use lease liabilities (dollars in thousands):

	2024	2025	2026	2027	2028	Thereafter	Total
Debt obligations [1]	$ 895,000	$ 400,000	$ 300,000	$ 600,000	$ 400,000	$ 1,963,293	$ 4,558,293
Fixed rate interest	126,936	118,061	103,099	88,161	70,061	509,926	1,016,244
Right-of-use lease liabilities [2]	2,951	2,919	2,968	3,002	1,583	55,605	69,028
Total	$1,024,887	$ 520,980	$ 406,067	$ 691,163	$ 471,644	$ 2,528,824	$ 5,643,565

[1]   Represents principal payments gross of debt issuance costs, discounts, premiums and fair market value adjustments.
[2]   Primarily comprised of a ground lease underlying one apartment community we own and the lease of our corporate headquarters.

As of December 31, 2023, we also had obligations, which are not reflected in the table above, to make additional capital contributions to six technology-focused limited partnerships in which we hold equity interests. The capital contributions may be called by the general partners at any time after giving appropriate notice. As of December 31, 2023, we had committed to make additional capital contributions totaling up to $33.6 million if and when called by the general partners of the limited partnerships.

We have other material cash requirements that do not represent contractual obligations, but that we expect to incur in the ordinary course of our business.

As of December 31, 2023, we had five development communities under construction totaling 1,970 apartment units once complete. Total expected costs for the five development projects are $647.3 million, of which $391.6 million had been incurred through December 31, 2023. In addition, our property redevelopment and repositioning activities are ongoing, and we incur expenditures relating to recurring capital replacements, which typically include scheduled carpet replacement, new roofs, HVAC units, plumbing, concrete, masonry and other paving, pools and various exterior building improvements. For the year ending December 31, 2024, we expect that our total capital expenditures relating to our development activities, our property redevelopment and repositioning activities and recurring capital replacements will be in line with our total capital expenditures for the year ended December 31, 2023. We expect to have additional development projects in the future.

During the year ended December 31, 2023, we acquired two multifamily apartment communities for approximately $210 million, acquired two land parcels for future development for approximately $13 million, and purchased the noncontrolling interest of a consolidated real estate entity for approximately $16 million. These activities were funded from borrowings under the commercial paper program and available cash on hand. In January 2024, we issued $350.0 million of unsecured senior notes, the proceeds of which were used to pay down outstanding borrowings under the commercial paper program.

We typically declare cash dividends on MAA's common stock on a quarterly basis, subject to approval by MAA's Board of Directors. We expect to pay quarterly dividends at an annual rate of $5.88 per share of MAA common stock during the year ending December 31, 2024. The timing and amount of future dividends will depend on actual cash flows from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986 and other factors as MAA's Board of Directors deems relevant. MAA's Board of Directors may modify our dividend policy from time to time.

Inflation

Our resident leases at our apartment communities allow for adjustments in the rental rate at the time of renewal, which may enable us to seek rent increases. The majority of our leases are for one year or less. The short-term nature of these leases generally serves to reduce our risk to adverse effects of inflation on our revenue. During the year ended December 31, 2023, we experienced inflationary pressures that drove higher operating expenses, primarily in real estate taxes, building repairs and maintenance and personnel expenses.

Critical Accounting Estimates

A critical accounting estimate is one that is both important to our financial condition and results of operations and that involves some degree of uncertainty. The preceding discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable under the circumstances; however, actual results may differ from these estimates and assumptions.

We believe that the estimates and assumptions summarized below are most important to the portrayal of our financial condition and results of operations because they involve a significant level of estimation uncertainty and they have had, or are reasonably likely to have, a material impact on our financial condition or results of operations.

Acquisition of real estate assets

We account for our acquisitions of investments in real estate as asset acquisitions in accordance with Accounting Standards Codification Topic 805, *Business Combinations,* which requires the cost of the real estate acquired to be allocated to the individual acquired tangible assets, consisting of land, buildings and improvements and other, and identified intangible assets, consisting of the value of in-place leases and other contracts, on a relative fair value basis. In calculating the asset value of acquired tangible and intangible assets, management may use significant subjective inputs, including forecasted net operating income, or NOI, and market specific capitalization and discount rates. Management analyzes historical stabilized NOI to determine its estimate for forecasted NOI. Management estimates the market capitalization rate by analyzing the market capitalization rates for sold properties with comparable ages in similarly sized markets. Management allocates the purchase price of the asset acquisition based on the relative fair value of the individual components as a proportion of the total assets acquired.

Impairment of long-lived assets

We account for long-lived assets in accordance with the provisions of accounting standards for the impairment or disposal of long-lived assets. Management periodically evaluates long-lived assets, including investments in real estate, for indicators that would suggest that the carrying amount of the assets may not be recoverable. The judgments regarding the existence of such indicators are based on factors such as operating performance, market conditions and legal factors. Long-lived assets, such as real estate assets, equipment, right-of-use lease assets and purchased intangibles subject to amortization, are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, or an asset group. Management generally considers the individual assets of an apartment community to collectively represent an asset group. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management calculates the fair value of an asset by dividing estimated future annual cash flow by a market capitalization rate. No material impairment losses were recognized during the years ended December 31, 2023 and 2022.

Our impairment assessments may contain uncertainties because they require management to make assumptions and to apply judgment to estimate future undiscounted cash flows and the fair value of the assets. Key assumptions used in estimating future cash flows and the fair value of an asset include projecting an apartment community's NOI, estimating asset useful lives, disposition dates and recurring capital expenditures, as well as selecting an appropriate market capitalization rate. Management considers its apartment communities' historical stabilized NOI performance, local market economics and the business environment impacting our apartment communities as the basis in projecting forecasted NOI, which management believes is representative of future cash flows. Management estimates the market capitalization rate by analyzing the market capitalization rates for sold properties with comparable ages in similarly sized markets. These estimates are subjective and our ability to realize future cash flows and asset fair values is affected by factors such as ongoing maintenance and improvement of the assets, changes in economic conditions and changes in operating performance.

Valuation of embedded derivative

The redemption feature embedded in the MAA Series I preferred stock is reported as a derivative asset and is adjusted to its fair value at each reporting date, with a corresponding non-cash adjustment to the income statement. The derivative asset related to the redemption feature is valued using widely accepted valuation techniques, including a discounted cash flow analysis in which the perpetual value of the preferred shares is compared to the value of the preferred shares assuming the call option is exercised, with the value of the bifurcated call option as the difference between the two values. The analysis reflects the contractual terms of the redeemable preferred shares, which are redeemable at our option beginning on October 1, 2026 and at the redemption price of $50 per share. We use various significant inputs in the analysis, including trading data available on the preferred shares, estimated coupon yields on preferred stock instruments from REITs with similar credit ratings as MAA and treasury rates to determine the fair value of the bifurcated call option. As a result of the adjustments recorded to reflect the change in fair value of the derivative asset, the fair value of the embedded derivative asset increased to $31.9 million as of December 31, 2023 as compared to $13.4 million as of December 31, 2022, an increase in value of the asset of $18.5 million.

Arriving at the valuation of the embedded derivative requires a significant amount of subjective judgment by management, and the valuation of the embedded derivative is highly sensitive to changes in certain inputs in the analysis. For example, changes in the inputs of the trading data available on the preferred shares, estimated coupon yields on preferred stock instruments from REITs with similar credit ratings as MAA and treasury rates could cause the valuation of the embedded derivative to materially change from the recorded balance as of December 31, 2023. For instance, holding all other assumptions constant, a $1 decrease in the trading price of the preferred shares as of December 31, 2023 would result in a decrease in fair value of the embedded derivative asset of approximately $9 million.

Significant Accounting Policies

For more information regarding our significant accounting policies, including the accounting polices related to the critical accounting estimates discussed above as well as a brief description of recent accounting pronouncements that could have a material impact on our financial statements, see Note 1 to the consolidated financial statements included in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. Our primary market risk exposure is to changes in interest rates on our borrowings. As of December 31, 2023, 22.0% of our total market capitalization consisted of debt borrowings. Our interest rate risk objective is to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, we manage our exposure to fluctuations in market interest rates for borrowings through the use of fixed rate debt instruments and from time to time interest rate swaps to effectively fix the interest rate on anticipated future debt transactions. We use our best efforts to have our debt instruments mature across multiple years, which we believe limits our exposure to interest rate changes in any one year. We do not enter into derivative instruments for trading or other speculative purposes. As of December 31, 2023, 89.1% of our outstanding debt was subject to fixed rates. We regularly review interest rate exposure on outstanding borrowings in an effort to minimize the risk of interest rate fluctuations.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements and related financial information required to be filed are set forth on pages F-1 to F-38 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Mid-America Apartment Communities, Inc.

(a) Evaluation of Disclosure Controls and Procedures

MAA is required to maintain disclosure controls and procedures, within the meaning of Exchange Act Rules 13a-15 and 15d-15. MAA's management, with the participation of MAA's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of MAA's disclosure controls and procedures as of December 31, 2023. Based on that evaluation, MAA's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2023 to ensure that information required to be disclosed by MAA in its Exchange Act filings is accurately recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to MAA's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

MAA's management is responsible for establishing and maintaining adequate internal control over financial reporting within the meaning of Exchange Act Rules 13a-15 and 15d-15. MAA's management, with the participation of MAA's Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of MAA's internal control over financial reporting as of December 31, 2023 based on the framework specified in Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, MAA's management concluded that MAA's internal control over financial reporting was effective as of December 31, 2023.

Ernst & Young LLP, the independent registered public accounting firm that has audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on MAA's internal control over financial reporting, which is included in this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

(c) Changes in Internal Control over Financial Reporting

There was no change to MAA's internal control over financial reporting, within the meaning of Exchange Act Rules 13a-15 and 15d-15, that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, MAA's internal control over financial reporting.

Mid-America Apartments, L.P.

(a) Evaluation of Disclosure Controls and Procedures

The Operating Partnership is required to maintain disclosure controls and procedures, within the meaning of Exchange Act Rules 13a-15 and 15d-15. Management of the Operating Partnership, with the participation of the Chief Executive Officer and Chief Financial Officer of MAA, as the general partner of the Operating Partnership, carried out an evaluation of the effectiveness of the Operating Partnership's disclosure controls and procedures as of December 31, 2023. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of MAA, as the general partner of the Operating Partnership, concluded that the disclosure controls and procedures were effective as of December 31, 2023 to ensure that information required to be disclosed by the Operating Partnership in its in Exchange Act filings is accurately recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of MAA, as the general partner of the Operating Partnership, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

Management of the Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting within the meaning of Exchange Act Rule 13a-15 and 15d-15. Management of the Operating Partnership, with the participation of the Chief Executive Officer and Chief Financial Officer of MAA, as the general partner of the Operating Partnership, conducted an evaluation of the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2023 based on the framework specified in Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management of the Operating Partnership has concluded that the Operating Partnership's internal control over financial reporting was effective as of December 31, 2023. An attestation report of the independent registered public accounting firm of the Operating Partnership will not be required as long as the Operating Partnership is a non-accelerated filer.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

(c) Changes in Internal Control over Financial Reporting

There was no change to the Operating Partnership's internal control over financial reporting, within the meaning of Exchange Act Rules 13a-15 and 15d-15, that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Trading Arrangements.

During the quarter ended December 31, 2023, no director or officer of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" as that term is defined in Item 408(a) of Regulation S-K.

Non-Rule 10b5-1 Trading Arrangements.

During the quarter ended December 31, 2023, no director or officer of the Company adopted or terminated any "non-Rule 10b5-1 trading arrangement" as that term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information contained in MAA's 2024 Proxy Statement in the sections entitled "Current Board Composition," "Director Nominees for Election" and "Executive Officers of the Registrant," is incorporated herein by reference in response to this Item 10.

Our Board of Directors has adopted a Code of Conduct applicable to all officers, directors and employees, including the CEO, CFO and principal accounting officer, which can be found on our website at https://www.maac.com, on the "For Investors" page in the "Corporate Documents" section under "Overview—Corporate Governance." We will provide a copy of this document to any person, without charge, upon request, by writing to the Legal Department at MAA, 6815 Poplar Avenue, Suite 500, Germantown, Tennessee 38138. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Conduct by posting such information on our website at the address and the locations specified above. Reference to our website does not constitute incorporation by reference of the information contained on the site and should not be considered part of this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information contained in MAA's 2024 Proxy Statement in the sections entitled "Executive Compensation Tables," "Director Compensation Table," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Compensation Discussion and Analysis" is incorporated herein by reference in response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information contained in MAA's 2024 Proxy Statement in the sections entitled "Security Ownership of Management," "Security Ownership of Certain Beneficial Owners" and "Securities Authorized for Issuance Under Equity Compensation Plans" is incorporated herein by reference in response to this Item 12.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information contained in MAA's 2024 Proxy Statement in the sections entitled "Certain Relationships and Related Transactions" and "Indebtedness of Management" is incorporated herein by reference in response to this Item 13.

Item 14. Principal Accountant Fees and Services.

The information contained in MAA's 2024 Proxy Statement in the section entitled "Audit and Non-Audit Fees" is incorporated herein by reference in response to this Item 14.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

3. The exhibits required by Item 601 of Regulation S-K, except as otherwise noted, have been filed with previous reports by the registrant and are herein incorporated by reference.

    All other financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Exhibit Number	Exhibit Description
3.1	Composite Charter of Mid-America Apartment Communities, Inc. (Filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K filed on February 24, 2017 and incorporated herein by reference).
3.2	Fifth Amended and Restated Bylaws of Mid-America Apartment Communities, Inc., dated as of December 12, 2023 (Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2023 and incorporated herein by reference).
3.3	Composite Certificate of Limited Partnership of Mid-America Apartments, L.P. (Filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference).
3.4	Third Amended and Restated Agreement of Limited Partnership of Mid-America Apartments, L.P. dated as of October 1, 2013 (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 2, 2013 and incorporated herein by reference).
3.5	First Amendment to the Third Amended and Restated Agreement of Limited Partnership of Mid-America Apartments, L.P. (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 10, 2016 and incorporated herein by reference).
4.1	Form of Common Share Certificate (Filed as Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on February 18, 2021 and incorporated herein by reference).
4.2	Form of 8.50% Series I Cumulative Redeemable Preferred Stock Certificate (Filed as Exhibit 4.2 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-4 filed on September 28, 2016 and incorporated herein by reference).
4.3	Indenture, dated as of October 16, 2013, by and among Mid-America Apartments, L.P., Mid-America Apartment Communities, Inc. and U.S. Bank National Association (Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on October 16, 2013 and incorporated herein by reference).
4.4	First Supplemental Indenture, dated as of October 16, 2013, by and among Mid-America Apartments, L.P., Mid-America Apartment Communities, Inc. and U.S. Bank National Association, including the form of 4.300% Senior Notes due 2023 (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on October 16, 2013 and incorporated herein by reference).
4.5	Second Supplemental Indenture, dated as of June 13, 2014, by and among Mid-America Apartments, L.P., Mid-America Apartment Communities, Inc. and U.S. Bank National Association, including the form of 3.7500% Senior Notes due 2024 (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on June 13, 2014 and incorporated herein by reference).
4.6	Third Supplemental Indenture, dated as of November 9, 2015, by and among Mid-America Apartments, L.P., Mid-America Apartment Communities, Inc. and U.S. Bank National Association, including the form of 4.000% Senior Notes due 2025 (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 9, 2015 and incorporated herein by reference).
4.7	Indenture between Post Properties, Inc. and SunTrust Bank, as Trustee (Filed as Exhibit 4.1 to Post Properties' Registration Statement on Form S-3 (File No. 333-42884), and incorporated herein by reference).
4.8	First Supplemental Indenture to the Indenture between the Post Apartment Homes, L.P., and SunTrust Bank, as Trustee (Filed as Exhibit 4.2 to Post Properties' Registration Statement on Form S-3ASR (File No. 333-139581) and incorporated herein by reference).
4.9	Form of Post Apartment Homes, L.P. 3.375% Note due 2022 (Filed as Exhibit 4.1 to Post Properties' Current Report on Form 8-K filed November 7, 2012 and incorporated herein by reference).
4.10	Indenture, dated as of May 9, 2017, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 9, 2017 and incorporated herein by reference).
4.11	First Supplemental Indenture, dated as of May 9, 2017, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 9, 2017 and incorporated herein by reference).

4.12	Second Supplemental Indenture, dated as of May 14, 2018, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 14, 2018 and incorporated herein by reference).
4.13	Third Supplemental Indenture, dated as of March 7, 2019, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 7, 2019 and incorporated herein by reference).
4.14	Fourth Supplemental Indenture, dated as of November 26, 2019, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 26, 2019 and incorporated herein by reference).
4.15	Fifth Supplemental Indenture, dated as of August 12, 2020, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 12, 2020 and incorporated herein by reference).
4.16	Sixth Supplemental Indenture, dated as of August 19, 2021, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 19, 2021 and incorporated herein by reference).
4.17	Seventh Supplemental Indenture, dated as of January 10, 2024, by and between Mid-America Apartments, L.P. and U.S. Bank Trust Company, National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on January 10, 2024 and incorporated herein by reference).
4.18	Description of Securities (Filed as Exhibit 4.15 to the Registrant's Annual Report on Form 10-K filed on February 20, 2020 and incorporated herein by reference).
10.1†	Employment Agreement, dated as of March 24, 2015, by and between the Registrant and H. Eric Bolton, Jr. (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 24, 2015 and incorporated herein by reference).
10.2†	Non-Qualified Deferred Compensation Plan for Outside Company Directors as Amended Effective November 30, 2010 (Filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed on February 26, 2016 and incorporated herein by reference).
10.3†	Amended and Restated Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Appendix B to the Registrant's Definitive Proxy Statement filed on April 16, 2014 and incorporated herein by reference).
10.4†	Form of Non-Qualified Stock Option Agreement for Company Employees under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.20 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2013 and incorporated herein by reference).
10.5†	Form of Restricted Stock Award Agreement under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 1, 2015 and incorporated herein by reference).
10.6†	Form of Incentive Stock Option Agreement for Company Employees under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2017 and incorporated herein by reference).
10.7†	MAA Non-Qualified Executive Deferred Compensation Retirement Plan Amended and Restated Effective January 1, 2016 (Filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K filed on February 26, 2016 and incorporated herein by reference).
10.8†	Form of Change in Control and Termination Agreement (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2014 and incorporated herein by reference).
10.9†	Mid-America Apartment Communities, Inc. Indemnification Agreement (Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 1, 2016 and incorporated herein by reference).
10.10†	Amended and Restated Post Properties Inc. 2003 Incentive Stock Plan (Filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed on December 9, 2016 and incorporated herein by reference).

10.11†	Second Amended and Restated Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Appendix A to the Registrant's Definitive Proxy Statement filed on April 9, 2018 and incorporated herein by reference).
10.12†	Form of Restricted Stock Award Agreement Under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2018 and incorporated herein by reference).
10.13†	Form of Non-Qualified Stock Option Agreement for Company Employees Under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2018 and incorporated herein by reference).
10.14†	Form of Incentive Stock Option Agreement for Company Employees Under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2018 and incorporated herein by reference).
10.15†	Form of Restricted Stock Unit Award Agreement Under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2018 and incorporated herein by reference).
10.16	Third Amended and Restated Credit Agreement, dated as of May 21, 2019, by and among Mid-America Apartments, L.P., as the borrower, Wells Fargo Bank, National Association, as the administrative agent, Wells Fargo Securities, LLC, KeyBanc Capital Markets Inc. and JPMorgan Chase Bank, N.A., as the arrangers, KeyBank National Association and JPMorgan Chase Bank, N.A., as syndication agents, and the other lenders named therein (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 22, 2019 and incorporated herein by reference).
10.17	Fourth Amended and Restated Credit Agreement, dated as of July 25, 2022, by and among Wells Fargo Bank, National Association, as Administrative Agent, Wells Fargo Securities, LLC, KeyBanc Capital Markets Inc., and JPMorgan Chase Bank, N.A., as Joint Lead Arrangers and Joint Bookrunners, KeyBank National Association and JPMorgan Chase Bank, N.A., as Co-Syndication Agents, Truist Bank, U.S. Bank National Association, PNC Bank, National Association, Citibank, N.A., TD Bank, N.A., and Mizuho Bank, LTD., as Co-Documentation Agents, and the lenders party thereto (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on July 28, 2022 and incorporated herein by reference).
10.18†	Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (filed as Exhibit A to the Registrant's Definitive Proxy Statement on Schedule 14A filed on April 3, 2023 and incorporated herein by reference).
10.19†	Form of Restricted Stock Award Agreement Under the Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2023 and incorporated herein by reference).
10.20†	Form of Non-Qualified Stock Option Agreement for Company Employees Under the Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2023 and incorporated herein by reference).
10.21†	Form of Incentive Stock Option Agreement for Company Employees Under the Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2023 and incorporated herein by reference).
10.22†	Form of Restricted Stock Unit Award Agreement Under the Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (Filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2023 and incorporated herein by reference).
10.23†	Retirement and Transition Services Agreement by and between Albert M. Campbell, III and Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P. (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 8-K filed on December 13, 2023 and incorporated herein by reference).
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP for MAA.
23.2	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP for MAALP.

31.1	MAA Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	MAA Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	MAALP Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.4	MAALP Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	MAA Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	MAA Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.3*	MAALP Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.4*	MAALP Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	MAA Compensation Recoupment Policy
101	The following financial information from Mid-America Apartment Communities, Inc.'s and Mid-America Apartments, L.P.'s Annual Report on Form 10-K for the period ended December 31, 2023, filed with the SEC on February 9, 2024, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022; (ii) the Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021; (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021; (iv) the Consolidated Statements of Equity/Changes in Capital for the years ended December 31, 2023, 2022 and 2021; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; (vi) Notes to Consolidated Financial Statements; and (vii) Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2023.
104	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101).

† Management contract or compensatory plan or arrangement.
* This certification is being furnished solely to accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and is not to be incorporated by reference into any filing of MAA or MAALP, whether made before or after the date hereof, regardless of any general incorporation language in such filings.

(b)   Exhibits: See Item 15(a)(3) above.
(c)   Financial Statement Schedule: See Item 15(a)(2) above.

Item 16. Form 10-K Summary.

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MID-AMERICA APARTMENT COMMUNITIES, INC.

Date: February 9, 2024	/s/ H. Eric Bolton, Jr.
	H. Eric Bolton, Jr.
	Chairman of the Board of Directors
	Chief Executive Officer
	(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

MID-AMERICA APARTMENT COMMUNITIES, INC.

Date: February 9, 2024	/s/ H. Eric Bolton, Jr.
	H. Eric Bolton, Jr.
	Chairman of the Board of Directors
	Chief Executive Officer
	(Principal Executive Officer)
Date: February 9, 2024	/s/ Albert M. Campbell, III
	Albert M. Campbell, III
	Executive Vice President and Chief Financial Officer
	(Principal Financial Officer)
Date: February 9, 2024	/s/ A. Clay Holder
	A. Clay Holder
	Senior Vice President and Chief Accounting Officer
	(Principal Accounting Officer)
Date: February 9, 2024	/s/ Alan B. Graf, Jr.
	Alan B. Graf, Jr.
	Director
Date: February 9, 2024	/s/ Deborah H. Caplan
	Deborah H. Caplan
	Director
Date: February 9, 2024	/s/ John P. Case
	John P. Case
	Director
Date: February 9, 2024	/s/ Tamara Fischer
	Tamara Fischer
	Director
Date: February 9, 2024	/s/ Toni Jennings
	Toni Jennings
	Director
Date: February 9, 2024	/s/ Edith Kelly-Green
	Edith Kelly-Green
	Director
Date: February 9, 2024	/s/ James K. Lowder
	James K. Lowder
	Director
Date: February 9, 2024	/s/ Thomas H. Lowder
	Thomas H. Lowder
	Director
Date: February 9, 2024	/s/ Claude B. Nielsen
	Claude B. Nielsen
	Director
Date: February 9, 2024	/s/ W. Reid Sanders
	W. Reid Sanders
	Director
Date: February 9, 2024	/s/ Gary Shorb
	Gary Shorb
	Director
Date: February 9, 2024	/s/ David P. Stockert
	David P. Stockert
	Director

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MID-AMERICA APARTMENTS, L.P.
a Tennessee Limited Partnership
By: Mid-America Apartment Communities, Inc., its general partner

Date: February 9, 2024

/s/ H. Eric Bolton, Jr.
H. Eric Bolton, Jr.
Chairman of the Board of Directors
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant as an officer or director of Mid-America Apartment Communities, Inc., in its capacity as the general partner of the registrant and on the dates indicated.

MID-AMERICA APARTMENTS, L.P.
a Tennessee Limited Partnership
By: Mid-America Apartment Communities, Inc., its general partner

Date: February 9, 2024

/s/ H. Eric Bolton, Jr.
H. Eric Bolton, Jr.
Chairman of the Board of Directors
Chief Executive Officer
(Principal Executive Officer)

Date: February 9, 2024

/s/ Albert M. Campbell, III
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: February 9, 2024

/s/ A. Clay Holder
A. Clay Holder
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)

Date: February 9, 2024

/s/ Alan B. Graf, Jr.
Alan B. Graf, Jr.
Director

Date: February 9, 2024

/s/ Deborah H. Caplan
Deborah H. Caplan
Director

Date: February 9, 2024

/s/ John P. Case
John P. Case
Director

Date: February 9, 2024

/s/ Tamara Fischer
Tamara Fischer
Director

Date: February 9, 2024

/s/ Toni Jennings
Toni Jennings
Director

Date: February 9, 2024

/s/ Edith Kelly-Green
Edith Kelly-Green
Director

Date: February 9, 2024

/s/ James K. Lowder
James K. Lowder
Director

Date: February 9, 2024

/s/ Thomas H. Lowder
Thomas H. Lowder
Director

Date: February 9, 2024

/s/ Claude B. Nielsen
Claude B. Nielsen
Director

Date: February 9, 2024

/s/ W. Reid Sanders
W. Reid Sanders
Director

Date: February 9, 2024

/s/ Gary Shorb
Gary Shorb
Director

Date: February 9, 2024

/s/ David P. Stockert
David P. Stockert
Director

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mid-America Apartment Communities, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mid-America Apartment Communities, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 9, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Embedded Derivative

Description of the Matter	As disclosed in Notes 6 and 8 to the consolidated financial statements, the Series I Preferred Stock shares ("preferred shares") include a redemption feature which represents an embedded call option exercisable at the Company's option beginning on October 1, 2026 at the redemption price of $50 per share. The embedded call option has been bifurcated as a separate asset and is valued at fair value each reporting period with changes in its fair value reported in earnings. At each reporting date, management performs an analysis which compares the perpetual value of the preferred shares to the value of the preferred shares assuming the call option is exercised, with the value of the bifurcated call option as the difference between the two values. At December 31, 2023, the fair value of the Company's embedded derivative asset was $31.9 million.
	Auditing the Company's valuation of this bifurcated embedded derivative was challenging as the Company uses a complex valuation methodology that incorporates various inputs, including trading data available on the preferred shares, treasury rates and estimated coupon yields on preferred stock instruments from REITs with similar credit ratings, and includes significant assumptions about economic and market conditions with uncertain future outcomes.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the risks of material misstatement relating to the valuation of the bifurcated embedded derivative asset. For example, we tested controls over management's review of the valuation model and the underlying inputs and assumptions noted above.
	To test the valuation of the embedded derivative asset, our audit procedures included, among others, assessing the methodology used in the valuation model and testing the significant assumptions discussed above. For example, we evaluated management's assumptions by comparing the rates that were used to discount future dividend payments from the preferred stock to observable market data. We also assessed the completeness and accuracy of the underlying data used by the Company in its valuation. In addition, we involved our valuation specialists to assist in our evaluation of the methodology used by the Company and the underlying inputs and assumptions noted above.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2005.

Memphis, Tennessee
February 9, 2024

To the Partners of Mid-America Apartments, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mid-America Apartments, L.P. (the Operating Partnership) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in capital, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Embedded Derivative

Description of the Matter	As disclosed in Notes 6 and 9 to the consolidated financial statements, the MAALP Series I Preferred Units ("preferred units") have the same characteristics as the MAA Series I Preferred Stock shares ("preferred shares"), and thus include a redemption feature which represents an embedded call option exercisable at the Operating Partnership's option beginning on October 1, 2026 at the redemption price of $50 per unit. The embedded call option has been bifurcated as a separate asset and is valued at fair value each reporting period with changes in its fair value reported in earnings. At each reporting date, management performs an analysis which compares the perpetual value of the preferred units to the value of the preferred units assuming the call option is exercised, with the value of the bifurcated call option as the difference between the two values. At December 31, 2023, the fair value of the Operating Partnership's embedded derivative asset was $31.9 million.
	Auditing the Operating Partnership's valuation of this bifurcated embedded derivative was challenging as the Operating Partnership uses a complex valuation methodology that incorporates various inputs, including trading data available on the respective MAA preferred shares, treasury rates and estimated coupon yields on preferred stock instruments from REITs with similar credit ratings, and includes significant assumptions about economic and market conditions with uncertain future outcomes.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Operating Partnership's controls over the risks of material misstatement relating to the valuation of the bifurcated embedded derivative asset. For example, we tested controls over management's review of the valuation model and the underlying inputs and assumptions noted above.
	To test the valuation of the embedded derivative asset, our audit procedures included, among others, assessing the methodology used in the valuation model and testing the significant assumptions discussed above. For example, we evaluated management's assumptions by comparing the rates that were used to discount future dividend payments from the preferred units to observable market data. We also assessed the completeness and accuracy of the underlying data used by the Operating Partnership in its valuation. In addition, we involved our valuation specialists to assist in our evaluation of the methodology used by the Operating Partnership and the underlying inputs and assumptions noted above.

/s/ Ernst & Young LLP

We have served as the Operating Partnership's auditor since 2012.

Memphis, Tennessee
February 9, 2024

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Shareholders and the Board of Directors of Mid-America Apartment Communities, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Mid-America Apartment Communities, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mid-America Apartment Communities, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 9, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Memphis, Tennessee
February 9, 2024

<center>F-3</center>

Mid-America Apartment Communities, Inc.
Consolidated Balance Sheets
December 31, 2023 and 2022
(Dollars in thousands, except per share data)

		December 31, 2023		December 31, 2022
Assets				
Real estate assets:				
Land	$	2,031,403	$	2,008,364
Buildings and improvements and other		13,515,949		12,841,947
Development and capital improvements in progress		385,405		332,035
		15,932,757		15,182,346
Less: Accumulated depreciation		(4,864,690)		(4,302,747)
		11,068,067		10,879,599
Undeveloped land		73,861		64,312
Investment in real estate joint venture		41,977		42,290
Real estate assets, net		11,183,905		10,986,201
Cash and cash equivalents		41,314		38,659
Restricted cash		13,777		22,412
Other assets		245,507		193,893
Total assets	$	11,484,503	$	11,241,165
Liabilities and equity				
Liabilities:				
Unsecured notes payable	$	4,180,084	$	4,050,910
Secured notes payable		360,141		363,993
Accrued expenses and other liabilities		645,156		615,843
Total liabilities		5,185,381		5,030,746
Redeemable common stock		19,167		20,671
Shareholders' equity:				
Preferred stock, $0.01 par value per share, 20,000,000 shares authorized; 8.50% Series I Cumulative Redeemable Shares, liquidation preference $50.00 per share, 867,846 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively		9		9
Common stock, $0.01 par value per share, 145,000,000 shares authorized; 116,694,124 and 115,480,336 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively [1]		1,168		1,152
Additional paid-in capital		7,399,921		7,202,834
Accumulated distributions in excess of net income		(1,298,263)		(1,188,854)
Accumulated other comprehensive loss		(8,764)		(10,052)
Total MAA shareholders' equity		6,094,071		6,005,089
Noncontrolling interests - OP Units		163,128		163,595
Total Company's shareholders' equity		6,257,199		6,168,684
Noncontrolling interests - consolidated real estate entities		22,756		21,064
Total equity		6,279,955		6,189,748
Total liabilities and equity	$	11,484,503	$	11,241,165

[1] Number of shares issued and outstanding represents total shares of common stock regardless of classification on the Consolidated Balance Sheets. The number of shares classified as redeemable common stock on the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022 are 142,546 and 136,429, respectively.

See accompanying notes to consolidated financial statements.

Mid-America Apartment Communities, Inc.
Consolidated Statements of Operations
Years ended December 31, 2023, 2022 and 2021
(Dollars in thousands, except per share data)

		2023		2022		2021
Revenues:						
Rental and other property revenues	$	2,148,468	$	2,019,866	$	1,778,082
Expenses:						
Operating expenses, excluding real estate taxes and insurance		461,540		435,108		404,288
Real estate taxes and insurance		306,601		288,586		266,877
Depreciation and amortization		565,063		542,998		533,433
Total property operating expenses		1,333,204		1,266,692		1,204,598
Property management expenses		67,784		65,463		55,732
General and administrative expenses		58,578		58,833		52,884
Interest expense		149,234		154,747		156,881
Loss (gain) on sale of depreciable real estate assets		62		(214,762)		(220,428)
Gain on sale of non-depreciable real estate assets		(54)		(809)		(811)
Other non-operating (income) expense		(31,185)		42,713		(33,902)
Income before income tax (expense) benefit		570,845		646,989		563,128
Income tax (expense) benefit		(4,744)		6,208		(13,637)
Income from continuing operations before real estate joint venture activity		566,101		653,197		549,491
Income from real estate joint venture		1,730		1,579		1,211
Net income		567,831		654,776		550,702
Net income attributable to noncontrolling interests		15,025		17,340		16,911
Net income available for shareholders		552,806		637,436		533,791
Dividends to MAA Series I preferred shareholders		3,688		3,688		3,688
Net income available for MAA common shareholders	$	549,118	$	633,748	$	530,103
Earnings per common share - basic:						
Net income available for MAA common shareholders	$	4.71	$	5.49	$	4.62
Earnings per common share - diluted:						
Net income available for MAA common shareholders	$	4.71	$	5.48	$	4.61

See accompanying notes to consolidated financial statements.

Mid-America Apartment Communities, Inc.
Consolidated Statements of Comprehensive Income
Years ended December 31, 2023, 2022 and 2021
(Dollars in thousands)

	2023	2022	2021
Net income	$ 567,831	$ 654,776	$ 550,702
Other comprehensive income:			
Adjustment for net losses reclassified to net income from derivative instruments	1,326	1,114	1,114
Total comprehensive income	569,157	655,890	551,816
Comprehensive income attributable to noncontrolling interests	(15,063)	(17,374)	(17,029)
Comprehensive income attributable to MAA	$ 554,094	$ 638,516	$ 534,787

See accompanying notes to consolidated financial statements.

Mid-America Apartment Communities, Inc.
Consolidated Statements of Equity
Years ended December 31, 2023, 2022 and 2021
(Dollars and shares in thousands)

Mid-America Apartment Communities, Inc. Shareholders

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Distributions in Excess of Net Income	Accumulated Other Comprehensive Loss	Noncontrolling Interests – Operating Partnership	Noncontrolling Interests – Consolidated Real Estate Entities	Total Equity	Redeemable Common Stock
EQUITY BALANCE DECEMBER 31, 2020	868	$ 9	114,252	$ 1,141	$ 7,176,793	$ (1,294,182)	$ (12,128)	$ 206,927	$ 9,848	$ 6,088,408	$ 15,397
Net income	—	—	—	—	—	533,791	—	16,911	—	550,702	—
Other comprehensive income – derivative instruments	—	—	—	—	—	—	996	118	—	1,114	—
Issuance and registration of common shares	—	—	147	2	(431)	—	—	—	—	(429)	1,657
Shares repurchased and retired	—	—	(64)	—	(9,043)	—	—	—	—	(9,043)	—
Exercise of stock options	—	—	19	—	1,478	—	—	—	—	1,478	—
Shares issued in exchange for common units	—	—	851	8	43,284	—	—	(43,292)	—	—	—
Redeemable stock fair market value adjustment	—	—	—	—	—	(13,131)	—	—	—	(13,131)	13,131
Adjustment for noncontrolling interests in Operating Partnership	—	—	—	—	723	—	—	(723)	—	—	—
Amortization of unearned compensation	—	—	—	—	18,152	—	—	—	—	18,152	—
Dividends on preferred stock	—	—	—	—	—	(3,688)	—	—	—	(3,688)	—
Dividends on common stock ($4.1625 per share)	—	—	—	—	—	(478,597)	—	—	—	(478,597)	—
Distributions on noncontrolling interests units ($4.1625 per unit)	—	—	—	—	—	—	—	(14,825)	—	(14,825)	—
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	13,766	13,766	—
EQUITY BALANCE DECEMBER 31, 2021	868	$ 9	115,205	$ 1,151	$ 7,230,956	$ (1,255,807)	$ (11,132)	$ 165,116	$ 23,614	$ 6,153,907	$ 30,185
Net income (loss)	—	—	—	—	—	637,436	—	17,633	(293)	654,776	—
Other comprehensive income – derivative instruments	—	—	—	—	—	—	1,080	34	—	1,114	—
Issuance and registration of common shares	—	—	169	1	(124)	—	—	—	—	(123)	1,687
Shares repurchased and retired	—	—	(71)	—	(14,043)	—	—	—	—	(14,043)	—
Exercise of stock options	—	—	—	—	28	—	—	—	—	28	—
Shares issued in exchange for common units	—	—	41	—	2,118	—	—	(2,118)	—	—	—
Shares reclassified to liabilities	—	—	—	—	—	—	—	—	—	—	(2,148)
Redeemable stock fair market value adjustment	—	—	—	—	—	9,053	—	—	—	9,053	(9,053)
Adjustment for noncontrolling interests in Operating Partnership	—	—	—	—	1,199	—	—	(1,199)	—	—	—
Amortization of unearned compensation	—	—	—	—	20,143	—	—	—	—	20,143	—
Dividends on preferred stock	—	—	—	—	—	(3,688)	—	—	—	(3,688)	—
Dividends on common stock ($4.9875 per share)	—	—	—	—	—	(575,848)	—	—	—	(575,848)	—
Distributions on noncontrolling interests units ($4.9875 per unit)	—	—	—	—	—	—	—	(15,871)	—	(15,871)	—
Acquisition of noncontrolling interest	—	—	—	—	(37,443)	—	—	—	(5,627)	(43,070)	—
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	3,370	3,370	—
EQUITY BALANCE DECEMBER 31, 2022	868	$ 9	115,344	$ 1,152	$ 7,202,834	$ (1,188,854)	$ (10,052)	$ 163,595	$ 21,064	$ 6,189,748	$ 20,671
Net income	—	—	—	—	—	552,806	—	14,963	62	567,831	—
Other comprehensive income – derivative instruments	—	—	—	—	—	—	1,288	38	—	1,326	—
Issuance and registration of common shares	—	—	1,244	12	203,333	—	—	—	—	203,345	2,135
Shares repurchased and retired	—	—	(57)	—	(7,870)	—	—	—	—	(7,870)	—
Shares issued in exchange for common units	—	—	21	—	1,092	—	—	(1,092)	—	—	—
Shares issued in exchange for redeemable stock	—	—	—	4	577	—	—	—	—	581	(581)
Redeemable stock fair market value adjustment	—	—	—	—	—	3,058	—	—	—	3,058	(3,058)
Adjustment for noncontrolling interests in Operating Partnership	—	—	—	—	(3,486)	—	—	3,486	—	—	—
Amortization of unearned compensation	—	—	—	—	18,198	—	—	—	—	18,198	—
Dividends on preferred stock	—	—	—	—	—	(3,688)	—	—	—	(3,688)	—
Dividends on common stock ($5.6700 per share)	—	—	—	—	—	(661,585)	—	—	—	(661,585)	—
Distributions on noncontrolling interests units ($5.6700 per unit)	—	—	—	—	—	—	—	(17,862)	—	(17,862)	—
Acquisition of noncontrolling interest	—	—	—	—	(14,757)	—	—	—	(1,000)	(15,757)	—
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	2,630	2,630	—
EQUITY BALANCE DECEMBER 31, 2023	868	$ 9	116,552	$ 1,168	$ 7,399,921	$ (1,298,263)	$ (8,764)	$ 163,128	$ 22,756	$ 6,279,955	$ 19,167

See accompanying notes to consolidated financial statements.

F-7

<p style="text-align:center">Mid-America Apartment Communities, Inc.
Consolidated Statements of Cash Flows
Years ended December 31, 2023, 2022 and 2021
(Dollars in thousands)</p>

	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 567,831	$ 654,776	$ 550,702
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	565,857	544,004	534,415
Loss (gain) on sale of depreciable real estate assets	62	(214,762)	(220,428)
Gain on sale of non-depreciable real estate assets	(54)	(809)	(811)
(Gain) loss on embedded derivative in preferred shares	(18,528)	21,107	4,560
Stock compensation expense	15,699	18,798	16,665
Amortization of debt issuance costs, discounts and premiums	5,909	6,064	5,652
(Gain) loss on investments	(4,449)	45,357	(51,713)
Net change in operating accounts and other operating activities	4,860	(16,056)	55,925
Net cash provided by operating activities	1,137,187	1,058,479	894,967
Cash flows from investing activities:			
Purchases of real estate and other assets	(223,453)	(271,428)	(46,028)
Capital improvements and other	(341,224)	(296,176)	(279,635)
Development costs	(198,152)	(172,124)	(231,642)
Distributions from real estate joint venture	312	538	497
Contributions to affiliates	(16,636)	(13,849)	(4,669)
Proceeds from real estate asset dispositions	2,946	320,491	293,071
Net proceeds from insurance recoveries	945	27,312	14,820
Net cash used in investing activities	(775,262)	(405,236)	(253,586)
Cash flows from financing activities:			
Net proceeds from (payments of) commercial paper	475,000	20,000	(172,000)
Proceeds from notes payable	—	—	594,423
Principal payments on notes payable	(353,861)	(126,401)	(467,153)
Payment of deferred financing costs	(2)	(5,516)	(5,940)
Distributions to noncontrolling interests	(17,671)	(14,927)	(15,497)
Dividends paid on common shares	(651,717)	(539,605)	(470,401)
Dividends paid on preferred shares	(3,688)	(3,688)	(3,688)
Proceeds from issuances of common shares	205,070	1,083	645
Acquisition of noncontrolling interests	(15,757)	(43,070)	—
Net change in other financing activities	(5,279)	(10,646)	(6,787)
Net cash used in financing activities	(367,905)	(722,770)	(546,398)
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,980)	(69,527)	94,983
Cash, cash equivalents and restricted cash, beginning of period	61,071	130,598	35,615
Cash, cash equivalents and restricted cash, end of period	$ 55,091	$ 61,071	$ 130,598

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the Consolidated Balance Sheets:

	2023	2022	2021
Reconciliation of cash, cash equivalents and restricted cash at period end:			
Cash and cash equivalents	$ 41,314	$ 38,659	$ 54,302
Restricted cash	13,777	22,412	76,296
Total cash, cash equivalents and restricted cash	$ 55,091	$ 61,071	$ 130,598
Supplemental information:			
Interest paid	$ 157,566	$ 157,497	$ 158,630
Income taxes paid	4,002	3,490	2,543
Non-cash transactions:			
Distributions on common shares/ units declared and accrued	$ 176,162	$ 166,103	$ 128,916
Accrued construction in progress	23,345	16,484	15,123
Interest capitalized	12,376	8,728	9,720
Conversion of OP Units to shares of common stock	1,092	2,118	43,292

<p style="text-align:center">See accompanying notes to consolidated financial statements.</p>

Mid-America Apartments, L.P.
Consolidated Balance Sheets
December 31, 2023 and 2022
(Dollars in thousands)

		December 31, 2023		December 31, 2022
Assets				
Real estate assets:				
Land	$	2,031,403	$	2,008,364
Buildings and improvements and other		13,515,949		12,841,947
Development and capital improvements in progress		385,405		332,035
		15,932,757		15,182,346
Less: Accumulated depreciation		(4,864,690)		(4,302,747)
		11,068,067		10,879,599
Undeveloped land		73,861		64,312
Investment in real estate joint venture		41,977		42,290
Real estate assets, net		11,183,905		10,986,201
Cash and cash equivalents		41,314		38,659
Restricted cash		13,777		22,412
Other assets		245,507		193,893
Total assets	$	11,484,503	$	11,241,165
Liabilities and capital				
Liabilities:				
Unsecured notes payable	$	4,180,084	$	4,050,910
Secured notes payable		360,141		363,993
Accrued expenses and other liabilities		645,156		615,843
Due to general partner		19		19
Total liabilities		5,185,400		5,030,765
Redeemable common units		19,167		20,671
Operating Partnership capital:				
Preferred units, 867,846 preferred units outstanding as of December 31, 2023 and December 31, 2022, respectively		66,840		66,840
General partner, 116,694,124 and 115,480,336 OP Units outstanding as of December 31, 2023 and December 31, 2022, respectively [1]		6,036,154		5,948,498
Limited partners, 3,143,972 and 3,164,933 OP Units outstanding as of December 31, 2023 and December 31, 2022, respectively [1]		163,128		163,595
Accumulated other comprehensive loss		(8,942)		(10,268)
Total operating partners' capital		6,257,180		6,168,665
Noncontrolling interests - consolidated real estate entities		22,756		21,064
Total equity		6,279,936		6,189,729
Total liabilities and equity	$	11,484,503	$	11,241,165

[1] Number of units outstanding represents total OP Units regardless of classification on the Consolidated Balance Sheets. The number of units classified as redeemable common units on the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022 are 142,546 and 136,429, respectively.

See accompanying notes to consolidated financial statements.

Mid-America Apartments, L.P.
Consolidated Statements of Operations
Years ended December 31, 2023, 2022 and 2021
(Dollars in thousands, except per unit data)

	2023	2022	2021
Revenues:			
Rental and other property revenues	$ 2,148,468	$ 2,019,866	$ 1,778,082
Expenses:			
Operating expenses, excluding real estate taxes and insurance	461,540	435,108	404,288
Real estate taxes and insurance	306,601	288,586	266,877
Depreciation and amortization	565,063	542,998	533,433
Total property operating expenses	1,333,204	1,266,692	1,204,598
Property management expenses	67,784	65,463	55,732
General and administrative expenses	58,578	58,833	52,884
Interest expense	149,234	154,747	156,881
Loss (gain) on sale of depreciable real estate assets	62	(214,762)	(220,428)
Gain on sale of non-depreciable real estate assets	(54)	(809)	(811)
Other non-operating (income) expense	(31,185)	42,713	(33,902)
Income before income tax (expense) benefit	570,845	646,989	563,128
Income tax (expense) benefit	(4,744)	6,208	(13,637)
Income from continuing operations before real estate joint venture activity	566,101	653,197	549,491
Income from real estate joint venture	1,730	1,579	1,211
Net income	567,831	654,776	550,702
Net income (loss) attributable to noncontrolling interests	62	(293)	—
Net income available for MAALP unitholders	567,769	655,069	550,702
Distributions to MAALP preferred unitholders	3,688	3,688	3,688
Net income available for MAALP common unitholders	$ 564,081	$ 651,381	$ 547,014
Earnings per common unit - basic:			
Net income available for MAALP common unitholders	$ 4.71	$ 5.49	$ 4.62
Earnings per common unit - diluted:			
Net income available for MAALP common unitholders	$ 4.71	$ 5.48	$ 4.61

See accompanying notes to consolidated financial statements.

Mid-America Apartments, L.P.
Consolidated Statements of Comprehensive Income
Years ended December 31, 2023, 2022 and 2021
(Dollars in thousands)

	2023		2022		2021
Net income	$	567,831	$	654,776	$	550,702
Other comprehensive income:						
Adjustment for net losses reclassified to net income from derivative instruments		1,326		1,114		1,114
Total comprehensive income		569,157		655,890		551,816
Comprehensive (income) loss attributable to noncontrolling interests		(62)		293		—
Comprehensive income attributable to MAALP	$	569,095	$	656,183	$	551,816

See accompanying notes to consolidated financial statements.

Mid-America Apartments, L.P.
Consolidated Statements of Changes in Capital
Years ended December 31, 2023, 2022 and 2021
(Dollars in thousands)

	Mid-America Apartments, L.P. Unitholders				Noncontrolling Interests - Consolidated Real Estate Entities	Total Partnership Capital	Redeemable Common Units
	Limited Partner	General Partner	Preferred Units	Accumulated Other Comprehensive Loss			
CAPITAL BALANCE DECEMBER 31, 2020	$ 206,927	$ 5,817,270	$ 66,840	$ (12,496)	$ 9,848	$ 6,088,389	$ 15,397
Net income	16,911	530,103	3,688	—	—	550,702	—
Other comprehensive income - derivative instruments	—	—	—	1,114	—	1,114	—
Issuance of units	—	(429)	—	—	—	(429)	1,657
Units repurchased and retired	—	(9,043)	—	—	—	(9,043)	—
Exercise of unit options	—	1,478	—	—	—	1,478	—
General partner units issued in exchange for limited partner units	(43,292)	43,292	—	—	—	—	—
Redeemable units fair market value adjustment	—	(13,131)	—	—	—	(13,131)	13,131
Adjustment for limited partners' capital at redemption value	(605)	605	—	—	—	—	—
Amortization of unearned compensation	—	18,152	—	—	—	18,152	—
Distributions to preferred unitholders	—	—	(3,688)	—	—	(3,688)	—
Distributions to common unitholders ($4.1625 per unit)	(14,825)	(478,597)	—	—	—	(493,422)	—
Contribution from noncontrolling interest	—	—	—	—	13,766	13,766	—
CAPITAL BALANCE DECEMBER 31, 2021	$ 165,116	$ 5,909,700	$ 66,840	$ (11,382)	$ 23,614	$ 6,153,888	$ 30,185
Net income (loss)	17,633	633,748	3,688	—	(293)	654,776	—
Other comprehensive income - derivative instruments	—	—	—	1,114	—	1,114	—
Issuance of units	—	(123)	—	—	—	(123)	1,687
Units repurchased and retired	—	(14,043)	—	—	—	(14,043)	—
Exercise of unit options	—	28	—	—	—	28	—
General partner units issued in exchange for limited partner units	(2,118)	2,118	—	—	—	—	—
Shares reclassified to liabilities	—	—	—	—	—	—	(2,148)
Redeemable units fair market value adjustment	—	9,053	—	—	—	9,053	(9,053)
Adjustment for limited partners' capital at redemption value	(1,165)	1,165	—	—	—	—	—
Amortization of unearned compensation	—	20,143	—	—	—	20,143	—
Distributions to preferred unitholders	—	—	(3,688)	—	—	(3,688)	—
Distributions to common unitholders ($4.9875 per unit)	(15,871)	(575,848)	—	—	—	(591,719)	—
Acquisition of noncontrolling interest	—	(37,443)	—	—	(5,627)	(43,070)	—
Contribution from noncontrolling interest	—	—	—	—	3,370	3,370	—
CAPITAL BALANCE DECEMBER 31, 2022	$ 163,595	$ 5,948,498	$ 66,840	$ (10,268)	$ 21,064	$ 6,189,729	$ 20,671
Net income	14,963	549,118	3,688	—	62	567,831	—
Other comprehensive income - derivative instruments	—	—	—	1,326	—	1,326	—
Issuance of units	—	203,345	—	—	—	203,345	2,135
Units repurchased and retired	—	(7,870)	—	—	—	(7,870)	—
General partner units issued in exchange for limited partner units	(1,092)	1,092	—	—	—	—	—
Units issued in exchange for redeemable units	—	581	—	—	—	581	(581)
Redeemable units fair market value adjustment	—	3,058	—	—	—	3,058	(3,058)
Adjustment for limited partners' capital at redemption value	3,524	(3,524)	—	—	—	—	—
Amortization of unearned compensation	—	18,198	—	—	—	18,198	—
Distributions to preferred unitholders	—	—	(3,688)	—	—	(3,688)	—
Distributions to common unitholders ($5.6700 per unit)	(17,862)	(661,585)	—	—	—	(679,447)	—
Acquisition of noncontrolling interest	—	(14,757)	—	—	(1,000)	(15,757)	—
Contribution from noncontrolling interest	—	—	—	—	2,630	2,630	—
CAPITAL BALANCE DECEMBER 31, 2023	$ 163,128	$ 6,036,154	$ 66,840	$ (8,942)	$ 22,756	$ 6,279,936	$ 19,167

See accompanying notes to consolidated financial statements.

Mid-America Apartments, L.P.
Consolidated Statements of Cash Flows
Years ended December 31, 2023, 2022 and 2021
(Dollars in thousands)

	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 567,831	$ 654,776	$ 550,702
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	565,857	544,004	534,415
Loss (gain) on sale of depreciable real estate assets	62	(214,762)	(220,428)
Gain on sale of non-depreciable real estate assets	(54)	(809)	(811)
(Gain) loss on embedded derivative in preferred shares	(18,528)	21,107	4,560
Stock compensation expense	15,699	18,798	16,665
Amortization of debt issuance costs, discounts and premiums	5,909	6,064	5,652
(Gain) loss on investments	(4,449)	45,357	(51,713)
Net change in operating accounts and other operating activities	4,860	(16,056)	55,925
Net cash provided by operating activities	1,137,187	1,058,479	894,967
Cash flows from investing activities:			
Purchases of real estate and other assets	(223,453)	(271,428)	(46,028)
Capital improvements and other	(341,224)	(296,176)	(279,635)
Development costs	(198,152)	(172,124)	(231,642)
Distributions from real estate joint venture	312	538	497
Contributions to affiliates	(16,636)	(13,849)	(4,669)
Proceeds from real estate asset dispositions	2,946	320,491	293,071
Net proceeds from insurance recoveries	945	27,312	14,820
Net cash used in investing activities	(775,262)	(405,236)	(253,586)
Cash flows from financing activities:			
Net proceeds from (payments of) commercial paper	475,000	20,000	(172,000)
Proceeds from notes payable	—	—	594,423
Principal payments on notes payable	(353,861)	(126,401)	(467,153)
Payment of deferred financing costs	(2)	(5,516)	(5,940)
Distributions paid on common units	(669,388)	(554,532)	(485,898)
Distributions paid on preferred units	(3,688)	(3,688)	(3,688)
Proceeds from issuances of common units	205,070	1,083	645
Acquisition of noncontrolling interests	(15,757)	(43,070)	—
Net change in other financing activities	(5,279)	(10,646)	(6,787)
Net cash used in financing activities	(367,905)	(722,770)	(546,398)
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,980)	(69,527)	94,983
Cash, cash equivalents and restricted cash, beginning of period	61,071	130,598	35,615
Cash, cash equivalents and restricted cash, end of period	$ 55,091	$ 61,071	$ 130,598

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the Consolidated Balance Sheets:

Reconciliation of cash, cash equivalents and restricted cash at period end:			
Cash and cash equivalents	$ 41,314	$ 38,659	$ 54,302
Restricted cash	13,777	22,412	76,296
Total cash, cash equivalents and restricted cash	$ 55,091	$ 61,071	$ 130,598
Supplemental information:			
Interest paid	$ 157,566	$ 157,497	$ 158,630
Income taxes paid	4,002	3,490	2,543
Non-cash transactions:			
Distributions on common units declared and accrued	$ 176,162	$ 166,103	$ 128,916
Accrued construction in progress	23,345	16,484	15,123
Interest capitalized	12,376	8,728	9,720

See accompanying notes to consolidated financial statements.

Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, 2022 and 2021

1.   Organization and Summary of Significant Accounting Policies

Unless the context otherwise requires, all references to the "Company" refer collectively to Mid-America Apartment Communities, Inc., together with its consolidated subsidiaries, including Mid-America Apartments, L.P. Unless the context otherwise requires, all references to "MAA" refer only to Mid-America Apartment Communities, Inc., and not any of its consolidated subsidiaries. Unless the context otherwise requires, the references to the "Operating Partnership" or "MAALP" refer to Mid-America Apartments, L.P., together with its consolidated subsidiaries. "Common stock" refers to the common stock of MAA, "preferred stock" refers to the preferred stock of MAA, and "shareholders" refers to the holders of shares of MAA's common stock or preferred stock, as applicable. The common units of limited partnership interests in the Operating Partnership are referred to as "OP Units," and the holders of the OP Units are referred to as "common unitholders."

As of December 31, 2023, MAA owned 116,694,124 OP Units (or 97.4% of the total number of OP Units). MAA conducts substantially all of its business and holds substantially all of its assets, directly or indirectly, through the Operating Partnership, and by virtue of its ownership of the OP Units and being the Operating Partnership's sole general partner, MAA has the ability to control all of the day-to-day operations of the Operating Partnership.

Management believes combining the notes to the consolidated financial statements of MAA and the Operating Partnership results in the following benefits:

- enhances a readers' understanding of MAA and the Operating Partnership by enabling the reader to view the business as a whole in the same manner that management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the disclosure applies to both MAA and the Operating Partnership; and
- creates time and cost efficiencies through the preparation of one combined set of notes instead of two separate sets.

MAA, an S&P 500 company, is a multifamily-focused, self-administered and self-managed real estate investment trust, or REIT. Management operates MAA and the Operating Partnership as one business. The management of the Company is comprised of individuals who are officers of MAA and employees of the Operating Partnership. Management believes it is important to understand the few differences between MAA and the Operating Partnership in the context of how MAA and the Operating Partnership operate as a consolidated company. MAA and the Operating Partnership are structured as an umbrella partnership REIT, or UPREIT. MAA's interest in the Operating Partnership entitles MAA to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to MAA's percentage interest therein and entitles MAA to vote on substantially all matters requiring a vote of the partners. MAA's only material asset is its ownership of limited partnership interests in the Operating Partnership (other than cash held by MAA from time to time); therefore, MAA's primary function is acting as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing certain debt of the Operating Partnership from time to time. The Operating Partnership holds, directly or indirectly, all of the Company's real estate assets. Except for net proceeds from public equity issuances by MAA, which are contributed to the Operating Partnership in exchange for limited partnership interests, the Operating Partnership generates the capital required by the business through the Operating Partnership's operations, direct or indirect incurrence of indebtedness and issuance of OP Units.

The presentations of MAA's shareholders' equity and the Operating Partnership's capital are the principal areas of difference between the consolidated financial statements of MAA and those of the Operating Partnership. MAA's shareholders' equity may include shares of preferred stock, shares of common stock, additional paid-in capital, cumulative earnings, cumulative distributions, noncontrolling interests, treasury shares, accumulated other comprehensive income or loss and redeemable common stock. The Operating Partnership's capital may include common capital and preferred capital of the general partner (MAA), limited partners' common capital and preferred capital, noncontrolling interests, accumulated other comprehensive income or loss and redeemable common units. Holders of OP Units (other than MAA) may require the Operating Partnership to redeem their OP Units from time to time, in which case the Operating Partnership may, at its option, pay the redemption price either in cash (in an amount per OP Unit equal, in general, to the average closing price of MAA's common stock on the New York Stock Exchange, or NYSE, over a specified period prior to the redemption date) or by delivering one share of MAA's common stock (subject to adjustment under specified circumstances) for each OP Unit so redeemed.

Organization of Mid-America Apartment Communities, Inc.

The Company owns, operates, acquires and selectively develops apartment communities primarily located in the Southeast, Southwest and Mid-Atlantic regions of the U.S. As of December 31, 2023, the Company owned and operated 290 apartment communities (which does not include development communities under construction) through the Operating Partnership and its subsidiaries and had an ownership interest in one apartment community through an unconsolidated real estate joint venture. As of December 31, 2023, the Company also had five development communities under construction, totaling 1,970 apartment units once complete, and $391.6 million had been incurred through December 31, 2023. The Company expects to complete three of these developments in 2024 and two in 2025. As of December 31, 2023, 34 of the Company's apartment communities included retail components. The Company's apartment communities, including development communities under construction, were located across 16 states and the District of Columbia as of December 31, 2023.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared by the Company's management in accordance with U.S. generally accepted accounting principles, or GAAP, and applicable rules and regulations of the Securities and Exchange Commission, or the SEC. The consolidated financial statements of MAA presented herein include the accounts of MAA, the Operating Partnership and all other subsidiaries in which MAA has a controlling financial interest. MAA owns, directly or indirectly, approximately 80% to 100% of all consolidated subsidiaries, including the Operating Partnership. In management's opinion, all adjustments necessary for a fair presentation of the consolidated financial statements have been included, and all such adjustments were of a normal recurring nature. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company invests in entities that may qualify as variable interest entities, or VIEs, and MAALP is considered a VIE. A VIE is a legal entity in which the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack the power to direct the activities of a legal entity as well as the obligation to absorb its expected losses or the right to receive its expected residual returns. MAALP is classified as a VIE because the limited partners lack substantive kick-out rights and substantive participating rights, and the Company is its primary beneficiary. The Company consolidates all VIEs for which it is the primary beneficiary and uses the equity method to account for investments that qualify as VIEs but for which it is not the primary beneficiary. In determining whether the Company is the primary beneficiary of a VIE, management considers both qualitative and quantitative factors, including, but not limited to, those activities that most significantly impact the VIE's economic performance and which party controls such activities. The Company uses the equity method of accounting for its investments in entities for which the Company exercises significant influence but does not have the ability to exercise control. The factors considered in determining whether the Company has the ability to exercise significant influence or control include ownership of voting interests and participatory rights of investors (see "Investments in Unconsolidated Affiliates" below).

Noncontrolling Interests

As of December 31, 2023, the Company had two types of noncontrolling interests with respect to its consolidated subsidiaries: (1) noncontrolling interests related to the common unitholders of its Operating Partnership; and (2) noncontrolling interests related to its consolidated real estate entities. The noncontrolling interests relating to the limited partnership interests in the Operating Partnership are owned by the holders of the Class A OP Units. MAA is the sole general partner of the Operating Partnership and holds all of the outstanding Class B OP Units. Net income (after allocations to preferred ownership interests) is allocated to MAA and the noncontrolling interests based on their respective ownership percentages of the Operating Partnership. Issuance of additional Class A OP Units or Class B OP Units changes the ownership percentage of both the noncontrolling interests and MAA. The issuance of Class B OP Units generally occurs when MAA issues common stock and the issuance proceeds are contributed to the Operating Partnership in exchange for Class B OP Units equal to the number of shares of MAA's common stock issued. At each reporting period, the allocation between total MAA shareholders' equity and noncontrolling interests is adjusted to account for the change in the respective percentage ownership of the underlying equity of the Operating Partnership. MAA's Board of Directors established economic rights in respect to each Class A OP Unit that were equivalent to the economic rights in respect to each share of MAA common stock. See Note 9 for additional details.

The noncontrolling interests relating to the Company's consolidated real estate entities are owned by private real estate companies that are generally responsible for the development, construction and lease-up of the apartment communities that are owned through the consolidated real estate entities with a noncontrolling interest. The entities were determined to be VIE's with the Company designated as the primary beneficiary. As a result, the accounts of the entities are consolidated by the Company. As of December 31, 2023, the consolidated assets of the Company's consolidated real estate entities with a noncontrolling interest were $265.1 million, and consolidated liabilities were $12.9 million. As of December 31, 2022, the consolidated assets of the Company's consolidated real estate entities with a noncontrolling interest were $279.6 million, and consolidated liabilities were $14.5 million. During the years ended December 31, 2023 and 2022, the Company paid $15.8 million and $43.1 million, respectively, to acquire the noncontrolling interest of a consolidated real estate entity.

Real Estate Assets and Depreciation and Amortization

Real estate assets are carried at depreciated cost and consist of land, buildings and improvements and other, and development and capital improvements in progress (see "Development Costs" below). Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and recurring capital replacements are capitalized and depreciated over their estimated useful lives. Recurring capital replacements typically include scheduled carpet replacement, new roofs, HVAC units, plumbing, concrete, masonry and other paving, pools and various exterior building improvements. In addition to these costs, the Company also capitalizes salary costs directly identifiable with renovation work. These expenditures extend the useful life of the property and increase the property's fair market value. The cost of interior painting and blinds are typically expensed as incurred.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which range from three to 40 years. The line item "Buildings and improvements and other" in the Consolidated Balance Sheets includes land improvements and buildings, which have a useful life ranging from five to 40 years, as well as furniture, fixtures and equipment, which have a useful life of three to five years.

Development Costs

Development projects and the related carrying costs, including interest, property taxes, insurance and allocated direct development salary costs during the construction period, are capitalized and reported in the accompanying Consolidated Balance Sheets as "Development and capital improvements in progress" during the construction period. Interest is capitalized in accordance with accounting standards governing the capitalization of interest. Upon completion and certification for occupancy of individual buildings or floors within a development, amounts representing the completed portion of total estimated development costs for the project are transferred to "Buildings and improvements and other" as real estate held for investment. Capitalization of interest, property taxes, insurance and allocated direct development salary costs cease upon the transfer. The assets are depreciated over their estimated useful lives. Total capitalized costs (including capitalized interest, property taxes, insurance and salaries) during the years ended December 31, 2023, 2022 and 2021 were $20.6 million, $14.4 million and $16.6 million, respectively. Certain costs associated with the lease-up of development projects, including cost of model units, furnishings and signs, are capitalized and amortized over their respective estimated useful lives. All other costs relating to renting development projects are expensed as incurred.

Acquisition of Real Estate Assets

In accordance with Accounting Standards Codification, or ASC, Topic 805, *Business Combinations*, most acquisitions of operating properties qualify as an asset acquisition. Accordingly, the cost of the real estate acquired, including acquisition costs, is allocated to the acquired tangible assets, consisting of land, buildings and improvements and other, and identified intangible assets, consisting of the value of in-place leases and other contracts, on a relative fair value basis. Acquisition costs include appraisal fees, title fees, broker fees and other legal costs to acquire the property.

The purchase price of an acquired property is allocated based on the relative fair value of the individual components as a proportion of the total assets acquired. The Company allocates the cost of the tangible assets of an acquired property by valuing the building as if it were vacant, based on management's determination of the relative fair values of these assets. Management determines the as-if-vacant fair value of a building using methods similar to those used by independent appraisers. These methods include using stabilized net operating income, or NOI, and market specific capitalization and discount rates. The Company allocates the cost of land based on its relative fair value if acquired with a multifamily community or records the value based on the purchase price paid if acquired separately. In allocating the cost of identified intangible assets of an acquired property, the in-place leases are valued based on current rent rates and time and cost to lease a unit. Management concluded that the residential leases acquired in connection with each of its property acquisitions approximate at-market rates since the residential lease terms generally do not extend beyond one year.

For residential leases, the fair value of the in-place leases and resident relationships is amortized over the remaining term of the resident leases. For retail and commercial leases, the fair value of in-place leases and tenant relationships is amortized over the remaining term of the leases. The net amount of these lease intangibles included in "Other assets" totaled $1.6 million and $0.8 million as of December 31, 2023 and 2022, respectively.

Impairment of Long-lived Assets

The Company accounts for long-lived assets in accordance with the provisions of accounting standards for the impairment or disposal of long-lived assets. Management periodically evaluates long-lived assets, including investments in real estate, for indicators that would suggest that the carrying amount of the assets may not be recoverable. The judgments regarding the existence of such indicators are based on factors such as operating performance, market conditions and legal factors. Long-lived assets, such as real estate assets, equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the appropriate asset and liability sections in the Consolidated Balance Sheets, are reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.

Undeveloped Land

Undeveloped land includes sites intended for future multifamily developments and sites for future commercial development, which are carried at cost and evaluated for impairment when indicators are present. Any costs incurred prior to commencement of pre-development activities are expensed as incurred.

Cash and Cash Equivalents

Investments in money market accounts and certificates of deposit with original maturities of three months or less are considered to be cash equivalents.

Restricted Cash

Restricted cash consists of security deposits required to be held separately, escrow deposits held by lenders for property taxes, insurance, debt service and replacement reserves, and cash held for exchanges under Section 1031(b) of the Internal Revenue Code of 1986, as amended, or the Code. Section 1031(b) exchanges are presented within "Cash, cash equivalents and restricted cash" in the accompanying Consolidated Statements of Cash Flows.

Investments in Unconsolidated Affiliates

The Company uses the equity method to account for its investments in a real estate joint venture and six technology-focused limited partnerships that each qualify as a VIE. Management determined the Company is not the primary beneficiary in any of these investments but does have the ability to exert significant influence over the operations and financial policies of the real estate joint venture and considers its investments in the limited partnerships to be more than minor. The Company's investment in the real estate joint venture was $42.0 million and $42.3 million as of December 31, 2023 and 2022, respectively.

The Company accounts for its investments in the technology-focused limited partnerships on a three month lag due to the timing the limited partnerships' financial information is made available to the Company. As of December 31, 2023 and 2022, the Company's investments in the limited partnerships were $46.5 million and $36.7 million, respectively, and are included in "Other assets" in the accompanying Consolidated Balance Sheets, with any related earnings, including unrealized gains and losses on the underlying investments of the limited partnerships which are recorded at estimated fair value, recognized in "Other non-operating (income) expense" in the accompanying Consolidated Statements of Operations. During the years ended December 31, 2023, 2022 and 2021, the Company recognized $1.6 million of income, $35.4 million of expense and $51.7 million of income, respectively, from its investments in the limited partnerships. As of December 31, 2023, the Company was committed to make additional capital contributions totaling $33.6 million if and when called by the general partners of the limited partnerships.

Other Assets

Other assets consist primarily of receivables, the value of derivative contracts, right-of-use lease assets, investments in technology-focused limited partnerships, marketable equity securities, deferred rental concessions, the unamortized value of in-place leases and resident relationships, deferred financing costs relating to the revolving credit facility and commercial paper program and other prepaid expenses.

Marketable Equity Securities

Two of the technology-focused limited partnerships that are accounted for as investments in unconsolidated affiliates distributed publicly traded marketable equity securities to the Company and the other limited partners. During the years ended December 31, 2023 and 2022, the Company received marketable equity securities totaling $7.7 million and $18.0 million, respectively, which are noncash investing activities. The Company's investment in marketable equity securities is measured at fair value based on the quoted share price of the securities and is included in "Other assets" in the accompanying Consolidated Balance Sheets, with any related gains and losses, including unrealized gains and losses, recognized in "Other non-operating (income) expense" in the accompanying Consolidated Statements of Operations. As of December 31, 2023 and 2022, the Company's investment in the marketable equity securities was $18.6 million and $8.0 million, respectively. During the years ended December 31, 2023 and 2022, the Company recognized $2.9 million of income and $10.0 million of expense, respectively, from its investment in marketable equity securities.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of accrued dividends payable, accrued real estate taxes, unearned income, right-of-use lease liabilities, security deposits, accrued payroll, general liability and workers compensation insurance, accrued capital improvements in progress, accrued interest payable, net deferred tax liability (see Note 7), accrued loss contingencies (see Note 11), accounts payable and other accrued expenses. The following table reflects a detail of the Company's "Accrued expenses and other liabilities" balances as of December 31, 2023 and 2022 (dollars in thousands):

	December 31, 2023	December 31, 2022
Accrued dividends payable	$ 176,162	$ 166,103
Accrued real estate taxes	159,041	135,510
Unearned income	65,180	65,129
Right-of-use lease liabilities	27,344	28,671
Security deposits	27,138	26,533
Accrued payroll	26,145	27,667
General liability and workers compensation insurance	24,399	22,624
Accrued capital improvements in progress	23,345	16,484
Accrued interest payable	21,941	25,132
Accounts payable, accrued expenses and other	94,461	101,990
Total	**$ 645,156**	**$ 615,843**

Loss Contingencies

The outcomes of claims, disputes and legal proceedings are subject to significant uncertainty. The Company records an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. The Company also accrues an estimate of defense costs expected to be incurred in connection with legal matters. Management reviews these accruals quarterly and makes revisions based on changes in facts and circumstances. When a loss contingency is not both probable and reasonably estimable, management does not accrue the loss. However, if the loss (or an additional loss in excess of the accrual) is at least a reasonable possibility and material, then management discloses a reasonable estimate of the possible loss, or range of loss, if such reasonable estimate can be made. If the Company cannot make a reasonable estimate of the possible loss, or range of loss, then a statement to that effect is disclosed.

The assessment of whether a loss is probable or a reasonable possibility, and whether the loss or range of loss is reasonably estimable, often involves a series of complex judgments about future events. Among the factors considered in this assessment, are the nature of existing legal proceedings and claims, the asserted or possible damages or loss contingency (if reasonably estimable), the progress of the matter, existing law and precedent, the opinions or views of legal counsel and other advisers, management's experience in similar matters, the facts available to management at the time of assessment, and how the Company intends to respond, or has responded, to the proceeding or claim. Management's assessment of these factors may change over time as individual proceedings or claims progress. For matters where management is not currently able to reasonably estimate a range of reasonably possible loss, the factors that have contributed to this determination include the following: (i) the damages sought are indeterminate; (ii) the proceedings are in the early stages; (iii) the matters involve novel or unsettled legal theories or a large or uncertain number of actual or potential cases or parties; and/or (iv) discussions with the parties in matters that are ultimately expected to be resolved through negotiation and settlement have not reached the point where management believes a reasonable estimate of loss, or range of loss, can be made. The Company believes that there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including a possible eventual loss or business impact, if any. See Note 11 for additional disclosures regarding loss contingencies.

Equity Forward Sale Agreements

In August 2021, MAA entered into, and in the future may enter into, forward sale agreements for the sale and issuance of shares of its common stock, either through an underwritten public offering or through MAA's at-the-market share offering program, or ATM program. When MAA enters into a forward sale agreement, the contract requires MAA to sell its shares to a counterparty at a predetermined price at a future date, which price is subject to adjustment during the term of the contract for MAA's anticipated dividends as well as for a daily interest factor that varies with changes in the federal funds rate. MAA generally has the ability to determine the dates and method of settlement (i.e., gross physical settlement, net share settlement or cash settlement), subject to certain conditions and the right of the counterparty to accelerate settlement under certain circumstances. The Company accounts for the shares of MAA's common stock reserved for issuance upon settlement as equity in accordance with ASC Topic 815-40, *Contracts in Entity's Own Equity*, which permits equity classification when a contract is considered indexed to its own stock and the contract requires or permits the issuing entity to settle the contract in shares (either physically or net in shares).

The guidance in ASC Topic 815-40 establishes a two-step process for evaluating whether an equity-linked financial instrument is considered indexed to its own stock by evaluating the instrument's contingent exercise provisions and the instrument's settlement provisions. In evaluating the forward sale agreements MAA has entered into, management concluded that (i) none of the agreements' exercise contingencies are based on observable markets or indices besides those related to the market of MAA's common stock price; and (ii) none of the settlement provisions preclude the agreements from being indexed to MAA's common stock.

Before the issuance of shares of MAA's common stock upon physical or net share settlement of the forward sale agreements, the shares issuable upon settlement of the forward sale agreements are reflected in MAA's diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares of common stock that would be issued upon full physical settlement of the forward sale agreements over the number of shares of common stock that could be purchased by MAA in the open market (based on the average market price during the period) using the proceeds to be received upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period). When MAA physically or net share settles a forward sale agreement, the delivery of shares of common stock would result in an increase in the number of weighted average common shares outstanding and dilution to basic earnings per share. See Note 8 for additional disclosures regarding equity forward sale agreements.

Revenue Recognition

The Company primarily leases multifamily residential apartments to residents under operating leases generally due on a monthly basis with terms of approximately one year or less. Rental revenues are recognized in accordance with ASC Topic 842, *Leases*, using a method that represents a straight-line basis over the term of the lease. In addition, in circumstances where a lease incentive is provided to residents, the incentive is recognized as a reduction of rental revenues on a straight-line basis over the reasonably assured lease term. Rental revenues represent approximately 94% of the Company's total revenues and include gross rents charged less adjustments for concessions and bad debt. Approximately 5% of the Company's total revenues represent non-lease reimbursable property revenues from its residents for utility reimbursements, which are generally recognized and due on a monthly basis as residents obtain control of the service over the term of the lease. The remaining 1% of the Company's total revenues represents other non-lease property revenues primarily driven by nonrefundable fees and commissions, which are recognized when earned.

In accordance with ASC Topic 842, rental revenues and non-lease reimbursable property revenues meet the criteria to be aggregated into a single lease component and are reported on a combined basis in the line item "Rental revenues," as presented in the disaggregation of the Company's revenues in Note 13. Other non-lease property revenues are accounted for in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, which requires revenue recognized outside of the scope of ASC Topic 842 to be recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. Other non-lease property revenues are reported in the line item "Other property revenues," as presented in the disaggregation of the Company's revenues in Note 13.

Advertising Costs

Costs associated with advertising activities are expensed as incurred and were $26.6 million, $24.4 million and $23.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Leases

The Company is the lessee under certain ground, office, equipment and other operational leases, all of which are accounted for as operating leases in accordance with ASC Topic 842. The Company recognizes a right-of-use asset for the right to use the underlying asset for all leases where the Company is the lessee with terms of more than twelve months, and a related lease liability for the obligation to make lease payments. Expenses related to leases determined to be operating leases are recognized on a straight-line basis. As of December 31, 2023 and 2022, right-of-use assets recorded within "Other assets" totaled $42.5 million and $44.6 million, respectively, and related lease liabilities recorded within "Accrued expenses and other liabilities" totaled $27.3 million and $28.7 million, respectively, in the Consolidated Balance Sheets. Lease expense recognized for the years ended December 31, 2023, 2022 and 2021 was immaterial to the Company. Cash paid for amounts included in the measurement of operating lease liabilities during the years ended December 31, 2023 and 2022 was also immaterial. See Note 11 for additional disclosures regarding leases.

Income Taxes

MAA has elected to be taxed as a REIT under the Code and intends to continue to operate in such a manner. The current and continuing qualification as a REIT depends on MAA's ability to meet the various requirements imposed by the Code, which are related to organizational structure, distribution levels, diversity of stock ownership and certain requirements with respect to the nature and diversity of MAA's assets and sources of MAA's gross income. As long as MAA qualifies for taxation as a REIT, it will generally not be subject to U.S. federal corporate income tax on its taxable income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (i.e., income taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. Even if MAA qualifies as a REIT, MAA may be subject to U.S. federal income and excise taxes in certain situations, such as if MAA fails to distribute timely all of its taxable income with respect to a taxable year. MAA also will be required to pay a 100% tax on any net income on non-arm's length transactions between MAA and one of its taxable REIT subsidiaries, or TRS. Furthermore, MAA and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which MAA transacts business or its shareholders reside, and the applicable state and local tax laws may not conform to the U.S. federal income tax treatment. Any taxes imposed on MAA would reduce its operating cash flows and net income.

The Company has elected TRS status for certain of its corporate subsidiaries. As a result, the TRS incur both federal and state income taxes on any taxable income after consideration of any net operating losses. The TRS use the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rate is recognized in earnings in the period of the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement. See Note 7 for additional disclosures regarding income taxes.

Fair Value Measurements

The Company applies the guidance in ASC Topic 820, *Fair Value Measurements and Disclosures*, to the valuation of acquired real estate assets recorded at fair value, to its impairment valuation analysis of real estate assets and to its valuation and disclosure of the fair value of financial instruments, which primarily consists of marketable equity securities, indebtedness and derivative instruments. Fair value disclosures required under ASC Topic 820 as well as the Company's derivative accounting policies are summarized in Note 6 utilizing the following hierarchy:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the assets or liability.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare these financial statements and notes in conformity with GAAP. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which amends existing accounting standards and establishes new expanded disclosure requirements about a public entity's reportable segments. Under the new standard, more information will be required regarding a reportable segment's expenses, interim segment profit or loss, and how a public entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. This ASU is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Management is currently evaluating the impact this standard may have on the consolidated financial statements and related disclosures upon adoption.

In 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which expands disclosures about federal, state and foreign income taxes in an entity's income tax rate reconciliation table and regarding cash taxes paid. This ASU is effective for annual periods beginning after December 15, 2024. Management is currently evaluating the impact this standard may have on the consolidated financial statements and related disclosures upon adoption.

2.   Earnings per Common Share of MAA

Basic earnings per share is computed using the two-class method by dividing net income available to MAA common shareholders by the weighted average number of common shares outstanding during the period. All outstanding unvested restricted share awards contain rights to non-forfeitable dividends and participate in undistributed earnings with common shareholders and, accordingly, are considered participating securities that are included in the two-class method of computing basic earnings per share. Both the unvested restricted shares and other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis with diluted earnings per share being the more dilutive of the treasury stock or two-class methods. OP Units are included in dilutive earnings per share calculations when the units are dilutive to earnings per share.

For the years ended December 31, 2023, 2022 and 2021, MAA's diluted earnings per share was computed using the treasury stock method as presented below (dollars and shares in thousands, except per share amounts):

Calculation of Earnings per common share - basic		2023		2022		2021
Net income	$	567,831	$	654,776	$	550,702
Net income attributable to noncontrolling interests		(15,025)		(17,340)		(16,911)
Unvested restricted shares (allocation of earnings)		(224)		(438)		(539)
Dividends to MAA Series I preferred shareholders		(3,688)		(3,688)		(3,688)
Net income available for MAA common shareholders, adjusted	$	548,894	$	633,310	$	529,564
Weighted average common shares - basic		116,521		115,344		114,717
Earnings per common share - basic	**$**	**4.71**	**$**	**5.49**	**$**	**4.62**
Calculation of Earnings per common share - diluted						
Net income	$	567,831	$	654,776	$	550,702
Net income attributable to noncontrolling interests [1]		(15,025)		(17,340)		(16,911)
Dividends to MAA Series I preferred shareholders		(3,688)		(3,688)		(3,688)
Net income available for MAA common shareholders, adjusted	$	549,118	$	633,748	$	530,103
Weighted average common shares - basic		116,521		115,344		114,717
Effect of dilutive securities		124		239		322
Weighted average common shares - diluted		116,645		115,583		115,039
Earnings per common share - diluted	**$**	**4.71**	**$**	**5.48**	**$**	**4.61**

[1]   For the years ended December 31, 2023, 2022 and 2021, 3.1 million, 3.2 million and 3.7 million OP Units and their related income are not included in the diluted earnings per share calculations as they are not dilutive.

## 3.	Earnings per OP Unit of MAALP

Basic earnings per common unit is computed using the two-class method by dividing net income available for common unitholders by the weighted average number of OP Units outstanding during the period. All outstanding unvested restricted unit awards contain rights to non-forfeitable distributions and participate in undistributed earnings with common unitholders and, accordingly, are considered participating securities that are included in the two-class method of computing basic earnings per common unit. Diluted earnings per common unit reflects the potential dilution that could occur if securities or other contracts to issue OP Units were exercised or converted into OP Units. Both the unvested restricted unit awards and other potentially dilutive common units, and the related impact to earnings, are considered when calculating earnings per common unit on a diluted basis with diluted earnings per common unit being the more dilutive of the treasury stock or two-class methods.

For the years ended December 31, 2023, 2022 and 2021, MAALP's diluted earnings per common unit was computed using the treasury stock method as presented below (dollars and units in thousands, except per unit amounts):

Calculation of Earnings per common unit - basic		2023		2022		2021
Net income	$	567,831	$	654,776	$	550,702
Net (income) loss attributable to noncontrolling interests		(62)		293		—
Unvested restricted units (allocation of earnings)		(224)		(438)		(539)
Distributions to MAALP Series I preferred unitholders		(3,688)		(3,688)		(3,688)
Net income available for MAALP common unitholders, adjusted	$	563,857	$	650,943	$	546,475
Weighted average common units - basic		119,674		118,538		118,400
Earnings per common unit - basic	**$**	**4.71**	**$**	**5.49**	**$**	**4.62**
Calculation of Earnings per common unit - diluted						
Net income	$	567,831	$	654,776	$	550,702
Net (income) loss attributable to noncontrolling interests		(62)		293		—
Distributions to MAALP Series I preferred unitholders		(3,688)		(3,688)		(3,688)
Net income available for MAALP common unitholders, adjusted	$	564,081	$	651,381	$	547,014
Weighted average common units - basic		119,674		118,538		118,400
Effect of dilutive securities		124		239		322
Weighted average common units - diluted		119,798		118,777		118,722
Earnings per common unit - diluted	**$**	**4.71**	**$**	**5.48**	**$**	**4.61**

## 4.	Stock-Based Compensation

Overview

MAA accounts for its stock-based employee compensation plans in accordance with accounting standards governing stock-based compensation. These standards require an entity to measure the cost of employee services received in exchange for an award of an equity instrument based on the award's fair value on the grant date and recognize the cost over the period during which the employee is required to provide service in exchange for the award, which is generally the vesting period. Any liability awards issued are remeasured at each reporting period.

MAA's stock compensation plans consist of a number of incentives provided to attract and retain independent directors, executive officers and key employees. Incentives are currently granted under the 2023 Omnibus Incentive Plan, or the Omnibus Plan, which was approved at the 2023 annual meeting of MAA shareholders. The Omnibus Plan allows for the grant of awards, including restricted stock and stock options, with respect to up to 1,000,000 shares. Prior to the Omnibus Plan, incentives were awarded under the Amended and Restated 2013 Stock Incentive Plan, or the Stock Incentive Plan, which was approved at the 2018 annual meeting of MAA shareholders. The Stock Incentive Plan allowed for the grant of awards, including restricted stock and stock options, with respect to up to 2,000,000 shares. MAA believes that such awards better align the interests of its employees with those of its shareholders. The Omnibus Plan and the Stock Incentive Plan are collectively referred to as the Stock Plans.

Compensation expense is generally recognized for service based restricted stock awards using the straight-line method over the vesting period of the shares regardless of cliff or ratable vesting distinctions. Compensation expense for market and performance based restricted stock awards is generally recognized using the accelerated amortization method with each vesting tranche valued as a separate award, with a separate vesting date, consistent with the estimated value of the award at each period end. Additionally, compensation expense is adjusted for actual forfeitures for all awards in the period that the award was forfeited. Compensation expense for stock options is generally recognized on a straight-line basis over the requisite service period. MAA presents stock compensation expense in the Consolidated Statements of Operations in "General and administrative expenses."

Total compensation expense under the Stock Plans was $18.3 million, $20.1 million and $18.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Of these amounts, total compensation expense capitalized was $2.5 million, $1.3 million and $1.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the total unrecognized compensation expense was $13.1 million. This cost is expected to be recognized over the remaining weighted average period of 0.8 years. Total cash paid for the settlement of plan shares totaled $7.9 million, $14.0 million and $9.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. Information concerning grants under the Stock Plans is provided below.

Restricted Stock

In general, restricted stock is earned based on either a service condition, market condition, performance condition or a combination thereof and generally vests ratably over a period from the grant date up to 3 years. Service based awards are earned when the employee remains employed over the requisite service period and are valued on the grant date based upon the market price of MAA common stock on the date of grant. Market based awards are earned when MAA reaches a specified stock price or specified return on the stock price (price appreciation plus dividends) and are valued on the grant date using a Monte Carlo simulation. Performance based awards are earned when MAA reaches certain operational goals, such as funds available for distribution targets, and are valued based upon the market price of MAA common stock on the date of grant as well as the probability of reaching the stated targets. MAA remeasures the fair value of the performance based awards each balance sheet date with adjustments made on a cumulative basis until the award is settled and the final compensation is known. The weighted average grant date fair value per share of restricted stock awards granted during the years ended December 31, 2023, 2022 and 2021, was $102.55, $144.77 and $88.22, respectively.

The following is a summary of the key assumptions used in the valuation calculations for market based awards granted during the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Risk free rate	4.096%	1.010%	0.161%
Dividend yield	3.550%	2.024%	3.341%
Volatility	28.99%	25.84%	28.04%
Requisite service period	3 years	3 years	3 years

The risk free rate was based on a zero coupon risk-free rate. The dividend yield was based on the closing stock price of MAA stock on the date of grant. Volatility for MAA was obtained by using a blend of both historical and implied volatility calculations. Historical volatility was based on the standard deviation of daily total continuous returns, and implied volatility was based on the trailing month average of daily implied volatilities interpolating between the volatilities implied by stock call option contracts that were closest to the terms shown and closest to the money. The requisite service period is based on the criteria for the separate restricted stock awards according to the related vesting schedule.

A summary of the status of the nonvested restricted shares as of December 31, 2023, and the changes for the year ended December 31, 2023, is presented below:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested as of January 1, 2023	125,765	$ 136.60
Issued	131,090	128.71
Vested	(159,590)	108.41
Forfeited	(835)	176.55
Nonvested as of December 31, 2023	**96,430**	**$ 172.18**

The total fair value of shares vested during the years ended December 31, 2023, 2022 and 2021 was $17.3 million, $16.0 million and $15.8 million, respectively.

Stock Options

Options to purchase 463 shares of MAA's common stock were outstanding as of December 31, 2023. No stock options were granted or expired during the years ended December 31, 2023, 2022 and 2021. There were no options, 350 options and 19,032 options exercised during the years ended December 31, 2023, 2022 and 2021, respectively. These exercises resulted in net proceeds that were negligible during the year ended December 31, 2022 and $1.5 million for the year ended December 31, 2021.

5. Borrowings

The following table summarizes the Company's outstanding debt as of December 31, 2023 and 2022 (dollars in thousands):

| | | | | As of December 31, 2023 | |
| | | | | Weighted Average Effective Rate | Weighted Average Contract Maturity |
Unsecured debt	December 31, 2023		December 31, 2022		
Variable rate commercial paper program	$ 495,000	$	20,000	5.7%	1/7/2024
Fixed rate senior notes	3,700,000		4,050,000	3.3%	11/23/2029
Debt issuance costs, discounts, premiums and fair market value adjustments	(14,916)		(19,090)		
Total unsecured debt	$ 4,180,084	$	4,050,910	3.6%	
Secured debt					
Fixed rate property mortgages	$ 363,293	$	367,154	4.4%	1/26/2049
Debt issuance costs	(3,152)		(3,161)		
Total secured debt	$ 360,141	$	363,993	4.4%	
Total outstanding debt	**$ 4,540,225**	**$**	**4,414,903**	**3.6%**	

Unsecured Revolving Credit Facility

In July 2022, MAALP amended its unsecured revolving credit facility, increasing its borrowing capacity to $1.25 billion with an option to expand to $2.0 billion. The revolving credit facility bears interest at an adjusted Secured Overnight Financing Rate plus a spread of 0.70% to 1.40% based on an investment grade pricing grid. The revolving credit facility has a maturity date in October 2026 with an option to extend for two additional six-month periods. As of December 31, 2023, there was no outstanding balance under the revolving credit facility, while $4.5 million of capacity was used to support outstanding letters of credit.

Unsecured Commercial Paper

MAALP has established an unsecured commercial paper program whereby MAALP may issue unsecured commercial paper notes with varying maturities not to exceed 397 days. In September 2022, MAALP amended its commercial paper program to increase the maximum aggregate principal amount of notes that may be outstanding from time to time under the program to $625.0 million. As of December 31, 2023, MAALP had $495.0 million outstanding under the commercial paper program. For the year ended December 31, 2023, the average daily borrowings outstanding under the commercial paper program were $95.1 million.

Unsecured Senior Notes

As of December 31, 2023, MAALP had $3.7 billion of publicly issued unsecured senior notes outstanding. The unsecured senior notes had maturities at issuance ranging from 5 to 30 years, with a weighted average maturity in 2029.

In October 2023, MAALP retired $350.0 million of publicly issued unsecured senior notes at maturity using available cash on hand and borrowings under the commercial paper program.

In January 2024, MAALP publicly issued $350.0 million in aggregate principal amount of unsecured senior notes due March 2034 with a coupon rate of 5.000% per annum and at an issue price of 99.019%. Interest is payable semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2024. The proceeds from the sale of the notes were used to repay borrowings on the commercial paper program. The notes have an effective interest rate of 5.123%.

Secured Property Mortgages

As of December 31, 2023, MAALP had $363.3 million of fixed rate conventional property mortgages with a weighted average maturity in 2049.

In July 2023, MAALP retired $3.0 million remaining on a mortgage associated with an apartment community prior to its June 2025 maturity.

Upcoming Debt Obligations

As of December 31, 2023, MAALP's debt obligations over the next 12 months consist of approximately $895 million of principal obligations, including $495.0 million of commercial paper borrowings due January 2024 and $400.0 million of unsecured senior notes due June 2024.

Schedule of Maturities

The following table includes scheduled principal repayments of MAALP's outstanding borrowings as of December 31, 2023, as well as the amortization of debt issuance costs, discounts, premiums and fair market value adjustments (in thousands):

	Maturities		Amortization		Total	
2024	$	895,000	$	(340)	$	894,660
2025		400,000		(1,453)		398,547
2026		300,000		(2,027)		297,973
2027		600,000		(2,666)		597,334
2028		400,000		(2,697)		397,303
Thereafter		1,963,293		(8,885)		1,954,408
Total	**$**	**4,558,293**	**$**	**(18,068)**	**$**	**4,540,225**

6. Financial Instruments and Derivatives

Financial Instruments Not Carried at Fair Value

Cash and cash equivalents, restricted cash and accrued expenses and other liabilities are carried at amounts that reasonably approximate their fair value due to their short term nature.

Fixed rate notes payable as of December 31, 2023 and 2022 totaled $4.0 billion and $4.4 billion, respectively, and had estimated fair values of $3.7 billion and $3.9 billion (excluding prepayment penalties) as of December 31, 2023 and 2022, respectively. The fair values of fixed rate debt are determined by using the present value of future cash outflows discounted with the applicable current market rate plus a credit spread. The carrying values of variable rate debt as of December 31, 2023 and 2022 totaled $495.0 million and $20.0 million, respectively, and the variable rate debt had estimated fair values of $495.0 million and $20.0 million as of December 31, 2023 and 2022, respectively. The fair values of variable rate debt is determined using the stated variable rate plus the current market credit spread. The variable rates reset at various maturities typically less than 30 days, and management concluded these rates reasonably estimate current market rates.

Financial Instruments Measured at Fair Value on a Recurring Basis

As of December 31, 2023, the Company had one outstanding series of cumulative redeemable preferred stock, which is referred to as the MAA Series I preferred stock (see Note 8). The Company has recognized a derivative asset related to the redemption feature embedded in the MAA Series I preferred stock. The derivative asset is valued using widely accepted valuation techniques, including a discounted cash flow analysis in which the perpetual value of the preferred shares is compared to the value of the preferred shares assuming the call option is exercised, with the value of the bifurcated call option as the difference between the two values. The analysis reflects the contractual terms of the redeemable preferred shares, which are redeemable at the Company's option beginning on October 1, 2026 at the redemption price of $50.00 per share. The Company uses various inputs in the analysis, including trading data available on the preferred shares, estimated coupon yields on preferred stock instruments from REITs with similar credit ratings as MAA and treasury rates to estimate the fair value of the bifurcated call option.

The redemption feature embedded in the MAA Series I preferred stock is reported as a derivative asset in "Other assets" in the accompanying Consolidated Balance Sheets and is adjusted to its fair value at each reporting date, with a corresponding non-cash adjustment to "Other non-operating (income) expense" in the accompanying Consolidated Statements of Operations. As of December 31, 2023 and 2022, the fair value of the embedded derivative was $31.9 million and $13.4 million, respectively.

The Company has determined the majority of the inputs used to value its outstanding debt and its embedded derivative fall within Level 2 of the fair value hierarchy, and as a result, the fair value valuations of its debt and embedded derivative held as of December 31, 2023 and 2022 were classified as Level 2 in the fair value hierarchy. The fair value of the Company's marketable equity securities discussed in Note 1 is based on quoted market prices and are classified as Level 1 in the fair value hierarchy.

Terminated Cash Flow Hedges of Interest

As of December 31, 2023, the Company had $8.8 million recorded in "Accumulated other comprehensive loss," or AOCL, related to realized losses associated with terminated interest rate swaps that were designated as cash flow hedging instruments prior to their termination. The realized losses associated with the terminated interest rate swaps are reclassified to interest expense as interest payments are made on the Company's debt and will continue to be reclassified to interest expense until the debt's maturity. During the next 12 months, the Company estimates an additional $1.9 million will be reclassified to earnings as an increase to "Interest expense."

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statements of Operations

The tables below present the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021, respectively (dollars in thousands):

| Derivatives in Cash Flow Hedging Relationships | Location of Loss Reclassified from AOCL into Income | Net Loss Reclassified from AOCL into Interest Expense | | |
		2023	2022	2021
Terminated interest rate swaps	Interest expense	$ (1,326)	$ (1,114)	$ (1,114)

| Derivatives Not Designated as Hedging Instruments | Location of Gain (Loss) Recognized in Earnings on Derivative | Gain (Loss) Recognized in Earnings on Derivative | | |
		2023	2022	2021
Preferred stock embedded derivative	Other non-operating (income) expense	$ 18,528	$ (21,107)	$ (4,560)

7. Income Taxes

Due to the structure of MAA as a REIT and the nature of the operations of its operating properties, no provision for federal income taxes has been made at the MAA level. In addition, as MAALP is structured as a limited partnership, and its partners recognize their proportionate share of income or loss in their tax returns, no provision for federal income taxes has been made at the MAALP level. Historically, the Company has incurred certain state and local income, excise and franchise taxes.

Taxable REIT Subsidiaries

A TRS is an entity that is subject to federal, state and any applicable local corporate income tax without the benefit of the dividends paid deduction applicable to REITs. The Company's TRS generated taxable income of $4.6 million for the year ended December 31, 2023, taxable loss of $45.2 million for the year ended December 31, 2022 and taxable income of $51.8 million for the year ended December 31, 2021. The Company's TRS recognized income tax expense of $1.0 million for the year ended December 31, 2023, income tax benefit of $9.5 million for the year ended December 31, 2022 and income tax expense of $10.9 million for the year ended December 31, 2021. One of the Company's TRS generally provides the Company with services (property management services to a real estate joint venture and other services) for which the Company reimburses the TRS. In addition, one of the Company's TRS owns the investments in the technology-focused limited partnerships and marketable securities that generate investment income and losses. The investment income or loss is recognized for tax purposes at the time of sale or exchange of the investment.

In addition to the TRS income tax provision, income tax expense primarily relates to the Texas-based margin tax for all Texas apartment communities. Income tax expense for the Company for the year ended December 31, 2023 was $4.7 million, income tax benefit for the year ended December 31, 2022 was $6.2 million and income tax expense for the year ended December 31, 2021 was $13.6 million, as presented in "Income tax (expense) benefit" in the accompanying Consolidated Statements of Operations.

As of December 31, 2023 and 2022, the components of the Company's TRS deferred income tax assets and liabilities were as follows (dollars in thousands):

	December 31, 2023	December 31, 2022
Deferred tax liability:		
Unrealized gain from limited partnerships	$ 300	$ 1,122
Unrealized gain from marketable securities & other	3,575	1,700
Total deferred tax liability	$ 3,875	$ 2,822
Net deferred tax liability	**$ 3,875**	**$ 2,822**

The net deferred tax liability balances are reflected in "Accrued expenses and other liabilities" in the accompanying Consolidated Balance Sheets. The TRS have no reserve for uncertain tax positions for the years ended December 31, 2023 and 2022, and management does not believe there will be any material changes in the TRS unrecognized tax positions over the next 12 months. If necessary, the TRS accrue interest and penalties on unrecognized tax benefits as a component of income tax expense.

Net Operating Loss Carryforwards

As of December 31, 2023, the Company held federal net operating loss, or NOL, carryforwards of $46.2 million for income tax purposes that expire in the years 2024 to 2032. Utilization of any NOL carryforwards is subject to an annual limitation due to ownership change limitations provided by Section 382 of the Code and similar state provisions. The annual limitations may result in the expiration of NOL carryforwards prior to utilization. The Company may use these NOL to offset all or a portion of the taxable income generated at the REIT level. Tax years 2020 through 2023 are subject to examination by the Internal Revenue Service. No tax examination is currently in process.

Taxable Composition of Distributions

For income tax purposes, dividends paid to holders of common stock generally consist of ordinary income, return of capital, capital gains, qualified dividends and un-recaptured Section 1250 gains, or a combination thereof. For the years ended December 31, 2023, 2022 and 2021, dividends per share held for the entire year were estimated to be taxable as follows:

	2023		2022		2021	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ 5.60	100.00%	$ 4.44	95.03%	$ 2.43	59.18%
Capital gains	—	—	0.23	4.78%	1.36	33.15%
Un-recaptured Section 1250 gains	—	—	0.01	0.19%	0.31	7.67%
Total	**$ 5.60**	**100%**	**$ 4.68**	**100%**	**$ 4.10**	**100%**

The Company designated the per share amounts above as capital gain dividends in accordance with the requirements of the Code. The difference between net income available to common shareholders for financial reporting purposes and taxable income before dividend deductions relates primarily to temporary differences such as depreciation and amortization and taxable gains on sold properties.

8.   Shareholders' Equity of MAA

As of December 31, 2023, 116,694,124 shares of common stock of MAA and 3,143,972 OP Units (excluding the OP Units held by MAA) were issued and outstanding, representing a total of 119,838,096 common shares and units. As of December 31, 2022, 115,480,336 shares of common stock of MAA and 3,164,933 OP Units (excluding the OP Units held by MAA) were issued and outstanding, representing a total of 118,645,269 common shares and units.

Preferred Stock

As of December 31, 2023, MAA had one outstanding series of cumulative redeemable preferred stock, which has the following characteristics:

Description	Outstanding Shares	Liquidation Preference [1]	Optional Redemption Date	Redemption Price [2]	Stated Dividend Yield	Approximate Dividend Rate
MAA Series I	867,846	$ 50.00	10/1/2026	$ 50.00	8.50%	$ 4.25

[1]   The total liquidation preference for the outstanding preferred stock is $43.4 million.
[2]   The redemption price is the price at which the preferred stock is redeemable, at MAA's option, for cash.

See Note 6 for details of the valuation of the derivative asset related to the redemption feature embedded in the MAA Series I preferred stock.

Direct Stock Purchase and Distribution Reinvestment Plan

MAA has a Dividend and Distribution Reinvestment and Share Purchase Plan, or DRSPP, pursuant to which MAA's common shareholders have the ability to reinvest all or part of their distributions from MAA into shares of MAA's common stock and holders of Class A OP Units have the ability to reinvest all or part of their distributions from the Operating Partnership into MAA's common stock. The DRSPP also provides the opportunity to make optional cash investments in MAA's common stock of at least $250, but not more than $5,000 in any given month. MAA, in its absolute discretion, may grant waivers to allow for optional cash payments in excess of $5,000. To fulfill its obligations under the DRSPP, MAA may either issue additional shares of common stock or repurchase common stock in the open market. MAA currently has registered with the SEC the offer and sale of up to 1,906,762 shares of common stock pursuant to the DRSPP. MAA may elect to sell shares under the DRSPP at up to a 5% discount. Shares of MAA's common stock totaling 9,787 in 2023, 6,547 in 2022 and 6,301 in 2021 were acquired by participants under the DRSPP. MAA did not offer a discount for optional cash purchases in 2023, 2022 or 2021.

Equity Forward Sale Agreements

In August 2021, MAA entered into two 18-month forward sale agreements with respect to a total of 1.1 million shares of its common stock at an initial forward sale price of $190.56 per share, which is net of issuance costs. Under the forward sale agreements, the forward sale price was subject to adjustment on a daily basis based on a floating interest rate factor equal to a specified daily rate less a spread and was decreased based on amounts related to dividends on MAA's common stock during the term of the forward sale agreements. In January 2023, MAA settled its two forward sale agreements with respect to a total of 1.1 million shares at a forward price per share of $185.23, which is inclusive of adjustments made to reflect the then-current federal funds rate, the amount of dividends paid to holders of MAA common stock and commissions paid to sales agents, for net proceeds of $203.7 million. The impact of the forward sale agreements was not dilutive to the Company's diluted earnings per share for the years ended December 31, 2023 and 2022.

At-the-Market Share Offering Program

In November 2021, the Company entered into an equity distribution agreement to establish a new ATM program, replacing MAA's previous ATM program and allowing MAA to sell shares of its common stock from time to time to or through its sales agents into the existing market at current market prices, and to enter into separate forward sales agreements to or through its forward purchasers. Under its current ATM program, MAA has the authority to issue up to an aggregate of 4.0 million shares of its common stock, at such times to be determined by MAA. MAA has no obligation to issue shares through the ATM program.

During the years ended December 31, 2023, 2022 and 2021 MAA did not sell any shares of common stock under its ATM program. As of December 31, 2023, 4.0 million shares remained issuable under the current ATM program.

9.   Partners' Capital of MAALP

Common units of limited partnership interests in MAALP are represented by OP Units. As of December 31, 2023, there were 119,838,096 OP Units outstanding, 116,694,124, or 97.4%, of which represent Class B OP Units (common units issued to or held by MAALP's general partner or any of its subsidiaries), which were owned by MAA, MAALP's general partner. The remaining 3,143,972 OP Units were Class A OP Units owned by Class A limited partners. As of December 31, 2022, there were 118,645,269 OP Units outstanding, 115,480,336, or 97.3%, of which were owned by MAA and 3,164,933 of which were owned by the Class A limited partners.

MAA, as the sole general partner of MAALP, has full, complete and exclusive discretion to manage and control the business of MAALP subject to the restrictions specifically contained within MAALP's agreement of limited partnership, or the Partnership Agreement. Unless otherwise stated in the Partnership Agreement, this power includes, but is not limited to, acquiring, leasing or disposing of any real property; constructing buildings and making other improvements to properties owned; borrowing money, modifying or extinguishing current borrowings, issuing evidence of indebtedness and securing such indebtedness by mortgage, deed of trust, pledge or other lien on MAALP's assets; and distribution of MAALP's cash or other assets in accordance with the Partnership Agreement. MAA can generally, at its sole discretion, issue and redeem OP Units and determine the consideration to be received or the redemption price to be paid, as applicable. The general partner may delegate these and other powers granted to it if the general partner remains in supervision of the designee.

Under the Partnership Agreement, MAALP may issue Class A OP Units and Class B OP Units. Class A OP Units are any OP Units other than Class B OP Units, while Class B OP Units are those issued to or held by MAALP's general partner or any of its subsidiaries. In general, the limited partners do not have the power to participate in the management or control of MAALP's business except in limited circumstances, including changes in the general partner and protective rights if the general partner acts outside of the provisions provided in the Partnership Agreement. The transferability of Class A OP Units is also limited by the Partnership Agreement.

Net income of MAALP (after allocations to preferred ownership interests) is allocated to the general partner and limited partners based on their respective ownership percentages of MAALP. Issuance or redemption of additional Class A OP Units or Class B OP Units changes the relative ownership percentage of the partners. The issuance of Class B OP Units generally occurs when MAA issues common stock and the proceeds from that issuance are contributed to MAALP in exchange for the issuance to MAA of a number of OP Units equal to the number of shares of common stock issued. Likewise, if MAA repurchases or redeems outstanding shares of common stock, MAALP generally redeems an equal number of Class B OP Units with similar terms held by MAA for a redemption price equal to the purchase price of those shares of common stock. At each reporting period, the allocation between general partner capital and limited partner capital is adjusted to account for the change in the respective percentage ownership of the underlying capital of MAALP. Holders of the Class A OP Units may require MAA to redeem their Class A OP Units, in which case MAA may, at its option, pay the redemption price either in cash (in an amount per Class A OP Unit equal, in general, to the average closing price of MAA's common stock on the NYSE over a specified period prior to the redemption date) or by delivering one share of MAA common stock (subject to adjustment under specified circumstances) for each Class A OP Unit so redeemed.

As of December 31, 2023, a total of 3,143,972 Class A OP Units were outstanding and redeemable for 3,143,972 shares of MAA common stock, with an approximate value of $422.7 million, based on the closing price of MAA's common stock on December 31, 2023 of $134.46 per share. As of December 31, 2022, a total of 3,164,933 Class A OP Units were outstanding and redeemable for 3,164,933 shares of MAA common stock, with an approximate value of $496.9 million, based on the closing price of MAA's common stock on December 31, 2022 of $156.99 per share. MAALP pays the same per unit distributions in respect to the OP Units as the per share dividends MAA pays in respect to its common stock.

As of December 31, 2023, MAALP had one outstanding series of cumulative redeemable preferred units, or the MAALP Series I preferred units. The MAALP Series I preferred units have the same characteristics as the MAA Series I preferred stock described in Note 8. As of December 31, 2023, 867,846 units of the MAALP Series I preferred units were outstanding and owned by MAA. See Note 6 for details of the valuation of the derivative asset related to the redemption feature embedded in the MAALP Series I preferred units.

10.   Employee Benefit Plans

The following provides details of the employee benefit plans not previously discussed in Note 4.

401(k) Savings Plans

MAA's 401(k) Savings Plan, or 401(k) Plan, is a defined contribution plan that satisfies the requirements of Section 401(a) and 401(k) of the Code. MAA's Board of Directors has the discretion to approve matching contributions to the 401(k) Plan. MAA recognized expense from the 401(k) Plan of $4.7 million, $4.4 million and $4.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Non-Qualified Executive Deferred Compensation Retirement Plan

MAA has adopted the MAA Non-Qualified Executive Deferred Compensation Retirement Plan Amended and Restated effective January 1, 2016, or the Deferred Compensation Plan, for certain executive employees. Under the terms of the Deferred Compensation Plan, employees may elect to defer a percentage of their compensation and bonus, and MAA may, but is not obligated to, match a portion of the employees' salary deferral. MAA recognized expense on its match to the Deferred Compensation Plan for the years ended December 31, 2023, 2022 and 2021 of $0.4 million, $0.5 million and $0.1 million, respectively.

Non-Qualified Deferred Compensation Plan for Outside Company Directors

MAA has adopted the Non-Qualified Deferred Compensation Plan for Outside Company Directors as Amended effective November 30, 2010, or the Directors Deferred Compensation Plan, which allows non-employee directors to defer their director fees by having the fees held by MAA as shares of MAA's common stock. Directors can also choose to have their annual restricted stock grants issued into the Directors Deferred Compensation Plan. Amounts deferred through the Directors Deferred Compensation Plan are distributed to the directors in two annual installments beginning in the first 90 days of the year following the director's departure from the board. Participating directors may choose to have the amount issued to them in shares of MAA's common stock or paid to them as cash at the market value of MAA's common stock as of the end of the year the director ceases to serve on the board.

For the years ended December 31, 2023, 2022 and 2021, directors deferred 9,459 shares, 6,122 shares and 6,944 shares of common stock, respectively, with weighted-average grant date fair values of $145.96, $174.76 and $164.23, respectively, into the Directors Deferred Compensation Plan. The shares of common stock held in the Directors Deferred Compensation Plan are classified outside of permanent equity in redeemable stock with changes in the redemption amount recorded immediately to retained earnings because the directors have redemption rights not solely within the control of MAA. Additionally, any shares that become mandatorily redeemable because a departed director has elected to receive a cash payout are recorded as a liability. As of December 31, 2023, there was no liability related to mandatorily redeemable shares. As of December 31, 2022, $0.7 million of mandatorily redeemable shares were recorded as a liability and classified in "Accrued expenses and other liabilities" in the Consolidated Balance Sheets.

Employee Stock Ownership Plan

MAA's Employee Stock Ownership Plan, or ESOP, is a non-contributory stock bonus plan that satisfies the requirements of Section 401(a) of the Code. On December 31, 2010, the ESOP was frozen by amendment, whereby effective January 1, 2011, no additional employees became eligible for the plan, no additional contributions were made to the ESOP, and all participants with an account balance under the ESOP became 100% vested. The Company did not contribute to the ESOP during 2023, 2022 or 2021. As of December 31, 2023, the ESOP held 123,762 shares with a fair value of $16.6 million.

11.   Commitments and Contingencies

Leases

The Company's operating leases include a ground lease expiring in 2074 related to one of its apartment communities and an office lease expiring in 2028 related to its corporate headquarters. Both leases contain stated rent increases that are generally intended to compensate for the impact of inflation. The Company also has other commitments related to negligible office and equipment operating leases. As of December 31, 2023, the Company's operating leases had a weighted average remaining lease term of approximately 34 years and a weighted average discount rate of approximately 4.5%.

The table below reconciles undiscounted cash flows for each of the first five years and total of the remaining years to the right-of-use lease liabilities recorded on the Consolidated Balance Sheets as of December 31, 2023 (in thousands):

	Operating Leases
2024	$ 2,951
2025	2,919
2026	2,968
2027	3,002
2028	1,583
Thereafter	55,605
Total minimum lease payments	69,028
Net present value adjustments	(41,684)
Right-of-use lease liabilities	$ **27,344**

Legal Proceedings

In late 2022 and early 2023, 28 putative class action lawsuits were filed against RealPage, Inc., along with over 50 of the largest owners and operators of apartment communities in the country, including the Company (the "RealPage Litigation"), alleging that RealPage and lessors of multifamily residential real estate conspired to artificially inflate the prices of multifamily residential real estate above competitive levels through the use of RealPage's revenue management software. The plaintiffs are seeking monetary damages and attorneys' fees and costs and injunctive relief. The Company believes the RealPage Litigation is without merit as it pertains to the Company and plans to vigorously defend the RealPage Litigation. On April 10, 2023, the Joint Panel on Multidistrict Litigation issued an order centralizing the cases in the Middle District of Tennessee for coordinated or consolidated pretrial proceedings. The Company is unable to predict the outcome of the RealPage Litigation given its early stage. While the Company does not believe that the RealPage Litigation will have a material adverse effect on its financial condition, the Company cannot give assurance that the RealPage Litigation will not have a material effect on its results of operations.

The Company is subject to various other legal proceedings and claims that arise in the ordinary course of its business operations. While the resolution of these matters cannot be predicted with certainty, management does not currently believe that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or cash flows in the event of a negative outcome. Matters that arise out of allegations of bodily injury, property damage and employment practices are generally covered by insurance.

As of December 31, 2023 and 2022, the Company's accrual for loss contingencies relating to unresolved legal matters, including the cost to defend, was $7.6 million and $10.0 million in the aggregate, respectively. The loss contingencies are presented in "Accrued expenses and other liabilities" in the accompanying Consolidated Balance Sheets.

12. Related Party Transactions

The cash management of the Company is managed by the Operating Partnership. In general, cash receipts are remitted to the Operating Partnership and all cash disbursements are funded by the Operating Partnership. As a result of these transactions, the Operating Partnership had a negligible payable to MAA, its general partner, as of December 31, 2023 and 2022 that is eliminated in the preparation of MAA's consolidated financial statements. The Partnership Agreement does not require the due to/due from balance to be settled in cash until liquidation of the Operating Partnership, and therefore, there is no regular settlement schedule for such amounts.

13. Segment Information

As of December 31, 2023, the Company owned and operated 290 multifamily apartment communities (which does not include development communities under construction) in 15 different states from which it derived all significant sources of earnings and operating cash flows. The Company views each consolidated apartment community as an operating segment. The Company's chief operating decision maker, which is the Company's Chief Executive Officer, evaluates performance and determines resource allocations of each of the apartment communities on a Same Store and Non-Same Store and Other basis, as well as an individual apartment community basis. The Company has aggregated its operating segments into two reportable segments as management believes the apartment communities in each reportable segment generally have similar economic characteristics, facilities, services and residents.

The following reflects the two reportable segments for the Company:

- Same Store includes communities that the Company has owned and have been stabilized for at least a full 12 months as of the first day of the calendar year.

- Non-Same Store and Other includes recently acquired communities, communities being developed or in lease-up, communities that have been disposed of or identified for disposition, communities that have experienced a significant casualty loss and stabilized communities that do not meet the requirements to be Same Store communities. Also included in Non-Same Store and Other are non-multifamily activities and storm related expenses related to hurricanes.

On the first day of each calendar year, the Company determines the composition of its Same Store and Non-Same Store and Other reportable segments for that year as well as adjusts the previous year, which allows the Company to evaluate full period-over-period operating comparisons. Communities previously in development or lease-up are added to the Same Store segment on the first day of the calendar year after the community has been owned and stabilized for at least a full 12 months. Communities are considered stabilized when achieving 90% average physical occupancy for 90 days.

The chief operating decision maker utilizes NOI in evaluating the performance of the operating segments. Total NOI represents total property revenues less total property operating expenses, excluding depreciation and amortization, for all properties held during the period regardless of their status as held for sale. Management believes that NOI is a helpful tool in evaluating the operating performance of the segments because it measures the core operations of property performance by excluding corporate level expenses and other items not directly related to property operating performance.

Revenues and NOI for each reportable segment for the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands):

	2023	2022	2021
Revenues:			
Same Store			
Rental revenues	$ 2,013,283	$ 1,895,071	$ 1,683,380
Other property revenues	11,468	11,932	11,854
Total Same Store revenues	2,024,751	1,907,003	1,695,234
Non-Same Store and Other			
Rental revenues	122,935	111,067	81,822
Other property revenues	782	1,796	1,026
Total Non-Same Store and Other revenues	123,717	112,863	82,848
Total rental and other property revenues	$ 2,148,468	$ 2,019,866	$ 1,778,082
Net Operating Income:			
Same Store NOI	$ 1,306,939	$ 1,232,893	$ 1,061,572
Non-Same Store and Other NOI	73,388	63,279	45,345
Total NOI	1,380,327	1,296,172	1,106,917
Depreciation and amortization	(565,063)	(542,998)	(533,433)
Property management expenses	(67,784)	(65,463)	(55,732)
General and administrative expenses	(58,578)	(58,833)	(52,884)
Interest expense	(149,234)	(154,747)	(156,881)
(Loss) gain on sale of depreciable real estate assets	(62)	214,762	220,428
Gain on sale of non-depreciable real estate assets	54	809	811
Other non-operating income (expense)	31,185	(42,713)	33,902
Income tax (expense) benefit	(4,744)	6,208	(13,637)
Income from real estate joint venture	1,730	1,579	1,211
Net income attributable to noncontrolling interests	(15,025)	(17,340)	(16,911)
Dividends to MAA Series I preferred shareholders	(3,688)	(3,688)	(3,688)
Net income available for MAA common shareholders	$ 549,118	$ 633,748	$ 530,103

Assets for each reportable segment as of December 31, 2023 and 2022 were as follows (in thousands):

	December 31, 2023	December 31, 2022
Assets:		
Same Store	$ 9,509,470	$ 9,697,889
Non-Same Store and Other	1,776,165	1,370,721
Corporate	198,868	172,555
Total assets	$ 11,484,503	$ 11,241,165

14.   **Real Estate Acquisitions and Dispositions**

During the year ended December 31, 2023, the Company closed on the acquisition of a 323-unit multifamily apartment community located in the Phoenix, Arizona market for approximately $103 million and a 352-unit multifamily apartment community located in the Charlotte, North Carolina market for approximately $107 million. During the year ended December 31, 2022, the Company acquired a 196-unit multifamily apartment community located in the Tampa, Florida market for approximately $73 million and a 344-unit multifamily apartment community located in the Charlotte, North Carolina market for approximately $140 million.

During the year ended December 31, 2023, the Company did not dispose of any multifamily apartment communities. During the year ended December 31, 2022, the Company closed on the dispositions of two multifamily communities in the Fort Worth, Texas market, one multifamily community in Maryland and one multifamily community in the Austin, Texas market. The Company received combined gross proceeds of approximately $325 million and recognized a combined gain on the sale of depreciable real estate assets of approximately $215 million.

During the year ended December 31, 2023, the Company acquired a six-acre land parcel in the Orlando, Florida market for approximately $12 million and a half-acre land parcel in the Raleigh, North Carolina market for approximately $1 million. During the year ended December 31, 2022, the Company acquired five land parcels for future development for approximately $59 million.

During the year ended December 31, 2023, the Company closed on the disposition of 21 acres of land in the Gulf Shores, Alabama market for gross proceeds of approximately $3 million, resulting in the recognition of a negligible gain on the sale of non-depreciable real estate assets. During the year ended December 31, 2022, the Company closed on the disposition of two land parcels in the Huntsville, Alabama market for combined gross proceeds of approximately $1 million, resulting in the recognition of a negligible gain on the sale of non-depreciable real estate assets.

Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P.
Schedule III — Real Estate and Accumulated Depreciation
December 31, 2023
(Dollars in thousands)

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount carried as of December 31, 2023						
Property	Location	Encumbrances	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
Birchall at Ross Bridge	Birmingham, AL	$ —	$ 2,641	$ 28,842	$ —	$ 4,874	$ 2,641	$ 33,716	$ 36,357	$ (14,048)	$ 22,309	2009	2011
Colonial Grand at Riverchase Trails	Birmingham, AL	—	3,762	22,079	—	7,639	3,762	29,718	33,480	(13,775)	19,705	2010	2013
Colonial Village at Trussville	Birmingham, AL	—	3,403	31,813	—	7,581	3,403	39,394	42,797	(16,557)	26,240	1996/97	2013
Eagle Ridge	Birmingham, AL	—	852	7,667	—	6,044	852	13,711	14,563	(10,133)	4,430	1986	1998
Colonial Grand at Traditions	Gulf Shores, AL	—	3,212	25,162	—	7,726	3,212	32,888	36,100	(14,324)	21,776	2007	2013
Colonial Grand at Edgewater	Huntsville, AL	—	4,944	38,673	—	10,725	4,944	49,398	54,342	(19,236)	35,106	1990	2013
Paddock Club at Providence	Huntsville, AL	—	1,740	10,152	—	19,404	1,740	29,556	31,296	(18,831)	12,465	1993	1997
Colonial Grand at Madison	Madison, AL	—	3,602	28,934	—	4,895	3,602	33,829	37,431	(14,534)	22,897	2000	2013
Cypress Village	Orange Beach, AL	—	1,290	12,238	—	3,536	1,290	15,774	17,064	(6,523)	10,541	2008	2013
Colonial Grand at Liberty Park	Vestavia Hills, AL	—	3,922	30,977	—	10,185	3,922	41,162	45,084	(17,933)	27,151	2000	2013
MAA Sky View	Gilbert, AZ	—	2,668	14,577	—	3,453	2,668	18,030	20,698	(9,220)	11,478	2007	2009
MAA City Gate	Mesa, AZ	—	4,219	26,255	—	5,505	4,219	31,760	35,979	(13,121)	22,858	2002	2013
MAA Lyon's Gate	Phoenix, AZ	—	7,901	27,182	—	5,241	7,901	32,423	40,324	(16,691)	23,633	2007	2008
MAA Fountainhead	Phoenix, AZ	— [1]	12,212	56,705	—	3,705	12,212	60,410	72,622	(13,915)	58,707	2015	2016
MAA Foothills	Phoenix, AZ	—	12,741	47,701	—	6,651	12,741	54,352	67,093	(31,364)	35,729	2005	2006
MAA Phoenix Midtown	Phoenix, AZ	—	9,001	—	—	74,433	9,001	74,433	83,434	(10,403)	73,031	2021	2019
MAA Central Ave	Phoenix, AZ	—	11,323	90,350	—	—	11,323	90,350	101,673	(541)	101,132	2022	2023
MAA Old Town Scottsdale	Scottsdale, AZ	—	7,820	51,627	—	13,075	7,820	64,702	72,522	(24,850)	47,672	1994/95	2013
MAA Camelback	Scottsdale, AZ	—	3,612	20,273	—	7,136	3,612	27,409	31,021	(10,475)	20,546	1999	2013
MAA SkySong	Scottsdale, AZ	—	—	55,748	—	5,160	—	60,908	60,908	(14,354)	46,554	2014	2015
MAA River North	Denver, CO	—	14,500	28,900	—	41,814	14,500	70,714	85,214	(14,943)	70,271	2018	2016
MAA Promenade	Denver, CO	—	24,111	81,317	—	23,171	24,111	104,488	128,599	(18,619)	109,980	2017/19	2018
MAA Westglenn	Denver, CO	—	8,077	—	—	74,335	8,077	74,335	82,412	(9,398)	73,014	2021	2018
MAA Tiffany Oaks	Altamonte Springs, FL	—	1,024	9,219	—	8,512	1,024	17,731	18,755	(12,741)	6,014	1985	1996
MAA Lakewood Ranch	Bradenton, FL	—	2,980	40,230	—	10,220	2,980	50,450	53,430	(19,988)	33,442	1999	2013
MAA Indigo Point	Brandon, FL	—	1,167	10,500	—	6,619	1,167	17,119	18,286	(11,661)	6,625	1989	2000
MAA Brandon	Brandon, FL	—	2,896	26,111	—	10,844	2,896	36,955	39,851	(26,741)	13,110	1998	1997
MAA Coral Springs	Coral Springs, FL	—	9,600	40,004	—	19,014	9,600	59,018	68,618	(34,915)	33,703	1996	2004
Paddock Club Gainesville	Gainesville, FL	—	1,800	15,879	—	7,070	1,800	22,949	24,749	(13,687)	11,062	1999	1998
Retreat at Magnolia Parke	Gainesville, FL	—	2,040	16,338	—	1,973	2,040	18,311	20,351	(7,986)	12,365	2009	2011
MAA Heathrow	Heathrow, FL	—	4,101	35,684	—	6,673	4,101	42,357	46,458	(18,480)	27,978	1997	2013
220 Riverside	Jacksonville, FL	—	2,381	35,514	—	9,621	2,381	45,135	47,516	(10,000)	37,516	2015	2012
Atlantic Crossing	Jacksonville, FL	—	4,000	19,495	—	4,420	4,000	23,915	27,915	(10,140)	17,775	2008	2011
Coopers Hawk	Jacksonville, FL	—	854	7,500	—	5,620	854	13,120	13,974	(10,199)	3,775	1987	1995
Hunters Ridge Deerwood	Jacksonville, FL	—	1,533	13,835	—	7,159	1,533	20,994	22,527	(16,017)	6,510	1987	1997
Lakeside	Jacksonville, FL	—	1,430	12,883	—	10,902	1,430	23,785	25,215	(18,466)	6,749	1985	1996
Lighthouse at Fleming Island	Jacksonville, FL	—	4,047	35,052	—	7,883	4,047	42,935	46,982	(27,537)	19,445	2003	2003
Paddock Club Mandarin	Jacksonville, FL	—	1,411	14,967	—	5,267	1,411	20,234	21,645	(12,142)	9,503	1998	1998
MAA Mandarin Lakes	Jacksonville, FL	—	2,857	6,475	—	23,781	2,857	30,256	33,113	(15,848)	17,265	1987/2008	1995
Tattersall at Tapestry Park	Jacksonville, FL	—	6,417	36,069	—	4,235	6,417	40,304	46,721	(16,663)	30,058	2009	2011
Woodhollow	Jacksonville, FL	—	1,678	15,179	—	11,404	1,678	26,583	28,261	(20,669)	7,592	1986	1997
MAA Lake Mary	Lake Mary, FL	— [2]	6,346	41,539	—	26,633	6,346	68,172	74,518	(23,829)	50,689	2012	2013
MAA Town Park	Lake Mary, FL	—	9,223	66,873	—	11,657	9,223	78,530	87,753	(34,905)	52,848	2004/05	2013
MAA Heather Glen	Orlando, FL	—	4,662	56,988	—	10,465	4,662	67,453	72,115	(28,202)	43,913	2000	2013
MAA Randal Lakes	Orlando, FL	—	8,859	50,553	—	50,750	8,859	101,303	110,162	(23,114)	87,048	2014/17	2013
MAA Robinson	Orlando, FL	—	6,003	—	—	91,741	6,003	91,741	97,744	(11,620)	86,124	2021	2018
MAA Baldwin Park	Orlando, FL	—	18,101	144,200	—	7,015	18,101	151,215	169,316	(43,119)	126,197	2011	2016
MAA Crosswater	Orlando, FL	—	7,046	52,585	—	3,181	7,046	55,766	62,812	(14,359)	48,453	2013	2016
MAA Parkside	Orlando, FL	—	5,669	49,754	—	10,855	5,669	60,609	66,278	(16,663)	49,615	1999	2016
MAA Lake Nona	Orlando, FL	—	7,880	41,175	—	8,389	7,880	49,564	57,444	(20,138)	37,306	2006	2012
Sand Lake	Orlando, FL	—	7,635	—	—	56,019	7,635	56,019	63,654	(7,632)	56,022	2021	2019
MAA Palm Harbor	Palm Harbor, FL	—	6,900	26,613	—	6,114	6,900	32,727	39,627	(16,900)	22,727	2000	2009
Club at Panama Beach	Panama City, FL	—	893	14,276	—	6,718	893	20,994	21,887	(13,126)	8,761	2000	1998
MAA Twin Lakes	Sanford, FL	—	3,091	47,793	—	7,978	3,091	55,771	58,862	(22,697)	36,165	2005	2013
Paddock Club Tallahassee	Tallahassee, FL	—	1,480	4,805	—	16,114	1,480	20,919	22,399	(16,166)	6,233	1992	1997
Verandas at Southwood	Tallahassee, FL	—	3,600	25,914	—	3,292	3,600	29,206	32,806	(9,867)	22,939	2003	2011
MAA Belmere	Tampa, FL	—	852	7,667	—	10,059	852	17,726	18,578	(12,488)	6,090	1984	1994
MAA Hampton Preserve	Tampa, FL	—	17,029	131,398	—	6,709	17,029	138,107	155,136	(32,817)	122,319	2012/21	2013/22
MAA Carrollwood	Tampa, FL	—	927	7,355	—	8,301	927	15,656	16,583	(11,174)	5,409	1980	1998
MAA Bay View	Tampa, FL	—	4,541	28,381	—	3,215	4,541	31,596	36,137	(8,951)	27,186	1997	2016
MAA Harbour Island	Tampa, FL	—	16,296	116,193	—	19,476	16,296	135,669	151,965	(39,833)	112,132	1997	2016
MAA Hyde Park	Tampa, FL	—	16,891	95,259	—	13,903	16,891	109,162	126,053	(31,218)	94,835	1994	2016
MAA Rocky Point	Tampa, FL	—	35,260	153,102	—	23,041	35,260	176,143	211,403	(50,629)	160,774	1994-1996	2016
MAA SoHo Square	Tampa, FL	— [1]	5,190	56,296	—	2,218	5,190	58,514	63,704	(14,636)	49,068	2012	2016
MAA Tampa Oaks	Tampa, FL	—	2,891	19,055	—	5,038	2,891	24,093	26,984	(11,896)	15,088	2005	2008
MAA Seven Oaks	Wesley Chapel, FL	—	3,051	42,768	—	5,171	3,051	47,939	50,990	(19,693)	31,297	2004	2013
MAA Windermere	Windermere, FL	— [1]	2,711	36,710	—	4,129	2,711	40,839	43,550	(16,012)	27,538	2009	2013

Property	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount carried as of December 31, 2023						
			Land	Buildings and Fixtures	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
MAA Briarcliff	Atlanta, GA	—	24,614	114,921	—	11,207	24,614	126,128	150,742	(34,513)	116,229	1996	2016
MAA Brookhaven	Atlanta, GA	—	29,048	106,463	—	15,230	29,048	121,693	150,741	(35,573)	115,168	1989-1992	2016
MAA Brookwood	Atlanta, GA	— [2]	11,168	52,758	—	8,369	11,168	61,127	72,295	(24,045)	48,250	2008	2012
MAA Buckhead	Atlanta, GA	—	8,633	19,844	—	12,300	8,633	32,144	40,777	(13,651)	27,126	2002	2012
MAA Centennial Park	Atlanta, GA	—	13,650	10,950	—	63,329	13,650	74,279	87,929	(13,099)	74,830	2018	2016
MAA Chastain	Atlanta, GA	—	30,223	82,964	—	6,053	30,223	89,017	119,240	(24,772)	94,468	1990	2016
MAA Dunwoody	Atlanta, GA	—	15,799	48,054	—	7,672	15,799	55,726	71,525	(15,838)	55,687	1995	2016
MAA Gardens	Atlanta, GA	—	17,907	56,093	—	12,754	17,907	68,847	86,754	(19,499)	67,255	1996	2016
MAA Glen	Atlanta, GA	—	13,878	51,079	—	9,017	13,878	60,096	73,974	(17,023)	56,951	1996	2016
MAA Lenox	Atlanta, GA	—	23,876	165,572	—	6,392	23,876	171,964	195,840	(51,397)	144,443	2006/15	2016
MAA Midtown	Atlanta, GA	—	7,000	44,000	—	41,969	7,000	85,969	92,969	(15,158)	77,811	2017	2016
MAA Oglethorpe	Atlanta, GA	—	6,856	31,441	—	8,682	6,856	40,123	46,979	(19,786)	27,193	1994	2008
MAA Peachtree Hills	Atlanta, GA	—	11,974	55,264	—	2,665	11,974	57,929	69,903	(15,439)	54,464	1992-1994/2009	2016
MAA Piedmont Park	Atlanta, GA	—	11,025	34,277	—	6,445	11,025	40,722	51,747	(10,559)	41,188	1999	2016
MAA Riverside	Atlanta, GA	—	23,765	89,369	—	13,151	23,765	102,520	126,285	(32,186)	94,099	1996	2016
MAA Spring	Atlanta, GA	—	18,596	57,819	—	8,770	18,596	66,589	85,185	(20,475)	64,710	1999	2016
MAA Stratford	Atlanta, GA	—	—	30,051	—	7,361	—	37,412	37,412	(11,622)	25,790	1999	2016
Novel West Midtown	Atlanta, GA	—	7,000	—	—	83,646	7,000	83,646	90,646	(2,383)	88,263	2021	2023
MAA Berkeley Lake	Duluth, GA	—	1,960	15,707	—	4,164	1,960	19,871	21,831	(9,758)	12,073	1998	2013
MAA McDaniel Farm	Duluth, GA	—	3,985	32,206	—	8,205	3,985	40,411	44,396	(19,278)	25,118	1997	2013
MAA Pleasant Hill	Duluth, GA	—	6,753	32,202	—	9,731	6,753	41,933	48,686	(19,200)	29,486	1996	2013
MAA Prescott	Duluth, GA	—	3,840	24,011	—	8,458	3,840	32,469	36,309	(19,734)	16,575	2001	2004
MAA River Oaks	Duluth, GA	—	4,349	13,579	—	5,749	4,349	19,328	23,677	(10,672)	13,005	1992	2013
MAA River Place	Duluth, GA	—	2,059	19,158	—	6,548	2,059	25,706	27,765	(11,591)	16,174	1994	2013
MAA Mount Vernon	Dunwoody, GA	—	6,861	23,748	—	5,707	6,861	29,455	36,316	(12,388)	23,928	1997	2013
MAA Lake Lanier	Gainesville, GA	—	6,710	40,994	—	14,825	6,710	55,819	62,529	(33,672)	28,857	1998/2001	2005
MAA Shiloh	Kennesaw, GA	—	4,864	45,893	—	10,243	4,864	56,136	61,000	(24,595)	36,405	2002	2013
MAA Milstead	LaGrange, GA	—	3,100	29,240	—	5,570	3,100	34,810	37,910	(13,116)	24,794	1998	2008
MAA Barrett Creek	Marietta, GA	—	5,661	26,186	—	5,414	5,661	31,600	37,261	(15,487)	21,774	1999	2013
MAA Benton	Pooler, GA	—	3,550	66,347	—	10,052	3,550	76,399	79,949	(31,876)	48,073	2001/08	2013
MAA Avala	Savannah, GA	—	1,500	24,862	—	3,616	1,500	28,478	29,978	(12,141)	17,837	2009	2011
MAA Hammocks	Savannah, GA	—	2,441	36,863	—	9,348	2,441	46,211	48,652	(19,218)	29,434	1997	2013
MAA Huntington	Savannah, GA	—	2,521	8,223	—	3,455	2,521	11,678	14,199	(5,107)	9,092	1986	2013
MAA Georgetown Grove	Savannah, GA	—	1,288	11,579	—	4,878	1,288	16,457	17,745	(12,821)	4,924	1997	1998
Oaks at Wilmington Island	Savannah, GA	—	2,864	25,315	—	7,405	2,864	32,720	35,584	(18,708)	16,876	1999	2006
MAA West Village	Smyrna, GA	—	14,410	73,733	—	13,222	14,410	86,955	101,365	(28,750)	72,615	2006/12	2014
Ranch at Prairie Trace	Overland Park, KS	—	3,500	40,614	—	3,881	3,500	44,495	47,995	(10,211)	37,784	2015	2015
MAA Pinnacle	Lexington, KY	—	2,024	31,525	—	8,997	2,024	40,522	42,546	(24,708)	17,838	2000	1998
MAA Lakepointe	Lexington, KY	—	411	3,699	—	3,327	411	7,026	7,437	(5,650)	1,787	1986	1994
MAA Mansion	Lexington, KY	—	694	6,242	—	5,410	694	11,652	12,346	(9,078)	3,268	1989	1994
MAA Village	Lexington, KY	—	900	8,097	—	6,144	900	14,241	15,141	(11,491)	3,650	1989	1994
Stonemill Village	Louisville, KY	—	1,169	10,518	—	12,802	1,169	23,320	24,489	(17,951)	6,538	1985	1994
Market Station	Kansas City, MO	—	5,814	46,241	—	5,839	5,814	52,080	57,894	(19,914)	37,980	2010	2012
The Denton	Kansas City, MO	—	5,520	50,939	—	30,399	5,520	81,338	86,858	(17,501)	69,357	2013/14/17	2015
MAA Beaver Creek	Apex, NC	—	7,491	34,863	—	4,819	7,491	39,682	47,173	(16,227)	30,946	2007	2013
MAA Hermitage	Cary, NC	—	896	8,099	—	6,558	896	14,657	15,553	(11,150)	4,403	1988	1997
MAA 900 Waterford	Cary, NC	—	4,000	20,250	—	7,150	4,000	27,400	31,400	(15,781)	15,619	1996	2005
MAA 1225	Charlotte, NC	—	9,612	22,342	—	34,917	9,612	57,259	66,871	(18,730)	48,141	2010	2010
MAA Ayrsley	Charlotte, NC	—	2,481	52,119	—	20,616	2,481	72,735	75,216	(27,197)	48,019	2008	2013
MAA Ballantyne	Charlotte, NC	—	16,216	44,817	—	6,324	16,216	51,141	67,357	(14,547)	52,810	2004	2016
MAA Beverly Crest	Charlotte, NC	—	3,161	24,004	—	7,427	3,161	31,431	34,592	(12,446)	22,146	1996	2013
MAA Chancellor Park	Charlotte, NC	—	5,311	28,016	—	8,358	5,311	36,374	41,685	(15,200)	26,485	1999	2013
MAA City Grand	Charlotte, NC	—	1,620	17,499	—	2,538	1,620	20,037	21,657	(7,879)	13,778	2005	2013
MAA Enclave	Charlotte, NC	—	1,461	18,984	—	3,096	1,461	22,080	23,541	(8,308)	15,233	2008	2013
MAA Gateway	Charlotte, NC	—	17,528	57,444	—	16,196	17,528	73,640	91,168	(20,536)	70,632	2000	2016
MAA Legacy Park	Charlotte, NC	—	2,891	28,272	—	5,734	2,891	34,006	36,897	(14,199)	22,698	2001	2013
MAA LoSo	Charlotte, NC	—	14,600	108,076	—	17,490	14,600	125,566	140,166	(4,707)	135,459	2021	2022
MAA Prosperity Creek	Charlotte, NC	—	4,591	27,713	—	4,094	4,591	31,807	36,398	(13,776)	22,622	2005	2013
MAA Reserve	Charlotte, NC	—	4,628	44,282	—	14,845	4,628	59,127	63,755	(14,935)	48,820	2013	2013
MAA South Line	Charlotte, NC	—	18,835	58,795	—	7,132	18,835	65,927	84,762	(16,985)	67,777	2009	2016
MAA South Park	Charlotte, NC	—	20,869	65,517	—	11,703	20,869	77,220	98,089	(22,064)	76,025	1996	2016
MAA South Tryon	Charlotte, NC	—	2,260	19,489	—	4,506	2,260	23,995	26,255	(10,097)	16,158	2002	2013
MAA University Lake	Charlotte, NC	—	3,250	31,389	—	7,483	3,250	38,872	42,122	(17,008)	25,114	1998	2013
MAA Uptown	Charlotte, NC	—	10,888	30,078	—	10,015	10,888	40,093	50,981	(10,400)	40,581	2000	2016
MAA Optimist Park	Charlotte, NC	—	10,574	95,346	—	501	10,574	95,847	106,421	(578)	105,843	2023	2023
MAA Cornelius	Cornelius, NC	—	4,571	29,151	—	3,535	4,571	32,686	37,257	(14,397)	22,860	2009	2013
MAA Patterson	Durham, NC	—	2,590	27,126	—	5,786	2,590	32,912	35,502	(13,674)	21,828	1997	2013
MAA Research Park	Durham, NC	—	4,201	37,682	—	7,539	4,201	45,221	49,422	(18,992)	30,430	2002	2013
MAA Duke Forest	Durham, NC	—	3,271	15,609	—	4,021	3,271	19,630	22,901	(9,227)	13,674	1985	2013
MAA Huntersville	Huntersville, NC	—	4,251	31,948	—	5,568	4,251	37,516	41,767	(16,331)	25,436	2008	2013
MAA Fifty-One	Matthews, NC	—	3,071	21,830	—	8,458	3,071	30,288	33,359	(14,171)	19,188	2008	2013
MAA Matthews Commons	Matthews, NC	—	3,690	28,536	—	4,074	3,690	32,610	36,300	(13,855)	22,445	2008	2013
MAA Arringdon	Morrisville, NC	—	6,401	31,134	—	7,531	6,401	38,665	45,066	(15,925)	29,141	2003	2013
MAA Brierdale	Raleigh, NC	—	7,372	50,202	—	4,850	7,372	55,052	62,424	(22,730)	39,694	2010	2013
MAA Brier Falls	Raleigh, NC	—	6,572	48,910	—	4,685	6,572	53,595	60,167	(21,495)	38,672	2008	2013
MAA Crabtree	Raleigh, NC	—	2,241	18,434	—	4,821	2,241	23,255	25,496	(9,072)	16,424	1997	2013

Property	Location	Encumbrances	Initial Cost: Land	Initial Cost: Buildings and Fixtures	Costs Capitalized Subsequent to Acquisition: Land	Costs Capitalized Subsequent to Acquisition: Buildings and Fixtures	Gross Amount carried as of December 31, 2023: Land	Gross Amount carried as of December 31, 2023: Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
MAA Trinity	Raleigh, NC	—	5,232	45,138	—	8,360	5,232	53,498	58,730	(22,957)	35,773	2000/02	2013
MAA Hue	Raleigh, NC	—	3,690	29,910	—	4,193	3,690	34,103	37,793	(12,013)	25,780	2009	2010
MAA Wade Park	Raleigh, NC	—	19,434	98,288	—	29,864	19,434	128,152	147,586	(37,983)	109,603	2011/17/19	2016
MAA Preserve	Raleigh, NC	—	5,831	21,980	—	29,157	5,831	51,137	56,968	(26,485)	30,483	2004	2006
MAA Providence	Raleigh, NC	—	4,695	29,007	—	3,894	4,695	32,901	37,596	(17,020)	20,576	2007	2008
Colonial Grand at Desert Vista	North Las Vegas, NV	—	4,091	29,826	—	3,701	4,091	33,527	37,618	(14,246)	23,372	2009	2013
Colonial Grand at Palm Vista	North Las Vegas, NV	—	4,909	25,643	—	7,347	4,909	32,990	37,899	(14,520)	23,379	2007	2013
MAA Tanglewood	Anderson, SC	—	427	3,853	—	3,687	427	7,540	7,967	(6,146)	1,821	1980	1994
MAA 1201 Midtown	Charleston, SC	—	18,679	63,759	—	18,891	18,679	82,650	101,329	(16,423)	84,906	2015/18	2016
MAA Cypress Cove	Charleston, SC	—	3,610	28,645	—	6,562	3,610	35,207	38,817	(14,284)	24,533	2001	2013
MAA Hampton Pointe	Charleston, SC	—	3,971	22,790	—	11,706	3,971	34,496	38,467	(13,937)	24,530	1986	2013
MAA Westchase	Charleston, SC	—	4,571	20,091	—	7,226	4,571	27,317	31,888	(12,679)	19,209	1985	2013
MAA James Island	Charleston, SC	—	920	24,097	—	8,839	920	32,936	33,856	(13,639)	20,217	1987	2013
MAA Rivers Walk	Charleston, SC	—	8,831	39,430	—	3,992	8,831	43,422	52,253	(10,714)	41,539	2013/16	2013
Paddock Club Columbia	Columbia, SC	—	1,840	16,560	—	7,990	1,840	24,550	26,390	(18,658)	7,732	1991	1997
Fairways	Columbia, SC	—	910	8,207	—	3,661	910	11,868	12,778	(10,322)	2,456	1992	1994
MAA Crowfield	Goose Creek, SC	—	1,321	14,163	—	5,678	1,321	19,841	21,162	(9,215)	11,947	1985	2013
MAA Highland Ridge	Greenville, SC	—	482	4,337	—	3,754	482	8,091	8,573	(5,946)	2,627	1984	1995
MAA Howell Commons	Greenville, SC	—	1,304	11,740	—	6,346	1,304	18,086	19,390	(13,871)	5,519	1987	1997
MAA Innovation	Greenville, SC	—	4,437	52,026	—	3,607	4,437	55,633	60,070	(13,876)	46,194	2015	2016
MAA Paddock Club	Greenville, SC	—	1,200	10,800	—	4,421	1,200	15,221	16,421	(11,631)	4,790	1996	1997
MAA Haywood	Greenville, SC	—	360	2,925	—	6,090	360	9,015	9,375	(6,938)	2,437	1983	1993
MAA Spring Creek	Greenville, SC	—	583	5,374	—	4,775	583	10,149	10,732	(7,336)	3,396	1985	1995
MAA Greene	Greenville, SC	—	5,427	66,546	—	1,786	5,427	68,332	73,759	(8,152)	65,607	2019	2019
MAA Runaway Bay	Mt. Pleasant, SC	—	1,096	7,269	—	9,438	1,096	16,707	17,803	(12,229)	5,574	1988	1995
MAA Commerce Park	North Charleston, SC	—	2,780	33,966	—	6,753	2,780	40,719	43,499	(16,635)	26,864	2008	2013
MAA Point Place	Simpsonville, SC	—	1,216	18,666	—	3,046	1,216	21,712	22,928	(10,103)	12,825	2008	2010
MAA Park Place	Spartanburg, SC	—	723	6,504	—	3,428	723	9,932	10,655	(7,758)	2,897	1987	1997
MAA Waters Edge	Summerville, SC	—	2,103	9,187	—	7,032	2,103	16,219	18,322	(8,002)	10,320	1985	2013
MAA Farm Springs	Summerville, SC	—	2,800	26,295	—	4,312	2,800	30,607	33,407	(16,784)	16,623	2007	2007
Hamilton Pointe	Chattanooga, TN	—	1,131	10,632	—	9,246	1,131	19,878	21,009	(11,045)	9,964	1989	1992
Hidden Creek	Chattanooga, TN	—	972	8,954	—	8,873	972	17,827	18,799	(9,798)	9,001	1987	1988
Steeplechase	Chattanooga, TN	—	217	1,957	—	5,598	217	7,555	7,772	(4,714)	3,058	1986	1991
Windridge	Chattanooga, TN	—	817	7,416	—	6,003	817	13,419	14,236	(9,974)	4,262	1984	1997
Kirby Station	Memphis, TN	—	1,148	10,337	—	12,029	1,148	22,366	23,514	(17,500)	6,014	1978	1994
Lincoln on the Green	Memphis, TN	—	1,498	20,483	—	20,699	1,498	41,182	42,680	(32,253)	10,427	1992	1994
Park Estate	Memphis, TN	—	178	1,141	—	4,114	178	5,255	5,433	(4,031)	1,402	1974	1977
Reserve at Dexter Lake	Memphis, TN	—	3,407	16,043	—	52,160	3,407	68,203	71,610	(37,724)	33,886	2000	1998
MAA Murfreesboro	Murfreesboro, TN	—	915	14,774	—	5,549	915	20,323	21,238	(12,624)	8,614	1999	1998
MAA Acklen	Nashville, TN	—	12,761	58,906	—	2,937	12,761	61,843	74,604	(13,709)	60,895	2015	2017
MAA Indian Lake	Nashville, TN	—	4,950	28,053	—	3,968	4,950	32,021	36,971	(13,454)	23,517	2010	2011
MAA Kennesaw Farms	Nashville, TN	—	3,456	22,443	—	6,054	3,456	28,497	31,953	(12,804)	19,149	2008	2010
MAA Brentwood	Nashville, TN	—	1,191	10,739	—	11,334	1,191	22,073	23,264	(16,219)	7,045	1986	1994
MAA Charlotte Ave	Nashville, TN	—	7,898	54,480	—	3,301	7,898	57,781	65,679	(11,320)	54,359	2016	2017
MAA Bellevue	Nashville, TN	—	17,193	64,196	—	10,042	17,193	74,238	91,431	(25,860)	65,571	1996/2015	2013
MAA Nashville West	Nashville, TN	—	2,963	33,673	—	12,722	2,963	46,395	49,358	(26,754)	22,604	2001	1998
MAA Monthaven Park	Nashville, TN	—	2,736	28,902	—	8,866	2,736	37,768	40,504	(24,295)	16,209	2000	2004
MAA Park	Nashville, TN	—	1,524	14,800	—	10,369	1,524	25,169	26,693	(20,313)	6,380	1987	1995
MAA Cool Springs	Nashville, TN	—	6,670	—	—	55,260	6,670	55,260	61,930	(16,774)	45,156	2012	2010
MAA Sam Ridley	Nashville, TN	—	3,350	28,308	—	6,430	3,350	34,738	38,088	(15,714)	22,374	2009	2010
MAA Balcones Woods	Austin, TX	—	1,598	14,398	—	13,464	1,598	27,862	29,460	(18,577)	10,883	1983	1997
MAA Canyon Creek	Austin, TX	—	3,621	32,137	—	4,418	3,621	36,555	40,176	(15,269)	24,907	2008	2013
MAA Canyon Pointe	Austin, TX	—	3,778	20,201	—	5,170	3,778	25,371	29,149	(11,400)	17,749	2003	2013
MAA Double Creek	Austin, TX	—	3,131	29,375	—	2,777	3,131	32,152	35,283	(13,616)	21,667	2013	2013
MAA Onion Creek	Austin, TX	—	4,902	33,010	—	4,752	4,902	37,762	42,664	(16,419)	26,245	2009	2013
MAA Wells Branch	Austin, TX	— [1]	3,722	32,283	—	4,612	3,722	36,895	40,617	(14,870)	25,747	2008	2013
MAA Quarry Oaks	Austin, TX	—	4,621	34,461	—	16,399	4,621	50,860	55,481	(20,218)	35,263	1996	2013
MAA Sunset Valley	Austin, TX	—	3,150	11,393	—	7,079	3,150	18,472	21,622	(10,495)	11,127	1996	2004
MAA Western Oaks	Austin, TX	— [2]	9,100	49,339	—	6,061	9,100	55,400	64,500	(22,242)	42,258	2001	2009
MAA Barton Creek	Austin, TX	—	8,683	21,497	—	5,287	8,683	26,784	35,467	(7,795)	27,672	1998	2016
MAA Park Mesa	Austin, TX	—	4,653	19,828	—	2,856	4,653	22,684	27,337	(6,262)	21,075	1992	2016
MAA South Lamar	Austin, TX	—	20,542	74,093	—	30,082	20,542	104,175	124,717	(26,455)	98,262	2011/17	2016
MAA West Austin	Austin, TX	— [1]	7,805	48,843	—	5,334	7,805	54,177	61,982	(17,723)	44,259	2009	2016
MAA Brushy Creek	Austin, TX	—	2,900	24,009	—	7,281	2,900	31,290	34,190	(18,127)	16,063	2003	2006
MAA East Austin	Austin, TX	—	2,281	6,169	—	16,575	2,281	22,744	25,025	(11,718)	13,307	1987	1995
MAA Barton Skyway	Austin, TX	—	1,405	12,769	—	14,224	1,405	26,993	28,398	(15,959)	12,439	1977	1997
MAA Windmill Hill	Austin, TX	—	5,006	—	—	54,847	5,006	54,847	59,853	(4,498)	55,355	2022	2020
MAA Shoal Creek	Bedford, TX	—	4,982	27,377	—	8,276	4,982	35,653	40,635	(15,206)	25,429	1996	2013
MAA Willow Creek	Bedford, TX	—	3,109	33,488	—	12,731	3,109	46,219	49,328	(20,120)	29,208	1996	2013
MAA Hebron	Carrollton, TX	—	4,231	42,237	—	3,397	4,231	45,634	49,865	(17,920)	31,945	2011	2013
MAA Cedar park	Cedar Park, TX	—	7,232	56,640	—	8,629	7,232	65,269	72,501	(26,726)	45,775	2005	2013
Grand Cypress	Cypress, TX	—	3,881	24,267	—	5,370	3,881	29,637	33,518	(9,612)	23,906	2008	2013
MAA Medical District	Dallas, TX	—	4,050	33,779	—	5,583	4,050	39,362	43,412	(14,562)	28,850	2007	2013
MAA Highlands North	Dallas, TX	—	988	8,893	—	5,956	988	14,849	15,837	(10,657)	5,180	1986	1998

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount carried as of December 31, 2023						
Property	Location	Encumbrances	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
MAA Grand Courtyards	Dallas, TX	—	2,730	22,240	—	8,327	2,730	30,567	33,297	(16,799)	16,498	2000	2006
MAA Lowes Farm	Dallas, TX	—	5,016	41,091	—	5,279	5,016	46,370	51,386	(19,418)	31,968	2008	2011
MAA Frisco Bridges	Dallas, TX	—	14,845	66,571	—	66,810	14,845	133,381	148,226	(37,021)	111,205	2009/13/21	2013
MAA McKinney Avenue	Dallas, TX	—	34,765	40,127	—	13,732	34,765	53,859	88,624	(16,057)	72,567	1993/96	2016
MAA Worthington	Dallas, TX	—	13,713	43,268	—	12,005	13,713	55,273	68,986	(14,685)	54,301	1993/2008	2016
MAA Abbey	Dallas, TX	—	2,711	4,369	—	1,226	2,711	5,595	8,306	(1,560)	6,746	1996	2016
MAA Addison Circle	Dallas, TX	—	12,308	189,419	—	32,293	12,308	221,712	234,020	(62,482)	171,538	1998-2000	2016
MAA North Hall	Dallas, TX	—	13,030	14,383	—	5,174	13,030	19,557	32,587	(6,375)	26,212	1998	2016
MAA Eastside	Dallas, TX	—	7,134	58,095	—	6,196	7,134	64,291	71,425	(19,193)	52,232	2008	2016
MAA Gallery	Dallas, TX	—	4,391	7,910	—	3,301	4,391	11,211	15,602	(3,366)	12,236	1999	2016
MAA Heights	Dallas, TX	—	26,245	37,922	—	8,001	26,245	45,923	72,168	(12,894)	59,274	1998-1999/ 2009	2016
MAA Katy Trail	Dallas, TX	—	10,333	32,456	—	3,220	10,333	35,676	46,009	(9,323)	36,686	2010	2016
MAA Legacy	Dallas, TX	— [1]	6,575	55,277	—	11,212	6,575	66,489	73,064	(17,727)	55,337	2000	2016
MAA Meridian	Dallas, TX	—	8,780	13,654	—	1,973	8,780	15,627	24,407	(4,626)	19,781	1991	2016
MAA Uptown Village	Dallas, TX	—	34,974	33,213	—	11,726	34,974	44,939	79,913	(13,865)	66,048	1995-2000	2016
MAA Watermark	Dallas, TX	—	960	14,438	—	4,957	960	19,395	20,355	(11,830)	8,525	2002	2004
MAA Bear Creek	Euless, TX	—	6,453	30,048	—	8,795	6,453	38,843	45,296	(16,687)	28,609	1998	2013
MAA Fairview	Fairview, TX	—	2,171	35,077	—	3,224	2,171	38,301	40,472	(14,601)	25,871	2012	2013
MAA Starwood	Frisco, TX	—	3,240	26,069	—	3,881	3,240	29,950	33,190	(13,543)	19,647	2009	2010
MAA Grapevine	Grapevine, TX	—	2,351	29,757	—	11,039	2,351	40,796	43,147	(16,685)	26,462	1985/86	2013
Greenwood Forest	Houston, TX	—	3,465	23,482	—	4,117	3,465	27,599	31,064	(10,039)	21,025	1994	2013
Legacy Pines	Houston, TX	—	2,142	19,066	—	6,250	2,142	25,316	27,458	(16,293)	11,165	1999	2003
MAA Energy Park	Houston, TX	—	2,061	15,830	—	5,594	2,061	21,424	23,485	(11,544)	11,941	1996	2007
Post 510	Houston, TX	—	7,226	33,366	—	3,060	7,226	36,426	43,652	(10,659)	32,993	2014	2016
Post at Afton Oaks	Houston, TX	—	11,503	65,469	—	5,380	11,503	70,849	82,352	(22,518)	59,834	2017	2016
Post Midtown Square	Houston, TX	—	19,038	89,570	—	11,319	19,038	100,889	119,927	(29,230)	90,697	1999/2013	2016
Ranchstone	Houston, TX	—	1,480	14,807	—	5,292	1,480	20,099	21,579	(10,809)	10,770	1996	2007
Reserve at Woodwind Lakes	Houston, TX	—	1,968	19,928	—	7,149	1,968	27,077	29,045	(15,134)	13,911	1999	2006
Retreat at Vintage Park	Houston, TX	— [1]	8,211	40,352	—	4,279	8,211	44,631	52,842	(10,760)	42,082	2014	2014
MAA Greater Heights	Houston, TX	— [2]	13,107	62,764	—	4,657	13,107	67,421	80,528	(14,225)	66,303	2015	2016
MAA Park Point	Houston, TX	—	9,031	—	—	46,024	9,031	46,024	55,055	(5,533)	49,522	N/A	2018
Cascade at Fall Creek	Humble, TX	—	5,985	40,011	—	7,183	5,985	47,194	53,179	(24,462)	28,717	2007	2007
MAA Bella Casita	Irving, TX	—	2,521	26,432	—	6,490	2,521	32,922	35,443	(14,091)	21,352	2007	2010
MAA Valley Ranch	Irving, TX	—	5,072	37,397	—	17,925	5,072	55,322	60,394	(25,238)	35,156	1997	2013
MAA Las Colinas	Irving, TX	— [2]	3,902	40,691	—	5,363	3,902	46,054	49,956	(17,049)	32,907	2006	2013
MAA Remington Hills	Irving, TX	—	4,390	21,822	—	18,507	4,390	40,329	44,719	(16,237)	28,482	1984	2013
MAA Times Square	McKinney, TX	—	1,130	28,058	—	7,673	1,130	35,731	36,861	(16,342)	20,519	2009	2010
MAA Stonebridge Ranch	McKinney, TX	—	4,034	19,528	—	5,773	4,034	25,301	29,335	(8,528)	20,807	2000	2013
MAA Market Center	Plano, TX	—	16,894	110,705	—	8,587	16,894	119,292	136,186	(28,139)	108,047	2013/15	2014
MAA Highwood	Plano, TX	—	864	7,783	—	4,707	864	12,490	13,354	(9,237)	4,117	1983	1998
MAA Los Rios	Plano, TX	—	3,273	28,823	—	10,213	3,273	39,036	42,309	(24,904)	17,405	2000	2003
MAA Boulder Ridge	Roanoke, TX	—	3,382	26,930	—	10,672	3,382	37,602	40,984	(21,698)	19,286	1999	2005
MAA Copper Ridge	Roanoke, TX	—	4,166	—	—	49,433	4,166	49,433	53,599	(14,469)	39,130	2009/20	2008
MAA Ashton Oaks	Round Rock, TX	—	5,511	36,241	—	5,051	5,511	41,292	46,803	(17,151)	29,652	2009	2013
MAA Round Rock	Round Rock, TX	—	4,691	45,379	—	5,369	4,691	50,748	55,439	(20,685)	34,754	1997	2013
MAA Sierra Vista	Round Rock, TX	—	2,561	16,488	—	6,726	2,561	23,214	25,775	(10,319)	15,456	1999	2013
Alamo Ranch	San Antonio, TX	—	2,380	26,982	—	5,284	2,380	32,266	34,646	(14,316)	20,330	2009	2011
Bulverde Oaks	San Antonio, TX	—	4,257	36,759	—	3,732	4,257	40,491	44,748	(10,164)	34,584	2014	2014
Haven at Blanco	San Antonio, TX	—	5,411	45,958	—	6,368	5,411	52,326	57,737	(20,734)	37,003	2010	2012
Stone Ranch at Westover Hills	San Antonio, TX	—	4,000	24,992	—	5,234	4,000	30,226	34,226	(14,503)	19,723	2009	2009
Cypresswood Court	Spring, TX	—	576	5,190	—	6,831	576	12,021	12,597	(7,635)	4,962	1984	1994
Villages at Kirkwood	Stafford, TX	—	1,918	15,846	—	6,030	1,918	21,876	23,794	(12,877)	10,917	1996	2004
Green Tree Place	Woodlands, TX	—	539	4,850	—	6,051	539	10,901	11,440	(7,545)	3,895	1984	1994
Stonefield Commons	Charlottesville, VA	—	11,044	36,689	—	2,704	11,044	39,393	50,437	(10,220)	40,217	2013	2014
Adalay Bay	Chesapeake, VA	—	5,280	31,341	—	5,116	5,280	36,457	41,737	(15,394)	26,343	2002	2012
Apartments at Cobblestone Square	Fredericksburg, VA	—	10,990	48,696	—	5,112	10,990	53,808	64,798	(15,688)	49,110	2012	2016
Colonial Village at Greenbrier	Fredericksburg, VA	—	4,842	21,677	—	6,154	4,842	27,831	32,673	(10,386)	22,287	1980	2013
Seasons at Celebrate Virginia	Fredericksburg, VA	—	14,490	32,083	—	43,922	14,490	76,005	90,495	(25,117)	65,378	2011	2011
Station Square at Cosner's Corner	Fredericksburg, VA	—	12,825	51,078	—	4,233	12,825	55,311	68,136	(14,259)	53,877	2013/16	2013
Colonial Village at Hampton Glen	Glen Allen, VA	—	4,851	21,678	—	5,298	4,851	26,976	31,827	(11,420)	20,407	1986	2013
Colonial Village at West End	Glen Allen, VA	—	4,661	18,908	—	4,262	4,661	23,170	27,831	(9,723)	18,108	1987	2013
Township in Hampton Woods	Hampton, VA	—	1,509	8,189	—	11,521	1,509	19,710	21,219	(13,560)	7,659	1987	1995
Colonial Village at Waterford	Midlothian, VA	—	6,733	29,221	—	7,556	6,733	36,777	43,510	(15,891)	27,619	1989	2013
Radius	Newport News, VA	—	5,040	36,481	—	8,156	5,040	44,637	49,677	(11,015)	38,662	2012	2015
Ashley Park	Richmond, VA	—	4,761	13,365	—	4,590	4,761	17,955	22,716	(8,328)	14,388	1988	2013
Colonial Village at Chase Gayton	Richmond, VA	—	6,021	29,004	—	7,403	6,021	36,407	42,428	(15,129)	27,299	1984	2013
Hamptons at Hunton Park	Richmond, VA	—	4,930	35,598	—	7,998	4,930	43,596	48,526	(18,611)	29,915	2003	2011
Retreat at West Creek	Richmond, VA	—	10,112	36,136	—	16,358	10,112	52,494	62,606	(11,795)	50,811	2015/17	2015
Post Carlyle Square	Washington D.C.	—	29,728	154,309	—	6,700	29,728	161,009	190,737	(43,358)	147,379	2006/13	2016
Post Corners at Trinity Center	Washington D.C.	—	7,664	70,012	—	6,007	7,664	76,019	83,683	(20,197)	63,486	1996	2016

Property	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount carried as of December 31, 2023						
			Land	Buildings and Fixtures	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
Post Fallsgrove	Washington D.C.	—	17,524	58,896	—	7,234	17,524	66,130	83,654	(18,422)	65,232	2003	2016
MAA National Landing	Washington D.C.	—	30,452	125,091	—	18,673	30,452	143,764	174,216	(40,178)	134,038	2001	2016
Post Tysons Corner	Washington D.C.	—	30,776	82,021	—	13,144	30,776	95,165	125,941	(25,326)	100,615	1990	2016
Total Residential Properties		—	**1,903,416**	**10,093,055**	—	**3,189,542**	**1,903,416**	**13,282,597**	**15,186,013**	**(4,773,253)**	**10,412,760**		
220 Riverside Retail	Jacksonville, FL	—	119	2,902	—	1,060	119	3,962	4,081	(612)	3,469	2015	2019
MAA Parkside Retail	Orlando, FL	—	742	11,924	—	1,564	742	13,488	14,230	(3,670)	10,560	1999	2016
MAA Robinson Retail	Orlando, FL	—	—	563	—	248	—	811	811	(48)	763	2021	2018
MAA Harbour Island Retail	Tampa, FL	—	386	4,315	—	403	386	4,718	5,104	(1,226)	3,878	1997	2016
MAA Rocky Point Retail	Tampa, FL	—	34	51	—	423	34	474	508	(305)	203	1994-1996	2016
MAA SoHo Square Retail	Tampa, FL	— [1]	268	4,033	—	51	268	4,084	4,352	(1,550)	2,802	2012	2016
MAA Buckhead Retail	Atlanta, GA	—	867	3,465	—	1,008	867	4,473	5,340	(1,592)	3,748	2012	2012
MAA Piedmont Park Retail	Atlanta, GA	—	426	1,089	—	33	426	1,122	1,548	(310)	1,238	1999	2016
MAA Riverside Office	Atlanta, GA	—	9,680	22,108	—	14,179	9,680	36,287	45,967	(10,872)	35,095	1996	2016
MAA Riverside Retail	Atlanta, GA	—	889	2,340	—	2,698	889	5,038	5,927	(1,362)	4,565	1996	2016
Post Training Facility	Atlanta, GA	—	1,092	968	—	33	1,092	1,001	2,093	(565)	1,528	1999	2016
MAA West Village Retail	Smyrna, GA	—	3,408	8,446	—	2,001	3,408	10,447	13,855	(3,255)	10,600	2012	2014
The Denton Retail	Kansas City, MO	—	700	4,439	—	1,377	700	5,816	6,516	(1,443)	5,073	2014	2015
MAA 1225 Retail	Charlotte, NC	—	52	199	—	249	52	448	500	(209)	291	2010	2010
MAA Gateway Retail	Charlotte, NC	—	318	1,430	—	91	318	1,521	1,839	(423)	1,416	2000	2016
MAA South Line Retail	Charlotte, NC	—	470	1,289	—	291	470	1,580	2,050	(430)	1,620	2009	2016
MAA Uptown Retail	Charlotte, NC	—	319	1,144	—	25	319	1,169	1,488	(317)	1,171	1998	2016
MAA Leasing Center	Charlotte, NC	—	1,290	1,488	—	193	1,290	1,681	2,971	(472)	2,499	1998	2016
MAA Hue Retail	Raleigh, NC	—	—	2,129	—	100	—	2,229	2,229	(412)	1,817	2010	2018
MAA Wade Park Retail	Raleigh, NC	—	317	4,552	—	166	317	4,718	5,035	(1,665)	3,370	2011	2016
The Greene Retail	Greenville, SC	—	—	—	—	—	—	—	—	—	—	2019	2019
MAA South Lamar Retail	Austin, TX	—	421	3,072	—	689	421	3,761	4,182	(971)	3,211	2011	2016
MAA Frisco Bridges Retail	Dallas, TX	—	779	6,593	—	755	779	7,348	8,127	(2,219)	5,908	2009	2016
MAA McKinney Avenue Retail	Dallas, TX	—	1,581	5,982	—	475	1,581	6,457	8,038	(1,697)	6,341	1996	2016
MAA Worthington Retail	Dallas, TX	—	108	495	—	422	108	917	1,025	(259)	766	1993/2008	2016
MAA Addison Circle Office	Dallas, TX	—	1,395	4,280	—	2,262	1,395	6,542	7,937	(1,985)	5,952	1998-2000	2016
MAA Addison Circle Retail	Dallas, TX	—	448	21,386	—	3,302	448	24,688	25,136	(7,100)	18,036	1998-2000	2016
MAA North Hall Retail	Dallas, TX	—	347	716	—	141	347	857	1,204	(270)	934	1998	2016
MAA Eastside Retail	Dallas, TX	—	682	10,645	—	774	682	11,419	12,101	(3,083)	9,018	2008	2016
MAA Heights Retail	Dallas, TX	—	1,065	3,314	—	924	1,065	4,238	5,303	(1,087)	4,216	1997	2016
MAA Katy Trail Retail	Dallas, TX	—	465	4,883	—	101	465	4,984	5,449	(1,284)	4,165	2010	2016
MAA Legacy Retail	Dallas, TX	— [1]	150	3,334	—	449	150	3,783	3,933	(992)	2,941	2000	2016
Post Midtown Square Retail	Houston, TX	—	1,322	16,005	—	602	1,322	16,607	17,929	(4,480)	13,449	1999/2013	2016
Rise Condo Devel LP Retail	Houston, TX	—	—	2,280	—	68	—	2,348	2,348	(639)	1,709	1999/2013	2016
MAA Bella Casita Retail	Irving, TX	—	46	186	—	221	46	407	453	(169)	284	2007	2010
MAA Times Square Retail	McKinney, TX	—	253	1,310	—	5,996	253	7,306	7,559	(1,764)	5,795	2009	2010
Post Carlyle Square Retail	Washington D.C.	—	1,048	7,930	—	283	1,048	8,213	9,261	(2,186)	7,075	2006/16	2016
Total Retail / Commercial Properties		—	**31,487**	**171,285**	—	**43,657**	**31,487**	**214,942**	**246,429**	**(60,923)**	**185,506**		
Novel Daybreak	Salt Lake City, UT	—	7,025	—	—	84,602	7,025	84,602	91,627	(1,457)	90,170	N/A	2021
Novel Val Vista	Phoenix, AZ	—	7,285	—	—	63,944	7,285	63,944	71,229	—	71,229	N/A	2020
MAA Milepost 35	Denver, CO	—	12,572	—	—	83,058	12,572	83,058	95,630	—	95,630	N/A	2022
MAA Nixie	Raleigh, NC	—	9,880	—	—	41,206	9,880	41,206	51,086	—	51,086	N/A	2022
MAA Breakwater	Tampa, FL	—	23,514	—	—	72,435	23,514	72,435	95,949	—	95,949	N/A	2022
Total Active Development Properties		—	**60,276**	—	—	**345,245**	**60,276**	**345,245**	**405,521**	**(1,457)**	**404,064**		
Total Properties		—	**1,995,179**	**10,264,340**	—	**3,578,444**	**1,995,179**	**13,842,784**	**15,837,963**	**(4,835,633)**	**11,002,330**		
Total Land Held for Future Developments		—	73,861	—	—	—	73,861	—	73,861	—	73,861	N/A	Various
Total Properties in Predevelopment		—	36,224	—	—	17,219	36,224	17,219	53,443	—	53,443	N/A	Various
Corporate Properties		—	—	41,351	—	—	—	41,351	41,351	(29,057)	12,294	Various	Various
Total Other		—	**110,085**	**41,351**	—	**17,219**	**110,085**	**58,570**	**168,655**	**(29,057)**	**139,598**		
Total Real Estate Assets, net of Real Estate Joint Venture		$ —	**$ 2,105,264**	**$ 10,305,691**	$ —	**$ 3,595,663**	**$ 2,105,264**	**$ 13,901,354**	**$ 16,006,618**	**$ (4,864,690)**	**$ 11,141,928**		

(1) Encumbered by a $191.3 million secured property mortgage, with a fixed interest rate of 4.43%, which matures on February 10, 2049.

(2) Encumbered by a $172.0 million secured property mortgage, with a fixed interest rate of 4.44%, which matures on January 10, 2049.

(3) The aggregate cost for federal income tax purposes was approximately $12.7 billion (unaudited) as of December 31, 2023. The aggregate cost for book purposes exceeds the total gross amount of real estate assets for federal income tax purposes, principally due to purchase accounting adjustments recorded under accounting principles generally accepted in the United States of America.

(4) Depreciation is recognized on a straight-line basis over the estimated useful asset life, which ranges from five to 40 years for land improvements and buildings, three to five years for furniture, fixtures and equipment and approximately six months for the fair market value of in-place residential leases.

Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P.
Schedule III — Real Estate and Accumulated Depreciation
Years ended December 31, 2023, 2022 and 2021

The following table summarizes the Company's changes in real estate investments and accumulated depreciation for the years ended December 31, 2023, 2022 and 2021 (dollars in thousands):

	2023	2022	2021
Real estate investments:			
Balance at beginning of year	$ 15,246,658	$ 14,704,237	$ 14,338,895
Acquisitions [1]	223,735	272,342	44,086
Less: fair market value of leases included in acquisitions	(2,050)	(1,505)	—
Improvement and development	546,237	469,661	506,775
Disposition of real estate assets [2]	(7,962)	(198,077)	(185,519)
Balance at end of year	**$ 16,006,618**	**$ 15,246,658**	**$ 14,704,237**
Accumulated depreciation:			
Balance at beginning of year	$ 4,302,747	$ 3,848,161	$ 3,415,105
Depreciation	562,760	540,708	531,848
Disposition of real estate assets [2]	(817)	(86,122)	(98,792)
Balance at end of year	**$ 4,864,690**	**$ 4,302,747**	**$ 3,848,161**

[1] Includes non-cash activity related to acquisitions.
[2] Includes assets sold, casualty losses and removal of certain fully depreciated assets.

See accompanying reports of independent registered public accounting firm.

EXHIBIT 21.1

List of Subsidiaries of Mid-America Apartment Communities, Inc.

Alabama
CPSI, LLC
CPSI-UCO Spanish Oaks, LLC
CPSI-UCO, LLC
Highway 31 Alabaster Two, LLC
Highway 31 Alabaster, LLC

Delaware
10th Apartments, LLC
1499 Massachusetts Avenue, Inc.
1499 Massachusetts Holding, LLC
CC Daybreak, LLC
CC Val Vista, LLC
CC West Midtown, LLC
Colonial Commercial Contracting, LLC
Colonial Construction Services, LLC
Heathrow 4, LLC
MAA Alloy, LLC
MAA Arkansas REIT, LLC
MAA Holdings, LLC
MAA WWARRS, LLC
Post Carlyle II, LLC
Sand Lake 2019, LLC
Stone Ranch at Westover Hills, LLC

Florida
MAA Westshore Exchange LLC

Georgia
3630 South Tower Residential, LLC
98 San Jac Holdings, LLC
PAH Lender, LLC
Park Land Development, LLC
PBP Apartments, LLC
PF Apartments, LLC
PL Conservation, LLC
Post 1499 Massachusetts, LLC
Post Alexander II, LLC
Post Asset Management, Inc.
Post Carlyle I, LLC
Post Centennial Park, LLC
Post Corners, LLC
Post Galleria, LLC
Post Hyde Park, LLC
Post Midtown Atlanta, LLC
Post Midtown Square GP, LLC
Post Midtown Square, L.P.
Post Park, LLC
Post Park Development, LLC
Post Parkside at Wade II GP, LLC
Post Parkside at Wade II, L.P.
Post Services, LLC

Post South End GP, LLC
Post South End, L.P.
Post Wade Tract M-2, L.P.
Rise Condominium Development, LLC

<u>Tennessee</u>
Brighter View Insurance Company, LLC
Mid-America Apartments, L.P.

<u>Texas</u>
Akard-McKinney Investment Company, LLC
MAA of Copper Ridge, Inc.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)   Registration Statements (Form S-3 Nos. 33-96852, 333-82526, 333-190028 and 333-258271) of Mid-America Apartment Communities, Inc. and in the related Prospectuses,

(2)   Registration Statement (Form S-3 No. 333-253298) pertaining to the Dividend and Distribution Reinvestment and Share Purchase Plan of Mid-America Apartment Communities, Inc. and in the related Prospectus,

(3)   Registration Statement (Form S-8 No. 333-123945) pertaining to the Non-Qualified Deferred Compensation Plan for Outside Company Directors of Mid-America Apartment Communities, Inc.,

(4)   Registration Statement (Form S-8 No. 333-115834) pertaining to the Fourth Amended and Restated 1994 Restricted Stock and Stock Option Plan and the 2004 Stock Plan of Mid-America Apartment Communities, Inc.,

(5)   Registration Statement (Form S-8 No. 33-91416) pertaining to the 1994 Employee Stock Purchase Plan of Mid-America Apartment Communities, Inc.,

(6)   Registration Statement (Form S-8 No. 333-191541) pertaining to the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan, Colonial Properties Trust 2008 Omnibus Incentive Plan and Colonial Properties Trust Third Amended and Restated Shares Option and Restricted Shares Plan,

(7)   Registration Statement (Form S-8 No. 333-196250) pertaining to the Amended and Restated Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan,

(8)   Registration Statement (Form S-8 No. 333-225136) pertaining to the Second Amended and Restated Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan,

(9)   Registration Statement (Form S-8 No. 333-214993) pertaining to the Amended and Restated Post Properties, Inc. 2003 Incentive Stock Plan, and

(10)   Registration Statement (Form S-8 No. 333-272017) pertaining to the Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan.

of our reports dated February 9, 2024, with respect to the consolidated financial statements and schedule listed in the Index at Item 15(a)(2) of Mid-America Apartment Communities, Inc. and the effectiveness of internal control over financial reporting of Mid-America Apartment Communities, Inc. included in this Annual Report (Form 10-K) of Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P. for the year ended December 31, 2023.

/s/ Ernst & Young LLP

Memphis, Tennessee
February 9, 2024

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-258271-01) of Mid-America Apartments, L.P. and in the related Prospectus of our report dated February 9, 2024, with respect to the consolidated financial statements and schedule listed in the Index at Item 15(a)(2) of Mid-America Apartments, L.P., included in this Annual Report (Form 10-K) for the year ended December 31, 2023.

/s/ Ernst & Young LLP

Memphis, Tennessee
February 9, 2024

EXHIBIT 31.1

CERTIFICATION

I, H. Eric Bolton, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mid-America Apartment Communities, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2024   /s/ H. Eric Bolton, Jr.
                                            H. Eric Bolton, Jr.
                                            Chairman of the Board of Directors
                                            Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Albert M. Campbell, III, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Mid-America Apartment Communities, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2024   /s/ Albert M. Campbell, III
                                                       Albert M. Campbell, III
                                                       Executive Vice President and Chief Financial Officer

EXHIBIT 31.3

CERTIFICATION

I, H. Eric Bolton, Jr., certify that:

1.   I have reviewed this Annual Report on Form 10-K of Mid-America Apartments, L.P.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2024

/s/ H. Eric Bolton, Jr.
H. Eric Bolton, Jr.
Chairman of the Board of Directors
Chief Executive Officer
Mid-America Apartment Communities, Inc., general partner of Mid-America Apartments, L.P.

EXHIBIT 31.4

CERTIFICATION

I, Albert M. Campbell, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of Mid-America Apartments, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2024   /s/ Albert M. Campbell, III
                                          Albert M. Campbell, III
                                          Executive Vice President and Chief Financial Officer
                                          Mid-America Apartment Communities, Inc., general partner of Mid-America Apartments, L.P.

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Mid-America Apartment Communities, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, H. Eric Bolton, Jr., Chairman of the Board of Directors and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 9, 2024	/s/ H. Eric Bolton, Jr.
	H. Eric Bolton, Jr.
	Chairman of the Board of Directors
	Chief Executive Officer

EXHIBIT 32.2

**1 ECTIRI1 ATIF O NP CUP AOT TF
S8 P .U.1 . UE1 TIF O S350,
AU ADF NTED NP CUP AOT TF
UE1 TIF O 906 F R THE UACBAOEU-F XLEY A1 T F R 2002**

In connection with the Annual Report of Mid-America Apartment Communities, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Albert M. Campbell, III, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 9, 2024   /s/ Albert M. Campbell, III
                                                           Albert M. Campbell, III
                                                           Executive Vice President and Chief Financial Officer

EXHIBIT 32.3

1 ECTIRI1 ATIF O NP CUP AOT TF
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UE1 TIF O 906 F R THE UACBAOEU-F XLEY A1 T F R 2002

In connection with the Annual Report of Mid-America Apartments, L.P. (the "Operating Partnership") on Form 10-K for the period ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, H. Eric Bolton, Jr., Chairman of the Board of Directors and Chief Executive Officer of Mid-America Apartment Communities, Inc., general partner of the Operating Partnership, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Operating Partnership.

Date: February 9, 2024   /s/ H. Eric Bolton, Jr.
                                                         H. Eric Bolton, Jr.
                                                         Chairman of the Board of Directors
                                                         Chief Executive Officer
                                                         Mid-America Apartment Communities, Inc., general partner of
                                                         Mid-America Apartments, L.P.

EXHIBIT 32.4

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mid-America Apartments, L.P. (the "Operating Partnership") on Form 10-K for the period ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Albert M. Campbell, III, Executive Vice President and Chief Financial Officer of Mid-America Apartment Communities, Inc., general partner of the Operating Partnership, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Operating Partnership.

Date: February 9, 2024

/s/ Albert M. Campbell, III
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer
Mid-America Apartment Communities, Inc., general partner of
Mid-America Apartments, L.P.

EXHIBIT 97

MID-AMERICA APARTMENT COMMUNITIES, INC.

Compensation Recoupment Policy

1.   **Purpose.** The purpose of this Compensation Recoupment Policy of the Company (as amended from time to time, this "Policy"), dated as of September 11, 2023 (the "Adoption Date"), is to describe the circumstances in which current and former Executive Officers will be required to repay or return Erroneously Awarded Compensation to members of the Company Group. The Company has adopted this Policy to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D of the Exchange Act, Exchange Act Rule 10D-1 promulgated thereunder, and the rules and requirements of the NYSE (including Section 303A.14 of the NYSE Listed Company Manual) (such legal requirements, and rules and requirements of the NYSE, collectively, the "SEC/NYSE Clawback Rules"). Each Executive Officer shall be required to sign and return to the Company an acknowledgment to this Policy in the form attached hereto as Exhibit A pursuant to which such Executive Officer will agree to be bound by the terms and comply with this Policy.

2.   **Administration.** This Policy shall be administered by the Committee. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy, and any such determinations made by the Committee shall be in the Committee's sole discretion, and shall be final and binding on all affected individuals. Except as otherwise required by applicable legal requirements or the rules and requirements of the NYSE, any determinations of the Committee hereunder need not be uniform with respect to one or more Executive Officers (whether current or former).

3.   **Definitions.** For purposes of this Policy, the following capitalized terms shall have the meanings set forth below:

(a)   "Accounting Restatement" shall mean an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (a "Big R" restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "little r" restatement).

(b)   "Board" shall mean the Board of Directors of the Company.

(c)   "Clawback Eligible Incentive Compensation" shall mean all Incentive-Based Compensation Received by any current or former Executive Officer on or after the NYSE Effective Date, provided that:

(i)   such Incentive-Based Compensation is Received after such individual began serving as an Executive Officer;

(ii)   such individual served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation;

(iii)   uch Incentive-Based Compensation is Received while the Company has a class of securities listed on the NYSE; and

1

(iv) such Incentive-Based Compensation is Received during the applicable Clawback Period.

(d) "Clawback Period" shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(e) "Committee" shall mean the Compensation Committee of the Board.

(f) "Common Stock" shall mean the common stock, par value $0.01 per share, of the Company.

(g) "Company" shall mean Mid-America Apartment Communities, Inc., a Tennessee corporation.

(h) "Company Group" shall mean the Company, together with each of its direct and indirect subsidiaries.

(i) "Erroneously Awarded Compensation" shall mean, with respect to any current or former Executive Officer in connection with any Accounting Restatement, the amount of Clawback Eligible Incentive Compensation Received by such current or former Executive Officer that exceeds the amount of Clawback Eligible Incentive Compensation that otherwise would have been Received by such current or former Executive Officer had such Clawback Eligible Incentive Compensation been determined based on the restated amounts as reflected in connection with such Accounting Restatement, computed without regard to any taxes paid.

(j) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(k) "Executive Officer" shall mean the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of any parent or subsidiary of the Company are deemed Executive Officers of the Company if they perform such policy-making functions for the Company. Identification of an Executive Officer for purposes of this Policy includes at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

(l) "Financial Reporting Measures" shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any other measures that are derived wholly or in part from such measures. For purposes of this Policy, stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Company's financial statements or included in a filing with the SEC.

(m) "Incentive-Based Compensation" shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(n) "NYSE" shall mean the New York Stock Exchange.

(o) "NYSE Effective Date" shall mean October 2, 2023.

(p) "<u>Received</u>" shall mean when Incentive-Based Compensation is received, and Incentive-Based Compensation shall be deemed received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period.

(q) "<u>Restatement Date</u>" shall mean the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(r) "<u>SEC</u>" shall mean the U.S. Securities and Exchange Commission.

4.   Recoupment of Erroneously Awarded Compensation.

(a) In the event that the Company is required to prepare an Accounting Restatement, (i) the Committee shall determine the amount of any Erroneously Awarded Compensation for each applicable current or former Executive Officer (whether or not such individual is serving as an Executive Officer at such time) (the "<u>Applicable Executives</u>") in connection with such Accounting Restatement, and (ii) the Company will reasonably promptly require the recoupment of such Erroneously Awarded Compensation from any such Applicable Executive, and any such Applicable Executive shall surrender such Erroneously Awarded Compensation to the Company, at such time(s), and via such method(s), as determined by the Committee in accordance with the terms of this Policy. In such event, any such Applicable Executive shall enter into any recoupment or similar agreement as may be requested by the Committee in connection with the Company's recoupment of Erroneously Awarded Compensation from such Applicable Executive pursuant to the terms of this Policy.

(b) For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, (i) such amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and (ii) the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

(c) The Committee shall determine, in its sole discretion, the method(s) for recouping any Erroneously Awarded Compensation from any Applicable Executive, which may include one or more of the following:

   (i)   requiring one or more cash payments to the Company Group from such Applicable Executive, including, but not limited to, the repayment of cash Incentive-Based Compensation previously paid by the Company Group to such Applicable Executive;

   (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards previously made by the Company to such Applicable Executive and/or otherwise requiring the delivery

to the Company of shares of Common Stock held by such Applicable Executive;

      (iii)   withholding, reducing or eliminating future cash compensation (including cash incentive payments), future equity awards and/or other benefits or amounts otherwise to be paid or awarded by the Company Group to such Applicable Executive;

      (iv)   offsetting amounts against compensation or other amounts otherwise payable by the Company Group to such Applicable Executive;

      (v)   cancelling, adjusting or offsetting against some or all outstanding vested or unvested equity awards of the Company held by such Applicable Executive; and/or

      (vi)   taking any other remedial and recovery actions with respect to such Applicable Executive permitted by applicable legal requirements and the rules and regulations of the NYSE, as determined by the Committee.

(d)   Notwithstanding anything herein to the contrary, the Company shall not be required to recover Erroneously Awarded Compensation from any Applicable Executive pursuant to the terms of this Policy if (1) the Committee determines that such recovery would be impracticable, and (2) any of the following conditions is met:

      (i)   the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement pursuant to this clause (i), the Company has (x) made a reasonable attempt to recover such Erroneously Awarded Compensation, (y) documented such reasonable attempt(s) to recover, and (z) provided such documentation to the NYSE;

      (ii)   recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has (x) obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and (y) provided such opinion to the NYSE; or

      (iii)   recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.   **No Indemnification, Etc.** The Company Group shall not (a) indemnify any current or former Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company Group's enforcement of its rights under this Policy, or (b) pay or reimburse any current or former Executive Officers for insurance premiums to recover losses incurred under this Policy.

6.   **Supersedure.** This Policy will supersede any provisions in (a) any agreement, plan or other arrangement applicable to any member of the Company Group, and (b) any organizational documents of any entity that is part of the Company Group that, in any such case, (x) exempts any Incentive-Based

Compensation from the application of this Policy, (y) waives or otherwise prohibits or restricts the Company Group's right to recover any Erroneously Awarded Compensation, including, without limitation, in connection with exercising any right of setoff as provided herein, and/or (z) requires or provides for indemnification to the extent that such indemnification is prohibited under Section 5 above.

7. **Amendment; Termination; Interpretation.** The Board may amend or terminate this Policy at any time, subject to compliance with all applicable legal requirements and the rules and requirements of the NYSE. It is intended that this Policy be interpreted in a manner that is consistent with the SEC/NYSE Clawback Rules. This Policy amends and restates the Company's Policy for Recoupment of Incentive Compensation, as amended December 3, 2014 (the "Prior Policy"), in its entirety, and the Prior Policy will be of no further force and effect, including in connection with any Accounting Restatements for any fiscal period(s) prior to the Adoption Date.

8. **Other Recoupment Rights; No Additional Payments.**

(a)   Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company Group pursuant to (i) the terms of any recoupment provisions in any employment agreement, incentive or equity compensation plan or award or other agreement, (ii) any other legal requirements, including, but not limited to, Section 304 of Sarbanes-Oxley Act of 2002 (subject to Section 8(b) of this Policy below), and (iii) any other legal rights or remedies available to the Company.

(b)Notwithstanding anything herein to the contrary, to the extent that the Committee determines that any Erroneously Awarded Compensation includes any amounts that have been actually reimbursed to the Company Group from any Applicable Executive pursuant to Section 304 of the Sarbanes-Oxley Act (any such amounts that have been reimbursed to the Company Group, the "Applicable SOX Recoupment Amount"), in order to prevent duplicative recovery, the amount of any Erroneously Awarded Compensation to be recovered from any such Applicable Executive shall be reduced by the Applicable SOX Recoupment Amount.

9. **Successors.** This Policy shall be binding and enforceable against all current and former Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit A

Form of Acknowledgment

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the Mid-America Apartment Communities, Inc. Compensation Recoupment Policy (the "Policy"). Capitalized terms used but not otherwise defined in this acknowledgment shall have the meanings ascribed to such terms in the Policy.

By signing this acknowledgment, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company Group. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation to the Company Group to the extent required by the Policy.

_____
Signature

_____
Print Name

_____
Date

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Board of Directors

H. Eric Bolton, Jr.
Chairman of the Board of Directors
and Chief Executive Officer, MAA
*Committee: Real Estate Investment
(Chairman)*

Alan B. Graf, Jr.
Past Executive Vice President
and Chief Financial Officer,
FedEx Corporation
*Committee: Audit (Chairman)
Lead Independent Director*

Deborah H. Caplan
Executive Vice President, Human Resources
and Corporate Services, NextEra Energy, Inc.
*Committees: Compensation;
Nominating and Corporate Governance*

John P. Case
Chairman and Principal, Bunker Hill Group,
Past Partner and Senior Advisor,
Ares Management Corporation and
Past CEO, President and Member of Board
of Directors, Realty Income Corporation
*Committees: Compensation;
Real Estate Investment*

Tamara Fischer
Executive Chairman and Past President
and CEO, National Storage Affiliates Trust
Committees: Audit; Real Estate Investment

Toni Jennings[1]
Chairman of the Board of Directors,
Jack Jennings & Sons, Inc.; Past
Lieutenant Governor, Senate President
and Representative of the State of Florida
*Committees: Compensation (Chairman);
Nominating and Corporate Governance*

Edith Kelly-Green
Founding Partner, JKG Properties LLC
and The KGR Group; Past Vice President
and Chief Sourcing Officer of FedEx
Express, a subsidiary of FedEx Corporation
*Committees: Audit; Nominating and
Corporate Governance*

James K. Lowder
Chairman of the Board of Directors
and President, The Colonial Company
*Committees: Nominating and Corporate
Governance; Real Estate Investment*

Thomas H. Lowder
Past Chairman of the Board of Trustees
and Chief Executive Officer,
Colonial Properties Trust
*Committees: Compensation;
Real Estate Investment*

Claude B. Nielsen
Chairman of the Board of Directors
and Past Chief Executive Officer,
Coca-Cola Bottling Company United, Inc.
*Committees: Compensation; Nominating
and Corporate Governance (Chairman)*

William Reid Sanders
President, Sanders Properties, LLC
and Sanders Investments, LLC;
Past Executive Vice President,
Southeastern Asset Management and
Past President, Longleaf Partners Fund
Committee: Audit

Gary S. Shorb
Executive Director, The Urban Child
Institute; Past President
and Chief Executive Officer,
Methodist Le Bonheur Healthcare
*Committees: Audit; Nominating
and Corporate Governance*

David P. Stockert
General Partner, Sweetwater Opportunity
Fund, LP; Past Chief Executive Officer
and President, Post Properties, Inc.
*Committees: Nominating and Corporate
Governance, Real Estate Investment*

[1]Ms. Jennings will retire from the Board of Directors on May 21, 2024 and is not nominated for re-election at the Annual Meeting of Shareholders.

Shareholder Information

Corporate Headquarters
MAA
6815 Poplar Avenue, Suite 500
Germantown, TN 38138
901-682-6600
www.maac.com

**Independent Registered Public
Accounting Firm**
Ernst & Young LLP, Memphis, TN

**2024 Annual Meeting
of Shareholders**
MAA plans to hold its 2024 Annual Meeting
of Shareholders virtually on Tuesday,
May 21, 2024, at 12:30 p.m. CDT.

Stock Listing
MAA's common and preferred stock are
listed on the New York Stock Exchange
(NYSE) and are traded under the stock
symbols MAA and MAApI, respectively.

SEC Filings
MAA's filings with the Securities and
Exchange Commission are filed under
the registrant names of Mid-America
Apartment Communities, Inc. and/or
Mid-America Apartments, L.P.

Transfer Agent and Registrar
Broadridge Corporate Issuer Solutions, Inc.
Call: 877-206-4722
Email: shareholder@broadridge.com,
or Visit:
www.shareholder.broadridge.com/maa/

Registered shareholders who have
questions about their accounts or who wish
to change ownership or address of stock;
report lost, stolen or destroyed certificates;
sign up for direct deposit of dividends; or
enroll in our dividend reinvestment plan
or direct stock purchase program should
contact Broadridge Corporate Issuer
Solutions, Inc. at the shareholder service
number or email address listed above, or
access their account at the website listed
above. Beneficial owners who own shares
held in "street name" should contact their
broker or bank for all questions. Limited
partners of Mid-America Apartments, L.P.
wishing to transfer their units or convert
units into shares of common stock of
MAA should contact MAA directly at the
corporate headquarters.

Annual Report and Form 10-K
A copy of MAA's Annual Report and Form
10-K for the year ended December 31, 2023,
as filed with the Securities and Exchange
Commission (SEC), will be sent without
charge upon written request. Please address
requests to MAA's corporate headquarters,
attention Investor Relations, or email your
request to investor.relations@maac.com.
Please indicate your preference of email
or paper copy as well as your full address
information for delivery. Other MAA SEC
filings as well as corporate governance
documents are also on the "For Investors"
page of our website at www.maac.com.

CEO and CFO Certifications
As is required by Section 303A.12(a) of
the NYSE's corporate governance standards,
the CEO Certification has been previously
filed without qualification with the NYSE.
Certifications of the CEO and CFO pursuant
to Section 302 of the Sarbanes-Oxley Act
of 2002 have been filed as exhibits to MAA's
Form 10-K.



6815 Poplar Avenue, Suite 500

Germantown, TN 38138

www.maac.com

Cover: MAA Robinson, Orlando, FL
Below: MAA Westglenn, Denver, CO


MIX
Paper from
responsible sources
FSC® C103573
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